As filed with the Securities and Exchange Commission on September 7, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Country Style Cooking Restaurant Chain Co., Ltd.
(Exact name of registrant as specified in its charter)

Cayman Islands	5812	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18-1 Guojishangwu Center, 178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China
(86-23) 8671-2610
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price (1)(2)	Fee
Ordinary Shares, par value $0.001 per share (3)	$100,000,000	$7,130

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2010

PROSPECTUS

American Depositary Shares

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

Representing           Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Country Style Cooking Restaurant Chain Co., Ltd. We are selling           ADSs. Each ADS represents           ordinary shares, par value $0.001 per share. We have granted the underwriters a 30-day option to purchase up to an aggregate of           additional ADSs from us to cover any over-allotments at the initial public offering price less the underwriting discount and commission.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares. We anticipate that the initial public offering price will be between $      and $      per ADS. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol ‘‘CCSC.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the ADSs to purchasers on or about          , 2010.

BofA Merrill Lynch	Credit Suisse

Cowen and Company	Piper Jaffray

The date of this prospectus is          , 2010

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CSC
乡村基

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

You should rely only on the information contained in this prospectus, or in any related free-writing prospectus that we have filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. In addition to this summary, you should read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 101 restaurants as of June 30, 2010, including 56 restaurants in Chongqing municipality and 31 restaurants in Sichuan province. We are the largest quick service restaurant chain in Chongqing municipality in terms of the number of restaurants as of March 31, 2010 and total sales in 2009, according to Euromonitor International, or Euromonitor, an independent market research firm, and we have a strong presence in Sichuan province. Chongqing municipality and Sichuan province cover a region of 110 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operating efficiency. We plan to further expand our geographic coverage and increase our chain to over 130 restaurants in China by the end of 2010.

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. The appeal of our food offerings and our restaurants is evidenced by the average traffic per restaurant per day of approximately 1,600 customers and the average table turnover per day of approximately 16 times for our restaurant chain for the six months ended June 30, 2010.

We believe that the following four factors contribute to the quality of the food we offer: quality ingredients, proprietary sauce packages, on-site food preparation and effective quality monitoring. We purchase ingredients from suppliers carefully selected based on the quality of their sample ingredients and their understanding of our business and requirements. For each dish, we develop and prepare a proprietary sauce package based on the recipe we have developed to cater to popular customer tastes in China. Each dish is then freshly prepared in batches on stovetops in each restaurant kitchen by our well-trained cooks. To ensure that food quality is consistently maintained in all of our restaurants, we have a food safety and quality assurance program in place to maintain uniform standards for our food supply and preparation procedures.

Our revenues increased by 113.6% from RMB231.5 million in 2008 to RMB494.5 million ($72.9 million) in 2009 and by 53.7% from RMB212.3 million for the six months ended June 30, 2009 to RMB326.4 ($48.1 million) for the six months ended June 30, 2010. We added 34 and 38 new restaurants in 2008 and 2009, respectively, which contributed revenues of RMB152.0 million and RMB124.5 million ($18.4 million) in 2008 and 2009, respectively. We further added 20 new restaurants during the first half of 2010, which contributed revenues of RMB23.6 million ($3.5 million) for the six months ended June 30, 2010. Our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million ($6.6 million) in 2009 and by 36.8% from RMB20.3 million for the six months ended June 30, 2009 to RMB27.7 million ($4.1 million) for the six months ended June 30, 2010.

Market Opportunities

The consumer food services industry in China has grown rapidly in recent years, driven primarily by the growth of the Chinese economy, which led to rapid urbanization and increasing disposable income in China. The economic growth, although not indicative of future growth, has in turn led to changes in consumption patterns in China, including growing numbers of consumers dining out for convenience or the dining experience. According to Euromonitor, the Chinese consumer food services market has grown from RMB1,106.0 billion in 2004 to RMB1,996.6 billion ($294.4 billion) in 2009, representing a compound annual growth rate, or CAGR, of 12.5% over the five-year period. Euromonitor estimated that this market would continue to grow to RMB3,047.0 billion ($449.3 billion) in 2014, representing a CAGR of 8.8% from 2009.

According to Euromonitor, the Chinese quick service restaurant sector has grown from RMB253.8 billon in 2004 to RMB470.6 billion ($69.4 billion) in 2009, representing a CAGR of 13.1% over the five-year period. Euromonitor estimated that the Chinese quick service restaurant market would grow to RMB766.7 billion ($113.1 billion) in 2014, representing a CAGR of 10.3% from 2009.

We believe that the following factors have contributed, and are expected to continue to contribute, to the growth of the consumer food services industry and the quick service restaurant sector in China:

•	strong economic growth and higher levels of disposable income;

•	increasing urbanization;

•	increasing working population; and

•	fast-paced lifestyle and longer working hours.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and will continue to drive our future growth:

•	delicious, everyday Chinese food of consistent quality;

•	leading position in existing geographic markets with great potential for expansion;

•	highly standardized and efficient operations;

•	large customer base and frequent visits by repeat customers; and

•	dedicated and experienced management team.

Our Strategies

Our goal is to become a leading quick service restaurant chain and make our “ CSC” brand a household name in China. We intend to achieve our goal by pursuing the following principal strategies:

•	further penetrate existing markets and expand into selected locations;

•	further drive comparable restaurant sales growth and profitability;

•	continue to provide quality food and develop new menu items to attract more customer visits;

•	further improve standardization and operating efficiency; and

•	further enhance our brand recognition.

Our Risks and Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including:

•	uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently;

•	risks associated with changing consumer taste and discretionary spending;

•	uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image;

•	risks related to instances of food-borne illnesses, health epidemics and other outbreaks;

•	uncertainties regarding our ability to respond to competitive pressures; and

•	uncertainties associated with factors typically affecting the consumer food services industry in general.

See “Risk Factors,” “Forward-Looking Statements” and other information included in this prospectus for a more detailed discussion of these and other risks, uncertainties and challenges that we face.

Corporate History and Structure

Our holding company, Country Style Cooking Restaurants Chain Co., Ltd., or CSC Cayman, was incorporated in the Cayman Islands on August 14, 2007. On October 1, 2007, CSC Cayman issued 24,000,000 Series A preferred shares to two international private equity funds. CSC Cayman directly and wholly owns Country Style Cooking International Restaurant Chain Group Ltd., or CSC Hong Kong, which is incorporated in Hong Kong and directly owns all the equity interests in our wholly-owned subsidiary in China, CSC (China) Management Co., Ltd., or CSC China. We conduct substantially all of our restaurant operations through CSC China and its subsidiaries. For more details, see “Corporate History and Structure.”

Corporate Information

Our principal executive offices are located at 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China, and our telephone number at that location is (86-23) 8671 2610. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Our website is www.csc100.com. Information contained on our website does not constitute a part of this prospectus.

Conventions Which Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Country Style Cooking” refer to CSC Cayman and its subsidiaries;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“average table turnover per day” refers to the total number of receipts provided by our restaurants upon sales, divided by the product of the total number of tables at these restaurants and the number of days such restaurants are open for business in a given period; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share, and “Series A preferred shares” refers to our Series A convertible preferred shares, par value $0.001 per share.

Unless otherwise mentioned, information presented in this prospectus assumes the underwriters do not exercise their option to purchase additional ADSs to cover over-allotments.

We commissioned Euromonitor, an independent market research firm, to prepare a report for the purpose of providing relevant industry and other information and illustrating our position in the quick service restaurant sector in China. Information from the report prepared by Euromonitor appears in “Summary,” “Industry Background,” “Business” and other sections of this prospectus. Unless otherwise specified, historical industry data are expressed in nominal terms, without being adjusted for the effect of inflation, while projected industry data are expressed in real terms, adjusted for the effect of projected inflation. We have taken such care as we consider reasonable in the reproduction and extraction of information from the Euromonitor report and other third-party sources.

THE OFFERING

Offering price	We currently expect that the initial public offering price will be between $ and $ per ADS.

ADSs offered by us	ADSs

ADSs outstanding immediately after this offering	ADSs ( ADSs if the over-allotment option is fully exercised).

Ordinary shares outstanding immediately after this offering	ordinary shares, par value $0.001 per share ( ordinary shares if the over-allotment option is fully exercised).

The ADSs	Each ADS represents of our ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement between us, the depositary and owners and beneficial owners of ADSs from time to time.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement, as amended.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price from us, less underwriting discount and commission.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $ million (assuming an initial public offering price of $ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting the estimated underwriting discount and commission and estimated offering expenses payable by us). We plan to use the net proceeds from this offering to open new restaurants, improve and expand our logistics and IT infrastructure and for working capital and other general corporate purposes. For more information, see ‘‘Use of Proceeds.”

Lock-up	We have agreed not to sell, transfer or otherwise dispose of any of our ordinary shares, ADSs or similar securities for a period of 180 days after the date of this prospectus. Furthermore, each of our directors, executive officers and existing shareholders has agreed to a similar 180-day lock-up. See “Underwriting.”

Listing	We intend to list our ADSs on the New York Stock Exchange under the symbol “CCSC.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	Citibank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	reflects the conversion of all outstanding Series A preferred shares into 24,000,000 ordinary shares immediately upon the completion of this offering;

•	excludes 3,966,300 ordinary shares issuable upon the exercise of share options at a weighted average exercise price of $1.08 per ordinary share and 633,000 restricted shares issued under our 2009 share incentive plan that are outstanding as of the date of this prospectus; and

•	excludes 3,120,700 ordinary shares reserved for future grants under our 2009 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated statements of operations for our company for the two years ended December 31, 2008 and 2009 and the summary consolidated balance sheet as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

The summary consolidated statement of operations data for the six months ended June 30, 2009 and 2010 and the summary consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009		2009	2010
	RMB	RMB	$	RMB	RMB	$
	(In thousands, except shares, per share, ADS and per ADS data)

Consolidated Statements of Operations Data:
Revenue—restaurant sales	231,463	494,459	72,913	212,314	326,425	48,135

Costs and expenses:
Restaurant expenses:
Food and paper	115,071	239,357	35,296	103,641	154,944	22,848
Restaurant wages and related expenses(1)	33,076	76,890	11,338	33,265	52,824	7,789
Restaurant rent expenses	17,945	38,546	5,684	16,609	28,273	4,169
Restaurant utilities expenses	13,773	31,073	4,582	13,299	19,863	2,929
Other restaurant operating expenses	12,455	28,774	4,243	11,646	14,909	2,198
Selling, general and administrative expenses(1)	3,955	13,360	1,970	5,259	13,482	1,988
Depreciation	2,855	10,999	1,622	4,467	8,873	1,308

Total operating expenses	199,130	438,999	64,735	188,186	293,168	43,229

Income from operations	32,333	55,460	8,178	24,128	33,257	4,906

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009		2009	2010
	RMB	RMB	$	RMB	RMB	$
	(In thousands, except shares, per share, ADS and per ADS data)

Interest income	1,083	758	112	301	333	49
Foreign exchange gain (loss)	(1,347)	3	—	3	17	3
Other income (loss)	(12)	490	72	341	1,215	179

Income before income taxes	32,057	56,711	8,362	24,773	34,822	5,137
Income tax expenses	(5,440)	(11,632)	(1,715)	(4,504)	(7,104)	(1,048)

Net income	26,617	45,079	6,647	20,269	27,718	4,089
Dividend on Series A convertible preferred shares	—	(3,946)	(582)	(3,946)	—	—
Distribution to the founders	(2,436)	(3,454)	(509)	(3,454)	—	—

Net income attributable to ordinary shareholders	24,181	37,679	5,556	12,869	27,718	4,089

Basic net income per share	0.30	0.47	0.07	0.16	0.35	0.05

Basic net income per ADS(2)
Diluted net income per share	0.30	0.47	0.07	0.16	0.34	0.05

Diluted net income per ADS(2)

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	56,000,000	56,000,000	56,000,000	56,000,000
Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000	80,000,000	80,000,000	80,996,325	80,996,325

Notes:

(1)	Includes share-based compensation expenses of RMB1.7 million ($0.3 million) for the six months ended June 30, 2010.

(2)	Each ADS represents ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008 and 2009 and June 30, 2010.

	As of December 31,			As of June 30
	2008	2009		2010
	RMB	RMB	$	RMB	$
	(In thousands)

Current Assets:
Cash and cash equivalents	52,378	70,695	10,425	55,925	8,247
Total current assets	75,439	105,913	15,618	91,375	13,473
Total assets	130,909	215,068	31,713	240,276	35,430

Total current liabilities	38,686	82,193	12,120	75,000	11,057
Total liabilities	40,818	87,301	12,873	83,147	12,258

Mezzanine equity	96,949	96,949	14,296	96,949	14,296
Total equity (deficit)	(6,858)	30,818	4,544	60,180	8,876

Total liabilities, mezzanine equity and equity (deficit)	130,909	215,068	31,713	240,276	35,430

The following tables present our selected operating data as of the dates and for the periods indicated:

	As of December 31,		As of June 30,
	2008	2009	2010

Number of Restaurants:
Chongqing Municipality	31	48	56
Sichuan Province	8	22	31
Other Regions	4	11	14

Total	43	81	101

	For the year ended December 31,		For the six months ended June 30,
	2008	2009	2009	2010

Number of comparable restaurants(1)	9	9	43	43
Revenues for comparable restaurants (in RMB thousands)	79,422	87,795	176,961	189,889
Percentage increase during comparable periods	10.5%		7.3%

(1)	We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. The following is a description of what we consider our material risks. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Industry and Business

Our future growth depends on our ability to open and profitably operate new restaurants.

Our future growth depends on our ability to open and profitably operate new restaurants. We opened 38 and 20 new restaurants in 2009 and in the first half of 2010, respectively, and plan to increase the number of our restaurants to over 130 by the end of 2010. We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. In researching new restaurant sites, we may be faced with intense competition for new restaurant sites in our target markets and increased lease costs. Even if we open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial investment associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near new restaurants may decline as a result. This may in turn adversely affect our ability to achieve the anticipated growth in revenue and profitability of our entire restaurant chain.

Our future growth also depends on our ability to increase existing restaurant sales.

While future sales growth will depend in part on our plans for new restaurant openings, deeper penetration into existing geographic markets and the sales of existing restaurants will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase existing restaurant sales depends in part on our ability to successfully implement our initiatives to increase throughput, such as increasing the number of food deliveries and the number of menu selections. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and our ability to expand the range of our services by making breakfast options and delivery services available in our restaurants. It is possible that we will not achieve our targeted existing restaurant sales growth or that existing restaurant sales could decrease, or that we will not achieve our targeted level of expansion within existing geographic markets. If any of this were to happen, sales and profits growth may be materially and adversely affected.

Our historical financial and operating results are not indicative of future performance; our financial and operating results are difficult to forecast.

Although our founders owned and operated restaurants prior to the establishment of CSC Cayman in August 2007, we have experienced significant growth only since 2008, when we raised funds through the issuance of Series A preferred shares to two international private equity investors. Therefore, we have a relatively short operating history as a corporation and our historical results may not be indicative of our future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of our ADSs to decline. Our revenues, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, regulations or actions pertaining to quick service restaurants in China and our ability to control the cost of revenues and operating expenses. Therefore, we believe that period-to-period comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs.

Our results of operations may fluctuate significantly due to seasonality and other factors.

Our overall results of operations may fluctuate significantly from period to period because of several factors, including: the timing of new restaurant openings and the amounts of associated pre-opening costs and expenses; operating costs for our newly opened restaurants, which are often substantially greater during the first few months of operations; revenue loss and renovation expenses associated with the temporary closure of existing restaurants for refurbishment; impairment of long-lived assets, including goodwill, and any losses incurred on restaurant closures; and fluctuations in food and commodity prices. As a result, our results of operations may fluctuate significantly from period to period and comparison of different periods may not be meaningful. Our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.

Our expansion into new markets may present increased risks.

We plan to open new restaurants in markets where we have little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns from our existing markets. As a result, any new restaurants we open in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with our brand and we may need to build brand awareness in that market through greater investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our business philosophy and culture. Restaurants opened in new markets may also have lower average sales or higher construction, occupancy or operating costs than restaurants in existing markets. In addition, we may have difficulty in finding reliable suppliers or distributors with adequate supplies of ingredients meeting our quality standards in the new markets. Sales at restaurants opened in new markets may take longer than expected to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have experienced rapid growth, and further expansion may place significant strain on our management and resources. We have increased the number of our restaurants in China from 9 as of December 31, 2007 to 101 as of June 30, 2010, and we plan to continue to expand our operations in different geographic locations in China. This further expansion may place substantial demands on our management and our operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain consistent food and service quality and preserve our corporate culture to ensure that our brand does not suffer as a result of any deterioration, whether actual or perceived, in the quality of our food or service.

To manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

Our business is affected by changes in consumer taste and discretionary spending.

The consumer food services industry is affected by consumer taste and perceptions. Although we have a dedicated product development team who constantly updates our menu to adapt to changes in seasons, dining trends and shifts in consumer taste and nutritional trends, we cannot assure you that we would continue to be able to maintain our menu to suit changing popular taste, nutritional trends and general customer demands in China. In addition, if prevailing health or dietary preferences and perceptions cause consumers to avoid our products in favor of alternative foods, our business could suffer.

Our success also depends, to a significant extent, on discretionary customer spending, which is influenced by general economic conditions. Accordingly, we may experience declines in sales during economic downturns or prolonged periods of high unemployment rates. Any material decline in the amount of discretionary spending in China may have a material adverse effect on our business, results of operations and financial conditions.

Our restaurants are susceptible to risks in relation to rental increases and fluctuations, inflexible long-term lease agreements and unexpected land acquisitions, building closures or demolitions.

As we lease the property for substantially all of our restaurants, we have significant exposure to the retail rental market in China. For the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, our restaurant rental expenses amounted to approximately RMB17.9 million, RMB38.5 million and RMB28.3 million ($4.2 million), respectively, representing 7.8%, 7.8% and 8.7% of our total revenues during the respective periods. Since rental expenses represent a significant portion of our total operating expenses, our profitability may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

The majority of our lease agreements for our restaurant sites have an initial lease term of between 5 to 10 years and may contain an option to extend; a number of these lease agreements expire each year. A large number of lease agreements provide that the rent will increase at a fixed rate or by a fixed amount and certain leases require contingent rent, determined as a percentage of sales, as defined by the terms of the applicable lease agreement, which could result in rents being above fair market value. When a lease agreement expires, the lessor has the right to review and modify the terms and conditions of the lease agreement and we have to negotiate the terms of renewal with that lessor. There is no assurance that we would be able to renew the relevant lease agreements on terms acceptable to us or to lease premises at prime locations on comparable and favorable terms, particularly in respect of rental charges. In the event that we need to close down a restaurant at the end of a lease, our business may be disrupted and we may incur extra costs to relocate, and our business operations and financial performance may be materially and adversely affected.

Because our lease agreements have fixed lease terms, these lease agreements expose us to the risk of having to make rental payments for fixed periods of time in spite of failure of business or other unforeseen events that may occur before each lease term expires. In the event that we need to close down a restaurant before the end of a lease, we may be obligated to continue paying rent for the rest of the lease term and our business operations and financial performance may be materially and adversely affected.

In addition, the PRC government has the statutory power to acquire any land in the PRC. In the event of any compulsory acquisition of any of the properties in which our restaurants or facilities are situated for redevelopment, the amount of compensation to be awarded to us may not be based on the fair market value of such property but may be assessed on the basis prescribed in the relevant legislation. In such event, we will be forced to relocate to other locations, thus affecting our business operations.

Our business depends significantly on the market recognition of our “ CSC” brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. We believe that maintaining and enhancing the “ CSC” brand is important to maintaining our competitive advantage. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to further develop and maintain our distinctive combination of delicious menu offerings, affordable prices and clean dining environments throughout our restaurant chain, as well as on our ability to respond to competitive pressures. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

In addition, unauthorized use of our trademarks, trade name and trade secrets by unrelated third parties may damage our reputation and brand. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently include a combination of trademark, copyright and trade secret laws and may potentially include taking court action against anyone that infringes on our trademark and trade name, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We generate a majority of our revenues from Chongqing municipality and Sichuan Province in China. Any event negatively affecting the consumer food services industry in these markets could have a material adverse effect on our overall business and results of operations.

We generated 94.8%, 93.4% and 92.3% of our revenues in 2008, 2009 and the first half of 2010, respectively, from our restaurants in Chongqing municipality and Sichuan province in China. We expect these markets to continue to account for a substantial portion of our revenues in the near future. If either Chongqing municipality or Sichuan Province experiences an event negatively affecting its consumer food services industry, such as a local economic downturn, a natural disaster, a contagious disease outbreak or a terrorist attack, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.

We face risks related to instances of food-borne illnesses, health epidemics and other outbreaks.

Our business is susceptible to food-borne illnesses, health epidemics and other outbreaks. We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as mad-cow disease, that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect our industry overall and us in particular, impacting our restaurant sales, forcing the closure of some of our restaurants and conceivably having significant impact on our results of operations. This risk exists even if it were later determined that the illness in fact were not spread by our restaurants. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of our food products and significantly increase our costs.

We also face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. In June 2009, the World Health Organization declared the outbreak of H1N1 influenza to be a pandemic. An outbreak of any epidemics or pandemics in China, especially in the areas where we have restaurants, may result in quarantines, temporary closures of our restaurants, travel restrictions or the sickness or death of key personnel and our customers. Any of the above may cause material disruptions to our operations, which in turn may materially and adversely affect our financial condition and results of operations.

Events that disrupt the operations of any of our restaurants, such as fires, floods, earthquakes or other natural or man-made disasters, may materially and adversely affect our business operations.

Our operations are vulnerable to interruption by fires, floods, earthquakes, power failures and power shortages, hardware and software failures, computer viruses, terrorist attacks and other events beyond our control. Fires, floods, earthquakes and terrorist attacks may lead to evacuations and other disruptions in our restaurant operations, which may prevent us from providing quality food and service to customers, thereby affecting our business and damaging our reputation. Any such event could materially and adversely affect our business operations.

Reports of incidents of food tampering could materially damage our reputation and reduce our restaurant sales.

The consumer food services industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects into the food that we sell. Reports, whether true or not, of injuries caused by food tampering have in the past severely injured the reputations of restaurants, including restaurant chains like us, and could affect us in the future as well. Instances of food tampering, even those occurring solely at restaurants of our competitors, could result in negative publicity about the overall consumer food services industry and adversely affect our sales on a local, regional or national basis. A decrease in customer traffic as a result of health concerns or negative publicity could materially harm our business, results of operations and financial condition.

Increases in the cost of ingredients used in our restaurants may lead to declines in our margins and operating results.

The founding philosophy of our business is to offer delicious, everyday Chinese food to average Chinese consumers for an affordable price. Any rise in our costs, particularly a rise in the cost of the ingredients we use, may lead to declines in our margins and operating costs.

The cost of ingredients we use in our restaurants depends on a variety of factors, many of which are beyond our control. Food ingredients represented approximately 46.1%, 44.7% and 44.4% of our restaurant revenues for the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, respectively. Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of our critical food ingredients. If we are not able to obtain requisite quantities of quality ingredients at commercially reasonable prices, our ability to provide the menu items that are central to our business would be adversely affected. For instance, we purchase large quantities of pork, and prices for pork in China rose by more than 50% between 2006 and 2008, requiring us to pay significantly higher prices for the pork used in our dishes. If the cost of ingredients that we use in our restaurants increases in the future and we cannot pass these cost increases onto our customers, our operating margins may decrease.

In addition, the Chinese government has promulgated price intervention regulations under which temporary measures may be taken to control price increase or decrease of certain material commodities which include a number of ingredients, such as grain, food oil, pork and eggs, that are important to our business. Such price control measures will have direct effects on our cost of relevant ingredients. The measures that prevent the prices of ingredients from falling will keep our cost of relevant ingredients at a higher level than it would be under free market conditions. Although generally we may benefit from the measures that control price increases, which keep our ingredients cost from rising, there is no guarantee for how long and to what extent such measures may be implemented, or whether such measures will effectively control price increases in the long run. For example, there is a possibility that measures controlling price increases may frustrate the relevant suppliers and discourage production, in which case the supply of the affected ingredients may decrease and our business may be materially and adversely affected.

Our current restaurant locations may become unattractive, and attractive new restaurant locations may not be available for a reasonable price, if at all.

The success of any restaurant depends, in substantial part, on its location. Given the rate of urban construction in China, there can be no assurance that our current restaurant locations will continue to be attractive as neighborhoods or demographic patterns change. Neighborhood or economic conditions where restaurants are located could deteriorate in the future, thus resulting in potentially reduced sales in these locations. If we cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected. In addition, some of our less profitable or unsuccessful restaurants may be subject to long-term non-cancelable leases, so that even if we decide to close such restaurants, we may nonetheless be required to perform our obligations under such leases or pay penalties for terminating the leases, which will increase our operating costs.

Our success depends on our ability to compete with our major competitors.

The consumer food services industry is intensely competitive and we compete in China with many well-established food services companies on the basis of price, service, location and food quality. Our competitors include a large and diverse group of individual restaurants and restaurant chains that range from independent local operators to well-capitalized Chinese and international quick service restaurant companies, including international restaurant chains such as McDonald’s and Kentucky Fried Chicken, or KFC, all of which have significant presence in many parts of China. As our competitors expand their operations, through acquisitions or otherwise, we expect competition to intensify. Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the consumer food services industry in general better than we can.

The consumer food services industry has few non-economic barriers to entry, and therefore new competitors, especially small local restaurant operators, may emerge at any time. If our existing or future competitors offer items that are better priced or more appealing to local customer tastes or if a competitor increases the number of restaurants it operates in one of our key markets, our customers will be diverted. In addition, if our competitors offer financial incentives to personnel, ingredients suppliers or prospective sellers of real estate in excess of what we offer, it could have a material adverse effect on our financial condition and results of operations. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Failure to comply with government regulations relating to the consumer food services industry, fire safety, food hygiene and environmental protection could materially and adversely affect our business and operating results.

Our business is subject to various compliance and operational requirements under PRC laws. The failure of any of our restaurants to comply with applicable laws and regulations, including laws governing our relationship with our employees, may incur substantial fines and penalties from the relevant PRC government authorities. Each restaurant in our chain must hold a basic business license issued by the local government authorities and must have restaurant operations within the business scope of its business license. Under PRC regulations, any business operating without a valid business license may be subject to fines of up to RMB100,000 ($15,000), confiscation of gains from the business and/or closure of the business. Our business is also subject to various regulations that affect various aspects of our business in the cities in which we operate, including fire safety, food hygiene and enviromental protection. Our restaurants must obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. As of the date of this prospectus, of our 109 restaurants in operation, 10 have not obtained the requisite business license, 35 have not obtained fire safety permits and 5 have not obtained food service operating permits. We are making diligent efforts to obtain as many of the missing permits as possible. Although we have not been subject to any material fines or other penalties in relation to any non-compliance in the past, if we fail to cure such non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from the related restaurants or the suspension of operations of the restaurants that do not have all the requisite licenses and permits, which could materially and adversely affect our business and results of operations. See also “Regulation—Regulations on the Food Safety and Licensing Requirements for Consumer Food Services” and “Regulation—Regulations on Fire Prevention.”

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular one of our founders, Ms. Hong Li, who has been our leader since our inception. Ms. Li currently serves as our chairman and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our business and results of operations may be materially and adversely affected. Competition for experienced management personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose business secrets and know-how as a result. Furthermore, if other businesses affiliated with our founders compete with us for qualified restaurant managers and employees, potential premises for restaurant operations and other resources, it could materially and adversely affect our business operations and expansion plans. Any actual or perceived competition from our founders’ outside businesses could have a material adverse effect on our business operations and investors’ confidence in us. Our founders and executive officers have entered into confidentiality and non-competition agreements with us. If any disputes arise between any of our founders and executive officers and us, it may be difficult to enforce these agreements against these individuals.

We depend on our dedicated and capable employees, and if we are not able to continue to hire, train and retain qualified employees or if labor costs increase, our business and results of operations could be materially and adversely affected.

Our continued success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees for our chain restaurant operations, including restaurant managers, cooks and kitchen assistants. We cannot assure you that we would be able to recruit or retain a sufficient number of qualified employees for our business. Any material increases in employee turnover rates in our existing restaurants and any failure to recruit skilled personnel and to retain key staff due to factors such as failure to keep up with market average employee salary levels may make our growth strategy difficult to implement. Any increased labor costs due to factors like competition, increased minimum wage requirements and employee benefits would adversely impact our operating costs. Any of the above would materially and adversely affect our business and results of operations.

We have granted and will continue to grant restricted shares, stock options and other share-based compensation, which may materially impact our results of operations.

We adopted our 2009 share incentive plan in December 2009. The 2009 share incentive plan permits the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company representing the right to acquire up to 7,720,000 ordinary shares. As of the date of this prospectus, options to purchase 3,966,300 ordinary shares and 633,000 restricted shares are outstanding under this plan. As a result of these option grants and potential future grants under the plan, we have incurred and expect to continue to incur share-based compensation expenses. We have adopted FASB Accounting Standards Codification (“ASC”) 718 (previously Statement of Financial Accounting Standards No. 123(R)), for the accounting treatment of our 2009 share incentive plan. We had share-based compensation expenses of RMB1.7 million ($0.2 million) for the six months ended June 30, 2010. As of June 30, 2010, there was RMB18.4 million ($2.7 million) in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under our share incentive plan, which is expected to be recognized over a weighted-average period of 2.21 years. The additional expenses associated with share-based compensation awards granted under our share incentive plan may materially impact our future results of operations. However, if we limit the size or number of grants under our share incentive plan to minimize the additional expenses associated with share-based compensation, we may not be able to attract or retain key personnel.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

After this offering, our executive officers, directors and principal shareholders and their affiliated entities will beneficially own approximately          % of our outstanding shares. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

We have limited insurance coverage.

As of the date of this prospectus, we have obtained insurance policies that we believe are customary for similar companies in China. We currently have in place property insurance, business interruption insurance, third-party liability insurance and money insurance for all of our restaurants currently in operation. For more details, see “Business—Insurance.” However, our insurance coverage may not be adequate to cover all losses that may occur, particularly with respect to loss of business and reputation. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business and results of operations may be materially and adversely affected.

Our legal right to lease certain properties could be challenged by third parties.

We do not own most of the properties on which we operate our restaurants. Instead, our business model relies on leases or subleases from third parties. Some of the properties we lease from third parties have been subject to mortgages which were created at the time the leases were signed. In such circumstances, and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property. For instance, in September 2009, the new owners of a restaurant premise who obtained the ownership of the premise from a mortgage foreclosure challenged the lease agreement we had with the previous lessor in a local court. The restaurant in dispute contributed approximately 1% of our total net revenues in 2010. We are monitoring the litigation and may negotiate a new lease with the new owners or the lessor, depending the outcome of the litigation. Although we do not believe that this dispute will have a material adverse effect on our operations, there may be similar events in the future that could materially and adversely affect our results of operations.

In addition, some of our lessors have not provided us their title certificates for the properties we lease or proof of authorizations from the property owners to sublease the properties to us. If third parties who purport to be property owners challenge our right to lease these properties, we could be subject to potential disputes with them. Such disputes, whether resolved in our favor or not, may divert management attention or disrupt our business operations.

Failure to comply with lease registration and other compliance requirements under PRC law may subject our lessors or us to fines or other penalties that may negatively affect our ability to operate our restaurants.

We and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. However, we and our lessors had not obtained registrations from the relevant authorities for any of our leased restaurant properties. Although the lack of registration with a governmental authority will not invalidate a lease agreement in a PRC court, it may expose both our lessors and us to monetary fines. Such fines may, in the aggregate, have an adverse effect on our financial condition. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, one property we lease is not designated for commercial service purpose and the legal status of two other properties’ designated usage is unclear. Failure to ensure that the properties we lease are operated in compliance with their designated use may subject our lessors or us to various administrative actions, including fines or suspension of our restaurant operations. Before entering into any new lease agreement, we normally conduct legal and regulatory due diligence investigations to confirm that our intended use of the property is consistent with the land-use regulations and the lease arrangement is in compliance with applicable PRC regulations. Also, we intend to require our lessors to indemnify us for related losses arising from any non-compliance on the part of our lessors in any of our future new lease agreements. However, if we are not adequately indemnified by the lessors for our losses or the fines or other penalties imposed on us for non-compliance with land- and property-related PRC laws and regulations, our business and financial condition may be materially and adversely affected.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new restaurant openings, investments in or acquisitions of new restaurants from third parties and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of businesses in the consumer food services industry;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in the consumer food services industry in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities, reduce our growth to a level that can be supported by our cash flow or defer planned expenditures.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are, to a significant degree, subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven geographically among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. However, due in part to the impact of the global crisis in financial services and credit markets and other factors, China’s year-on-year real GDP growth rate decreased to 6.8% in the fourth quarter of 2008, down from the figure of 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of RMB4.0 trillion. In the first half of 2009, total bank loans in China reached RMB7.4 trillion, compared to RMB2.5 trillion for the first half of 2008 and RMB4.9 trillion for the full year 2008. China’s year-on-year real GDP growth rate fell further to 6.2% in the first quarter of 2009 before rebounding to 7.9% in the second quarter. Meanwhile, the consumer price index in June 2009 had fallen 1.7% compared to June 2008. We cannot assure you that the various macroeconomic measures, monetary policies and the economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may adversely affect us if they reduce the disposable income of our customers or dampen their willingness to dine at restaurants.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

If our preferential tax treatments become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, our results of operations would be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is

25%. However, Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, enjoys a preferential enterprise income tax rate of 15% from 2008 through 2010 due to an approval it received from the local tax authority in Chongqing. This preferential tax rate expires at the end of 2010, and although we believe we should be able to extend it, there is no guarantee that it can be successfully renewed. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries, or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our subsidiaries in China, could adversely affect our business, operating results and financial condition. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our positions and we are required to pay tax, interests and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management named in the prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China and most of them are PRC nationals. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or applicable state securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state. Our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it may not be possible for you to bring an action against us or against our directors or officers based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005, the Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies which are also established or controlled by such PRC residents, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose entity is required to amend his or her SAFE registration with respect to that offshore special purpose entity in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, creation of any security interest over any assets located in China or any other material changes in share capital.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, SAFE promulgated Implementation Rules for those measures and on March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Chinese Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted shares or stock options by an overseas publicly listed company according to its employee share option or share incentive plan are required, through a Chinese agent or Chinese subsidiary of such overseas publicly listed company, to register with SAFE or its local counterparts and complete certain other procedures. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company must be remitted into China. We and our Chinese employees who have been or will be granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly listed company.

Except for some senior management members who recently exercised their options, our current beneficial shareholders who are PRC residents have completed their initial registration with the local SAFE branch as required under the SAFE Circular No. 75. We are advised by local SAFE officials that, for the senior management members who have exercised their options and our Chinese employees who will be granted options, we and these Chinese employees are not subject to registration requirements under SAFE Circular No. 75, but should be subject to the Stock Option Rule, and we shall make the registrations under the Stock Option Rule after our company becomes an overseas publicly listed company. However, we cannot assure you that we can successfully complete the registrations under the Stock Option Rule in the future. If we or our Chinese employees fail to complete these registrations, we or our employees may be subject to fines and legal sanctions. In addition, we may not be fully informed of the identities of the beneficial owners of our company in the future and we cannot assure you that all of our Chinese resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are Chinese residents to make or amend any required registrations may subject these Chinese residents to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us, as a result of which our business operations and our ability to distribute profits to you may be materially and adversely affected.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment. A significant number of our employees are contracted through Chongqing Investment Promotion Association, a third-party human resources company, that is responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if Chongqing Investment Promotion Association fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In addition, in the event we decide to significantly change or downsize our workforce, the Labor Contract Law could restrict our ability to terminate employee contracts and adversely affect our ability to make such changes to our workforce in a manner that is most favorable to our business or in a timely and cost effective manner, which in turn may materially and adversely affect our financial condition and results of operations. We cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Fluctuations in exchange rates may result in foreign currency exchange losses and may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.30 per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our wholly owned subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Significant revaluation of the Renminbi may have a material adverse effect on your investment.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, requires the approval of the CSRC prior to an overseas listing of interest in an “offshore special purpose vehicle,” which means an offshore company directly or indirectly controlled by Chinese natural persons or Chinese non-foreign invested company within the PRC, or Chinese Company, for the purpose of an overseas listing of the interest in the Chinese Company.

Our PRC counsel, Jingtian & Gongcheng, has advised us that we are not a special purpose vehicle as defined in the M&A Rules, and therefore we are not required to apply to the CSRC for approval for this offering. However, the CSRC may disagree with this conclusion and if prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese regulatory agencies may also take actions requiring us to postpone or cancel this offering before settlement and delivery of the ADSs offered by this prospectus.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

In addition, any capital contributions to our PRC wholly owned subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to make payments or distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has exceeded 50% of its registered capital. The reserve funds amounted to RMB8.9 million ($1.3 million) as of June 30, 2010. This reserve is not distributable as dividends except in the event of liquidation of these subsidiaries. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs, if we are classified as a Chinese ‘resident enterprise.’”

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs, if we are classified as a Chinese “resident enterprise.”

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than 25% stake in the Chinese foreign-invested enterprise.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. We cannot assure you that our Cayman Islands holding company, CSC Cayman will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. It is also unclear whether the dividends CSC Cayman receives from our CSC China will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if CSC Cayman is deemed to be a “resident enterprise” for PRC enterprise income tax purposes. If the Chinese tax authorities subsequently determine that CSC Cayman should be classified as a resident enterprise, foreign ADS holders will be subject to a 10% withholding tax upon dividends payable by us and gains on the sale of ADSs under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We are applying to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any automated quotation system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs has been determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies in the industry, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our executive officers and key personnel, fluctuations of exchange rates between RMB and the Canadian dollar or the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $      per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS as of          , after giving effect to this offering, and the assumed initial public offering price of $      per ADS, the midpoint of the range shown on the front cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have           ordinary shares outstanding, including ordinary shares represented by ADSs. All of the ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriter. To the extent shares are released before the expiration of the lock-up period, and these shares are sold into the market, the market price of our ADSs could decline.

In addition, several of our shareholders have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Related Party Transactions —Shareholders’ Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of these shares. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the food services industry in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. When a general meeting is convened, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote with respect to any specific matter. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time, or from time to time when it deems expedient, in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands does. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

Our management will have considerable discretion in the application of the net proceeds received by us from this offering. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our articles of association will contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We plan to adopt amended and restated articles of association that will become effective upon the completion of this offering and will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal controls over financial reporting. We expect these new rules and regulations to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Upon completion of this offering, we will be subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2011. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one “material weakness” and several significant deficiencies in our internal control over financial reporting. The material weakness identified related to our inventory management and recording. We have begun to undertake certain remedial steps to improve our internal control; however, we cannot assure you that we will complete the implementation of such remedial steps in a timely manner. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be classified as a PFIC (as defined for U.S. federal income tax purposes and as described below) for our current taxable year ending December 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we will make a separate determination for each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation will be considered as a PFIC for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the value of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income means any income which would be considered foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. The market value of our assets will be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

Depending upon the value of our assets based on the market value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations — General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our business and operating strategies and prospects;

•	our expansion and capital expenditure plans;

•	market acceptance of our food and services;

•	our planned use of proceeds;

•	our financial condition and results of operations;

•	our ability to enhance and maintain our brand name;

•	competition in the quick service restaurant sector;

•	the industry regulatory environment as well as the industry outlook generally; and

•	fluctuations in general economic and business conditions in China.

You should read thoroughly this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains third-party data relating to the consumer food services industry and the quick service restaurant sector in China that includes projections based on a number of assumptions. The consumer food services industry and the quick service restaurant sector may not grow at the rates projected by market data, or at all. The failure of these industries to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. Although we believe that these third-party data are accurate, you should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by U.S. federal securities law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and offering expenses payable by us in this offering. These estimates are based upon an assumed initial offering price of $      per ADS, the midpoint of the range shown on the cover page of this prospectus. A $1.00 change in the initial public offering price would, in the case of an increase, increase, and, in the case of a decrease, decrease the net proceeds of this offering by $      million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use the net proceeds from this offering for the following purposes:

•	approximately $ million to open new restaurants (the estimated costs associated with the opening of a new restaurant are between $0.2 million to $0.3 million);

•	approximately $ million for improving and expanding our logistic infrastructure, including central kitchens (the estimated costs associated with the building of a central kitchen, including land-use right purchase and construction costs, are between $2.5 million to $3.5 million), a national sauce packaging center, regional logistic centers, and IT infrastructure; and

•	the balance for working capital and other general corporate purposes.

The foregoing represents our current intention to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently from as described in this prospectus.

To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest bearing bank accounts or to invest in short-term investment grade debt securities.

Since we are an offshore holding company, we will need to make capital contributions and loans to our PRC subsidiaries such that the net proceeds of this offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under PRC laws and regulations. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CORPORATE HISTORY AND STRUCTURE

Our holding company, CSC Cayman, was incorporated in the Cayman Islands in August 2007. CSC Cayman directly and wholly owns CSC Hong Kong, which was incorporated in Hong Kong in August 2007. CSC Hong Kong directly owns all the equity interests in our wholly-owned subsidiary in China, CSC China, which was incorporated in China in September 2007.

Our founders, Ms. Hong Li and Mr. Xingqiang Zhang, owned and operated nine restaurants prior to the establishment of CSC Cayman. Since the establishment of CSC China in September 2007, these nine restaurants have been directly operated by us. We purchased the operating assets of these nine restaurants in a series of transactions from our founders in 2008 and 2009 for an aggregate amount of RMB3.4 million ($0.5 million). As these nine restaurants were under the common control of our founders, we consolidated the results of operations of these nine restaurants in our financial statements throughout the periods presented in our financial statements.

In October 2007, CSC Cayman issued 24,000,000 Series A preferred shares to two international private equity funds for an aggregated amount of $13.0 million. Among these $13.0 million, $5.0 million were paid to our founders in 2007 in consideration of their past services to our company and their agreement not to compete with us.

We substantially increased the number of our restaurants in 2008 and 2009 in order to increase our market share in our principal markets. As part of such growth strategy at the time, in addition to opening new restaurants, we purchased operating assets of 24 and 8 restaurants that were owned and operated by self-employed owners who were not affiliated with us at the time in 2008 and 2009, respectively. Such assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. Although we only purchased operating assets and we changed the restaurant management and upgraded the renovations and services subsequent to these transactions, we accounted for such purchases as business combinations under the U.S. GAAP due to the continuity of the revenue generating activities. Total consideration for the purchase of the 32 restaurant operating assets as described above included cash paid to the self-employed owners in the amount of RMB9.2 million ($1.4 million) and 2,800,000 shares of our ordinary shares. The excess of the total cash and share-based consideration over the fair value of the assets purchased was recorded as goodwill. By acquiring the operating assets of these restaurants, we also obtain various intangible benefits such as strategic business locations with close proximity to major office buildings and shopping centers, ideal traffic flow patterns, and further expansion of our restaurants chain coverage in a given geographic area.

We conduct substantially all of our restaurant operations through CSC China and its subsidiaries. The following diagram illustrates our corporate structure immediately prior to this offering:

(1)	The founders’ shares in our company are directly held by Regal Fair Holdings Limited, a British Virgin Islands company jointly owned by the founders.

DIVIDEND POLICY

We have no present plan to declare and pay any dividends on our ordinary shares or ADSs for the foreseeable future. We currently intend to retain our available funds and any earnings for the foreseeable future to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us; for example, PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standard and regulations. For further details of such restrictions, see “Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

Subject to our Memorandum and Articles of Association and applicable laws, our board of directors has complete discretion as to whether to declare a distribution of dividends to shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 24,000,000 ordinary shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A preferred shares into 24,000,000 ordinary shares immediately upon the completion of this offering, and (2) the issuance and sale of ADSs we are offering at an assumed initial public offering price of $ per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2010
			Pro
		Pro	Forma as
	Actual	Forma	Adjusted
	(In thousands of RMB)

Series A preferred shares, par value $0.001 per share, 24,000,000 shares authorized, 24,000,000 shares issued and outstanding	96,949	—
Ordinary shares, par value $0.001 per share, 96,000,000 shares authorized, 56,000,000 shares issued and outstanding	420	600
Additional paid-in capital(1)	7,546	104,315
Accumulated other comprehensive loss	(2,076)	(2,076)
Retained earnings(2)	54,290	54,290

Total equity(1)	60,180	157,129

Total capitalization(1)	157,129	157,129

Note:

(1)	A $1.00 change in the assumed initial public offering price of $ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease, each of additional paid-in capital, total shareholders’ equity and total capitalization by $ million.

(2)	Includes RMB8.9 million ($1.3 million) million in statutory reserves that are not available for distribution pursuant to PRC law.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately RMB53.9 million ($7.9 million), or RMB0.96 ($0.14) per ordinary share and $           per ADS as of that date. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities, intangible assets and non-controlling interest. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of our Series A preferred shares and the proceeds we will receive from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price per ordinary share represented by the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, from such assumed initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after June 30, 2010, other than giving effect to (1) the conversion of all of our outstanding Series A preferred shares into 24,000,000 ordinary shares, and (2) our sale of the ADSs offered in this offering at the initial public offering price of $           per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2010 would have been $           million, or $           per ordinary share and $           per ADS. This represents an immediate increase in net tangible book value of $           per ordinary share and $           per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $           per ordinary share and $           per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS

Assumed initial public offering price	$		$
Net tangible book value as of June 30, 2010		$0.14	$
Pro forma net tangible book value after giving effect to the conversion of our Series A preferred shares	$		$
Pro forma net tangible book value after giving effect to the conversion of our Series A preferred shares and this offering	$		$
Amount of dilution in net tangible book value to new investors in the offering	$		$

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Average
	Ordinary Shares						Price per	Average
	Purchased			Total Consideration			Ordinary	Price per
	Number	Percent		Amount	Percent		Share	ADS
(In thousands, except per share and per ADS data and percentages)

Existing shareholders			%	$		%	$	$
New investors				$			$	$

Total		100%		$	100%

A $1.00 change in the assumed public offering price of $           per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by $          million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $           per ordinary share and $           per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $           per ordinary share and $           per ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there were 3,966,300 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $1.08 per share and 633,000 restricted shares, and there were 3,120,700 ordinary shares available for future issuance upon the exercise of future grants under our 2009 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.7815 to $1.00, the noon buying rate in effect as of June 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 27, 2010, the noon buying rate was RMB6.7977 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
		(RMB Per $1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August (through August 27, 2010)	6.7977	6.7855	6.8038	6.7670

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and corporate support services. However, certain disadvantages accompany incorporation in the Cayman Islands, such as a less-developed body of securities laws as compared to the United States, significantly less legal protection for investors as compared to the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Substantially all of our operations are conducted in China, and substantially all of our assets are located there. In addition, a majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, will be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Therefore, at present, a judgment rendered by a court in the United States is not likely to be enforced by a PRC court.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated statements of operations for our company for the two years ended December 31, 2008 and 2009 and the selected consolidated balance sheet as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm.

The following selected consolidated statements of operations for our company for the year ended December 31, 2007 and the selected consolidated balance sheet as of December 31, 2007 have been derived from our unaudited condensed financial information for the year ended December 31, 2007 not included in this prospectus and have been prepared on the same basis as our audited consolidated financial data.

The following selected consolidated statement of operations data for the six months ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information referred to above includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

We have not included financial information for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009 and cannot be obtained without unreasonable effort or expense.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except shares, per share, ADS and per ADS data)

Consolidated Statements of Operations Data:
Revenue — restaurant sales	44,195	231,463	494,459	72,913	212,314	326,425	48,135

Costs and expenses:
Restaurant expenses:
Food and paper	21,810	115,071	239,357	35,296	103,641	154,944	22,848
Restaurant wages and related expenses(1)	7,492	33,076	76,890	11,338	33,265	52,824	7,789
Restaurant rent expenses	3,275	17,945	38,546	5,684	16,609	28,273	4,169
Restaurant utilities expenses	3,771	13,773	31,073	4,582	13,299	19,863	2,929
Other restaurant operating expenses	2,381	12,455	28,774	4,243	11,646	14,909	2,198
Selling, general and administrative expenses(1)	38,168 (2)	3,955	13,360	1,970	5,259	13,482	1,988
Depreciation	968	2,855	10,999	1,622	4,467	8,873	1,308

Total operating expenses	77,865	199,130	438,999	64,735	188,186	293,168	43,229

Income (loss) from operations	(33,670)	32,333	55,460	8,178	24,128	33,257	4,906

Interest income	—	1,083	758	112	301	333	49
Foreign exchange gain (loss)	—	(1,347)	3	—	3	17	3
Other income (loss)	493	(12)	490	72	341	1,215	179

Income (loss) before income taxes	(33,177)	32,057	56,711	8,362	24,773	34,822	5,137
Income tax expenses	(366)	(5,440)	(11,632)	(1,715)	(4,504)	(7,104)	(1,048)

Net income (loss)	(33,543)	26,617	45,079	6,647	20,269	27,718	4,089
Dividend on Series A convertible preferred shares	—	—	(3,946)	(582)	(3,946)	—	—
Distribution to the founders	(1,744)	(2,436)	(3,454)	(509)	(3,454)	—	—

Net income (loss) attributable to ordinary shareholders	(35,287)	24,181	37,679	5,556	12,869	27,718	4,089

Basic net income (loss) per share	(0.48)	0.30	0.47	0.07	0.16	0.35	0.05

Basic net income (loss) per ADS(3)
Diluted net income (loss) per share	(0.48)	0.30	0.47	0.07	0.16	0.34	0.05

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except shares, per share, ADS and per ADS data)

Diluted net income (loss) per ADS(3)
Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	56,000,000	56,000,000	56,000,000	56,000,000	56,000,000
Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000	80,000,000	80,000,000	80,000,000	80,996,325	80,996,325

Note:

(1)	Includes share-based compensation expenses of RMB1.7 million ($0.3 million) for the six months ended June 30, 2010.

(2)	Includes $5.0 million (RMB33.9 million) paid to our founders Ms. Hong Li and Mr. Xingqiang Zhang in 2007 in consideration for their past services and their agreement not to compete with us.

(3)	Each ADS represents ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009 and June 30, 2010.

	As of December 31,				As of June 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	$	RMB	$
	(In thousands, except shares, per share and per ADS data)
Current Assets:
Cash and cash equivalents	59,573	52,378	70,695	10,425	55,925	8,247
Total current assets	67,427	75,439	105,913	15,618	91,375	13,473
Total assets	72,035	130,909	215,068	31,713	240,276	35,430

Total current liabilities	5,732	38,686	82,193	12,120	75,000	11,057
Total liabilities	5,732	40,818	87,301	12,873	83,147	12,258

Mezzanine equity	96,949	96,949	96,949	14,296	96,949	14,296

Total equity (deficit)	(30,646)	(6,858)	30,818	4,544	60,180	8,876

Total liabilities, mezzanine equity and equity (deficit)	72,035	130,909	215,068	31,713	240,276	35,430

The following tables presents our selected operating data as of the dates and for the periods indicated:

	As of December 31,			As of June 30,
	2007	2008	2009	2010
Number of Restaurants:
Chongqing Municipality	5	31	48	56
Sichuan Province	3	8	22	31
Other Regions	1	4	11	14

Total	9	43	81	101

	For the year ended December 31,		For the six months ended June 30,
	2008	2009	2009	2010

Number of comparable restaurants(1)	9	9	43	43
Revenues for comparable restaurants (in RMB thousands)	79,422	87,795	176,961	189,889
Percentage increase during comparable periods	10.5%		7.3%

(1)	We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our standard menu features our most popular main dishes prepared in the Sichuan style, one of the best-known Chinese regional cuisines, as well as a wide selection of other dishes, appetizers, desserts and beverages.

Our holding company, CSC Cayman, was incorporated in the Cayman Islands on August 14, 2007. Our founders owned and operated nine restaurants prior to the establishment of CSC Cayman. As these nine restaurants were under the control of our founders, we included the result of operations of these nine restaurants in our financial statements throughout the periods presented in our consolidated financial statements.

Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 101 restaurants as of June 30, 2010, including 56 restaurants in Chongqing municipality and 31 restaurants in Sichuan province. We are the largest quick service restaurant chain in Chongqing municipality in terms of the number of restaurants as of March 31, 2010 and total sales in 2009, according to Euromonitor, and we have a strong presence in Sichuan province. We directly operate all of our restaurants for effective quality control and operating efficiency. Our revenues increased by 113.6% from RMB231.5 million in 2008 to RMB494.5 million ($72.9 million) in 2009 and by 53.7% from RMB212.3 million for the six months ended June 30, 2009 to RMB326.4 ($48.1 million) for the six months ended June 30, 2010. We added 34 and 38 new restaurants respectively in 2008 and 2009, which contributed revenues of RMB152.0 million and RMB124.5 million ($18.4 million) in 2008 and 2009, respectively. We further added 20 new restaurants during the first half of 2010, which contributed revenues of RMB23.6 million ($3.5 million) for the six months ended June 30, 2010. Our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million ($6.6 million) in 2009 and by 36.8% from RMB20.3 million for the six months ended June 30, 2009 to RMB27.7 million ($4.1 million) for the six months ended June 30, 2010. We plan to increase the number of our restaurants to over 130 by the end of 2010.

Key Factors Affecting our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of restaurants in operation

Our revenues are affected to a significant extent by the number of restaurants we have in operation. We generated substantially all of our revenues from sales at our restaurants. Accordingly, new restaurants have contributed substantially to our revenue growth. The table below shows the number of restaurants in operation as of the dates indicated:

	As of December 31,		As of June 30,
	2008	2009	2010

Number of Restaurants:
Chongqing Municipality	31	48	56
Sichuan Province	8	22	31
Other Regions	4	11	14

Total	43	81	101

Restaurants incur various costs and expenses before they open, and newly opened restaurants typically incur materially greater operating costs during the first few months of their operations. Therefore, opening new restaurants may temporarily lower results of operations on a per restaurant basis, and the proportion of new restaurants we have in operation during any period may affect our overall results of operations.

The tables below show the breakdown between restaurants in operation throughout each period indicated and restaurants newly opened during each period, by number of restaurants and by revenue:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008		2009		2009		2010
	Number of		Number of		Number of		Number of
	Restaurants	Percentage	Restaurants	Percentage	Restaurants	Percentage	Restaurants	Percentage

Restaurants in operation throughout the period	9	20.9%	43	53.1%	43	69.4%	81	80.2%
Newly added restaurants during the period	34	79.1%	38	46.9%	19	30.6%	20	19.8%

Total	43	100.0%	81	100.0%	62	100.00%	101	100.0%

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008		2009		2009		2010
	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage
	(In thousands of RMB, except percentages)
Restaurants in operation throughout the period	79,422	34.3%	369,989	74.8%	176,961	83.3%	302,801	92.8%
Newly added restaurants during the period	152,041	65.7%	124,470	25.2%	35,353	16.7%	23,624	7.2%

Total	231,463	100.0%	494,459	100.0%	212,314	100.0%	326,425	100.0%

We intend to open additional restaurants by using a portion of the net proceeds of this offering as more fully described in the section “Use of Proceeds.” We plan to further expand our geographic coverage and increase the number of our restaurants to over 130 by the end of 2010.

Comparable restaurant sales

We believe that comparable restaurant sales are an important benchmark of our operations. As we continue to add new restaurants to our chain each year, we believe that comparable restaurant sales provide a meaningful period-to-period comparison of restaurant performance because they exclude increases that are due to the opening of new restaurants. We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison. For example, our comparable restaurants for years 2008 and 2009 are restaurants that were open throughout both 2008 and 2009.

The table below shows our comparable restaurant sales for the period indicated:

	For the year ended December 31,		For the six months ended June 30,
	2008	2009	2009	2010

Number of comparable restaurants	9	9	43	43
Revenues for comparable restaurants (in RMB thousands)	79,422	87,795	176,961	189,889
Percentage increase during comparable periods	10.5%		7.3%

We are highly focused on increasing comparable restaurant sales through a variety of measures, including continuously expanding and updating our menu offerings to generate repeat business and attract new customers and carefully selecting restaurant sites in areas with high customer traffic. In addition, our restaurants regularly offer promotional discounts to attract more business. We believe that these efforts have had a positive impact on our revenues.

Food and paper costs

Food and paper costs are the largest component of our operating expenses, representing 49.7%, 48.4% and 47.5% of our revenues in 2008, 2009 and the first half of 2010, respectively. The following table shows the breakdown of our food and paper costs in 2008, 2009 and the six months ended June 30, 2010:

	For the Year Ended December 31				For the Six Months Ended June 30,
	2008		2009		2009		2010
	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue
	(In thousands of RMB, except percentages)
Food and beverage	106,761	46.1%	221,227	44.7%	95,672	45.1%	144,830	44.4%
Paper	8,310	3.6%	18,130	3.7%	7,969	3.7%	10,114	3.1%

Total Food and Paper	115,071	49.7%	239,357	48.4%	103,641	48.8%	154,944	47.5%

Our food and beverage purchases are generally determined by prevailing market prices in China. The prices of food in China rose significantly in 2007 and 2008. According to the National Bureau of Statistic of China, the PRC food price index, its food inflation indicator, experienced year-on-year increases of 12.3% and 14.3% in 2007 and 2008, respectively. Despite these rising costs, we have been able to pass the increased costs onto our customers by increasing prices and introducing food items with higher margin. In addition, with an increased number of restaurants, we stepped up our efforts to centralize supply and thus enhanced our bargaining power on pricing with vendors. While the PRC food price index only increased by 0.7% in 2009, we expect that the rate of increase will rise and become more significant in 2010. We may increase prices of our menu items by the end of 2010 to address the increase in costs of food in China. As a result of the expansion of our operations and the inflation pressure in China, we expect the food and paper costs to continue to increase in the future.

Restaurant wages and related expenses

Restaurant operations are highly service-oriented, and therefore our success, to a considerable extent, depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers and restaurant staff. We offer competitive wages and benefits to our restaurant employees to manage employee attrition. Restaurant wages and related expenses include wages, salaries and bonuses paid to employees of our restaurants and production facilities, as well as pension scheme costs and social welfare.

The salary level of employees in the consumer food services industry in China has been rising in recent years. In addition, when we open new restaurants, we have to hire staff before restaurants are opened and thus we normally incur wages for those restaurants before they begin to generate revenue. As a result, our restaurant wages and related expenses increased as a percentage of revenue from 14.3% in 2008 to 15.6% in

2009 and further to 16.2% in the first half of 2010. We expect our restaurant staff wages and related expenses to continue to increase as inflationary pressures in China drive up wages and as we continue to increase the number of our restaurants.

Rental expenses

We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have initial lease terms of 5 to 10 years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. Property rental prices in China have generally been rising since 2007, particularly in the larger and more developed cities where a majority of our restaurants are located. Our rental expenses were 7.8% of our revenues in 2008 and 2009 and increased to 8.7% in the first half of 2010. With the expansion of our operations, we expect our rental expenses to continue to increase in the future.

We intend to continue to rely on leasing properties for our restaurants. Nonetheless, should appropriate opportunities arise, such as if the real estate on which some of our more mature and profitable restaurants become available, we may strategically purchase these properties to hedge against potential rises in rental costs.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Lease Accounting

Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease.

These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Long-lived Assets

We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets if certain trigger events occur.

Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual restaurant, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of consumer spending and access to our restaurants.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. To assess potential impairment of goodwill, we perform an assessment of the carrying value of each individual restaurant at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of each individual restaurant below its carrying value. If the carrying value of an individual restaurant exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the individual restaurant’s goodwill exceeds its implied fair value. We estimate the fair value of each individual restaurant through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the individual restaurant, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our individual restaurant will change, which could affect the amount of goodwill impairment charges, if any. We have not recognized any impairment charge on goodwill for the periods presented. We are currently not aware of any impairment charge of the goodwill.

Share-Based Compensation

We adopted our 2009 share incentive plan in December 2009. The 2009 share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to 7,720,000 ordinary shares. As of the date of this prospectus, options to purchase 3,966,300 ordinary shares and 633,000 restricted shares are outstanding under this plan.

We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period.

The options we grant may contain early exercise feature, pursuant to which a grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercised options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. We record the proceeds received from grantees on early exercise as a liability on the consolidated balance sheet, which will be reversed when the underlying non-vested restricted shares vest.

We have performed contemporaneous valuation of the options and restricted shares issued in 2010. The fair value of restricted shares is estimated based on the fair value of the ordinary shares on the grant date. The options are priced using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of our ordinary shares on the grant date, expected stock price volatility, forfeiture rate, risk-free rate and expected price multiple at which employees are likely to exercise stock options. We have used historical data to estimate the forfeiture rate. Expected volatilities are estimated based on the average volatility of comparable companies over a time period commensurate with the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The table below provides a summary of the options and restricted shares that have been issued and outstanding as of the date of this prospectus.

				Grant Date	Grant Date
				Fair Value of	Fair Value of
Awards	Grant Date	Number of Shares	Exercise Price	Ordinary Shares	Restricted Shares/Options

Options	January 1, 2010	3,392,000(1)(2)	$1.00	$1.47	$0.90
Options	May 20, 2010	192,000	$2.50	$2.10	$1.05
Restricted shares	May 20, 2010	288,000	N/A	$2.10	$2.10
Options	July 9, 2010	621,000	$1.00	$3.07	$2.28
Options	July 30, 2010	50,000	$3.08	$3.08	$1.58
Options	August 23, 2010	120,000	$1.00	$3.17	$2.39

Notes:

(1)	Includes 345,000 ordinary shares that have been early exercised. So long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercised options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed.

(2)	Includes options to purchase 35,700 ordinary shares that have been cancelled as of the date of this prospectus.

In determining the fair value of our ordinary shares in each of the grant dates, we relied in part on valuation reports prepared by an independent appraiser based on data we provided. These valuation reports provided us with guidelines in determining the fair value, but the determination was made by us.

Determining the fair values of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of the ordinary shares and our operating history and prospects at the time of grant. Therefore, these fair values are inherently uncertain and highly subjective. The assumptions used to derive the fair values of the ordinary shares include:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries in China;

•	no material changes in the exchange rates and interest rates from the presently prevailing rates;

•	availability of finance not a constraint on our future growth;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in market conditions from economic forecasts.

These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

We also estimate expected forfeitures and recognize compensation cost only for those share-based awards expected to vest. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

Actual forfeitures may differ from those estimated by us which would affect the amount of share-based compensation to be recognized.

The fair value of our ordinary shares increased from $1.47 per share for the January 1, 2010 grants to $2.10 per share for the May 20, 2010 grants. This increase was primarily attributable to the following factors:

•	We used a lower discount rate to reflect improvements in overall market conditions as the prospects for the global economy became more optimistic and China’s economy showed robust growth during the period.

•	The appointment of key executives including the chief financial officer and the employment of additional financial and operation mid-management level staff have contributed to continuing improvement of our operations.

•	Our business continued to grow as we added 12 restaurants to our restaurant chain and our comparable restaurants revenues increased.

The fair value of our ordinary shares increased from $2.10 per share for the May 20, 2010 grants to $3.07 per share for the July 9, 2010 grants, to $3.08 per share for the July 30, 2010 grants and then to $3.17 per share for the August 23, 2010 grants. This increase was primarily attributable to the following factors:

•	We increased our projected operating earnings and cash flows to better reflect the further improvement of our result of operations as we added 8 restaurants and revenues of our comparable restaurants continued to increase.

•	There were improvements in overall market conditions during the period as the prospects for the global economy became more optimistic and China’s economy showed robust growth during the period.

•	We derived a lower estimated liquidity discount rate for the lack of the marketability of our ordinary shares because we made substantial progress towards the completion of this public offering.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating loss in the China fast food industry, tax planning strategy implemented and other tax planning alternatives. As of December 31, 2009, we had deferred tax assets of RMB1.7 million generated from net loss carryforward before valuation allowance. We expect many of our restaurants that were put in operation during 2008, 2009 and the first half of 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Our tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating its tax positions.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one “material weakness” and several significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The material weakness identified related to our inventory management and recording. It was noted that internal inventory transfers were not properly and timely recorded and reconciled between the inventory ledgers and our financial reporting system which led to a significant adjustment to the inventory balance in our consolidated financial statements. We have performed more frequent inventory inspections and timely reconciled any resulting discrepancies to ensure the accuracy of inventory accounting in our consolidated financial statements.

In addition, we have begun to undertake remedial steps to improve our internal control, including, among others, to implement policies and systems to closely monitor internal transfer of inventory between individual restaurants or between individual subsidiaries, to perform inventory checks in a more timely manner, and to provide periodic trainings to both accounting and operation personnel.

However, we cannot assure you that we will complete the implementation of such remedial steps in a timely manner. See “Risk Factors—Risks Related to Our ADSs and This Offering—If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands and are not subject to income or capital gains tax in this jurisdiction.

Hong Kong

Our subsidiary in Hong Kong, CSC Hong Kong, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. CSC Hong Kong had no assessable profits during the years ended December 31, 2007, 2008 and 2009 and the first half of 2010, and accordingly we have made no provision for its income tax.

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Pursuant to the EIT Law, which became effective on January 1, 2008, an uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiaries in China are generally subject to enterprise income tax at a statutory rate of 25%, with one exception—Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, enjoys a preferential enterprise income tax rate at 15% from 2008 through 2010 due to an approval it received from the local tax authority in Chongqing.

Under the EIT Law, dividends from our PRC companies to their immediate holding company out of China that are attributable to profits earned on or after January 1, 2008 are subject to a withholding tax at 10%, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax applicable to a Hong Kong holding company is currently 5% due to the arrangement for avoidance of double taxation between mainland China and Hong Kong.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs, if we are classified as a Chinese ‘resident enterprise.’”

Key Components of Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For Year Ended December 31,			For the Six Months Ended June 30,
	2008	2009	2009	2009	2010
	RMB	RMB	$	RMB	RMB	$
	(In thousands)
Revenue—restaurant sales	231,463	494,459	72,913	212,314	326,425	48,135

Costs and expenses:
Restaurant expenses:
Food and paper	115,071	239,357	35,296	103,641	154,944	22,848
Restaurant wages and related expenses	33,076	76,890	11,338	33,265	52,824	7,789
Restaurant rent expenses	17,945	38,546	5,684	16,609	28,273	4,169
Restaurant utilities expenses	13,773	31,073	4,582	13,299	19,863	2,929
Other restaurant operating expenses	12,455	28,774	4,243	11,646	14,909	2,198
Selling, general and administrative expenses	3,955	13,360	1,970	5,259	13,482	1,988

Depreciation	2,855	10,999	1,622	4,467	8,873	1,308

Total operating expenses	199,130	438,999	64,735	188,186	293,168	43,229

	For Year Ended December 31,			For the Six Months Ended June 30,
	2008	2009	2009	2009	2010
	RMB	RMB	$	RMB	RMB	$
	(In thousands)
Income from operations	32,333	55,460	8,178	24,128	33,257	4,906

Interest income	1,083	758	112	301	333	49
Foreign exchange gain (loss)	(1,347)	3	—	3	17	3
Other income (loss)	(12)	490	72	341	1,215	179
Income before income taxes	32,057	56,711	8,362	24,773	34,822	5,137
Income tax expenses	(5,440)	(11,632)	(1,715)	(4,504)	(7,104)	(1,048)

Net income	26,617	45,079	6,647	20,269	27,718	4,089

Revenues

We generate substantially all of our revenues from sales of food and beverage from our restaurants, which are recorded net of discounts. We recognize revenues from our restaurant operations when foods and averages are sold to, and payments are tendered by, customers. We also sell prepaid vouchers to our customers, which comprises deferred revenues. The deferred revenues are recognized when such prepaid vouchers are used or expire.

Food and paper costs

Costs of food and paper comprise the costs of the food and beverages used in our operations and the materials used in food packaging. Cost is determined on the first-in, first-out basis, and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Restaurant wages and related expenses

Restaurant wages and related expenses consist of wages, salaries, bonuses, pension scheme costs, social welfare and other employment benefits paid to, or provided for, employees of our restaurants, central kitchen, sauce production facility and storage facility. We participate in various statutory employee benefit plans maintained by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans, in accordance with relevant PRC regulations. We contribute to these plans at specified percentages of the salaries, bonuses and allowances paid to our employees based on applicable local government requirements.

Restaurant rent expenses

Rent expenses represent expenses incurred for the rental of premises under operating leases for our restaurants, central kitchen, sauce production facility and storage facility.

Restaurant utility expenses

Restaurant utility expenses represent the expenses incurred for gas, electricity, water and heating utilities for our restaurants, central kitchen, sauce production facility and storage facility.

Other restaurant operating expenses

Other restaurant operating expenses primarily consist of a portion of pre-opening expenses, low-value consumables, restaurant decor costs and other miscellaneous expenses in connection with our restaurant operations.

Depreciation

Depreciation represents depreciation charges for buildings, furniture, fixtures and equipment.

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Group includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Group amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of salaries and wages for our marketing, general and administrative departments, advertising and promotion expenses, utility expenses for our offices, and other miscellaneous administrative expenses.

Interest income

Our interest income represents interest on our cash balances deposited with financial institutions.

Purchases of Certain Restaurant Operating Assets

We substantially increased the number of our restaurants in 2008, 2009 and the first half of 2010 in order to increase our market share in principal markets. As part of our growth strategy at the time, we purchased operating assets of 24 and 8 restaurants that were owned and operated by self-employed owners who were not affiliated with us in 2008 and 2009, respectively. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. Although we only purchased operating assets and we changed the restaurant management and upgraded the renovations and services subsequent to these transactions, we accounted for such purchases as business combinations under U.S. GAAP due to the continuity of the revenue generating activities.

Total consideration for the purchase of the 32 restaurant operating assets as described above included cash paid to the owners in the amount of RMB9.2 million ($1.4 million) and 2,800,000 shares of our ordinary shares. The excess of the total cash and share-based consideration over the fair value of the assets assumed was recorded as goodwill.

Results of Operations

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues

Our revenues increased by RMB114.1 million ($16.8 million), or 53.7%, from RMB212.3 million for the six months ended June 30, 2009 to RMB326.4 ($48.1 million) for the six months ended June 30, 2010. This increase was due to:

•	an RMB12.9 million ($1.9 million) increase in revenues contributed by 43 restaurants opened prior to December 31, 2008;

•	an RMB33.0 million ($4.9 million) increase in revenues contributed by 19 restaurants added during the six months ended June 30, 2009; and

•	an RMB68.2 million ($10.0 million) in revenues contributed by 39 restaurants added between July 1, 2009 and June 30, 2010.

We increased the number of our restaurants from 62 as of June 30, 2009 to 101 as of June 30, 2010.

Food and paper

Our cost of food and paper increased by 49.5% from RMB103.6 million in the six months ended June 30, 2009 to RMB154.9 million ($22.8 million) in the six months ended June 30, 2010, primarily as a result of the expansion of our restaurant chain. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB95.6 million in the six months ended June 30, 2009 to RMB144.8 million ($21.3 million) in the six months ended June 30, 2010, and an increase of cost associated with paper and other food packaging materials from RMB8.0 million in the six months ended June 30, 2009 to RMB10.1 million ($1.5 million) in the six months ended June 30, 2010. As a percentage of revenues, cost of food and paper decreased from 48.8% in the six months ended June 30, 2009 to 47.5% in the six months ended June 30, 2010.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 58.8% from RMB33.3 million in the six months ended June 30, 2009 to RMB52.8 million ($7.8 million) in the six months ended June 30, 2010. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during the six months ended June 30, 2010 and, to a lesser extent, from share-based compensation expenses of RMB0.5 million and an overall increase in the levels of salaries and other employee benefits in the six months ended June 30, 2010. As a percentage of our revenues, restaurant wages and related expenses increased from 15.7% in the six months ended June 30, 2009 to 16.2% in the six months ended June 30, 2010, primarily due to new restaurants opened in the period as it took time for the new restaurants to ramp up sales while restaurant wages and related expenses were incurred during the ramp-up period.

Restaurant rental expenses

Restaurant rental expenses increased by 70.2% from RMB16.6 million in the six months ended June 30, 2009 to RMB28.3 million ($4.2 million) in the six months ended June 30, 2010, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 7.8% in the six months ended June 30, 2009 to 8.7% in the six months ended June 30, 2010, primarily because it took time for the new restaurants opened during the period to ramp up sales.

Restaurant utility expenses

Restaurant utility expenses increased by 49.4% from RMB13.3 million in the six months ended June 30, 2009 to RMB19.9 million ($2.9 million) in the six months ended June 30, 2010. As a percentage of revenues, restaurant utility expense remained relatively stable, experiencing a slight decrease from 6.3% in the six months ended June 30, 2009 to 6.1% in the six months ended June 30, 2010.

Other restaurant operating expenses

Other restaurant operating expenses increased by 28.0% from RMB11.6 million in the six months ended June 30, 2009 to RMB14.9 million ($2.2 million) in the six months ended June 30, 2010. Such increase was primarily attributable to the increase in pre-opening expenses associated with our restaurant expansion and other miscellaneous restaurant operating expenses as we expanded our restaurant chain during the period. As a percentage of revenues, other restaurant operating expenses decreased from 5.5% in the six months ended June 30, 2009 to 4.6% in the six months ended June 30, 2010 primarily because our expenses for low-value consumables decreased as a percentage of revenues during the period.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 156.4% from RMB5.3 million in the six months ended June 30, 2009 to RMB13.5 million ($2.0 million) in the six months ended June 30, 2010. Such increase was primarily due to an increase in the size of our operations, the increase in promotion and marketing expenses and, to a lesser extent, share-based compensation expenses. In particular, we continued to increase our headcount at the corporate headquarters level in 2010 to support our operations and manage our supply chain. As a result, the salaries, wages and other compensation expenses increased. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of

RMB1.2 million ($0.2 million) for the six months ended June 30, 2010, as compared to nil for the six months ended June 30, 2009. As a percentage of revenues, our selling, general and administrative expenses increased from 2.5% in the six months ended June 30, 2009 to 4.1% in the six months ended June 30, 2010. We expect that our selling, general and administrative expenses in absolute amount in 2010 will increase from the 2009 level as we incur additional costs in connection with the growth of our business and our becoming a public company, including additional costs in connection with improvements to our internal control, upon completion of this offering.

Depreciation

Depreciation for the six months ended June 30, 2010 amounted to RMB8.9 million ($1.3 million), representing an increase of 98.6% as compared to RMB4.5 million in the six months ended June 30, 2009. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 2.1% in the six months ended June 30, 2009 to 2.7% in the six months ended June 30, 2010.

Income tax expenses

Our income tax expenses increased by 57.7% from RMB4.5 million in the six months ended June 30, 2009 to RMB7.1 million ($1.0 million) in the six months ended June 30, 2010. The increase in our income tax expenses was primarily due to our revenues increase, and to a lesser degree, due to the increase of our effective income tax rate. Our effective income tax rate increased from 18.2% during the six months ended June 30, 2009 to 20.4% during the six months ended June 30, 2010 because a larger portion of our pre-tax profit was derived from subsidiaries that were subject to higher tax rates.

Net income

As a result of the above, our net income increased by 36.8% from RMB20.3 million for the six months ended June 30, 2009 to RMB27.7 million ($4.1 million) for the six months ended June 30, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our revenues increased by RMB263.0 million ($38.8 million), or 113.6%, from RMB231.5 million in 2008 to RMB494.5 million ($72.9 million) in 2009. This increase was due to:

•	an RMB8.4 million ($1.2 million) increase in revenues contributed by 9 restaurants opened prior to December 31, 2007;

•	an RMB130.2 million ($19.2 million) increase in revenues contributed by 34 restaurants added during 2008; and

•	RMB124.4 million ($18.4 million) in revenues contributed by 38 new restaurants added during 2009.

We increased the number of our restaurants from 43 as of December 31, 2008 to 81 as of December 31, 2009.

Food and paper

Our costs of food and paper increased by 108.0%, from RMB115.1 million in 2008 to RMB239.4 million ($35.3 million) in 2009, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average food price increase in China in 2009. The increase in cost of food and paper was attributable to an increase of RMB114.4 million in cost associated with food from RMB106.8 million in 2008 to RMB221.2 million ($32.6 million) in 2009, or an increase of 107.1%, and an increase of cost associated with paper and other food packaging materials from RMB8.3 million in 2008 to RMB18.2 million

($2.7 million) in 2009, or an increase of 118.2%. As a percentage of revenue, costs of food and paper decreased from 49.7% in 2008 to 48.4% in 2009.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 132.5% from RMB33.1 million in 2008 to RMB76.9 million ($11.3 million) in 2009. The increase in restaurant wages and related expenses resulted both from an increase in headcount resulting from the additional restaurants opened during the year and, to a lesser extent, from an overall increase in the levels of salaries and other employee benefits. As a percentage of our revenues, restaurant wages and related expenses increased from 14.3% in 2008 to 15.6% in 2009, because it took time for new restaurants to ramp up sales while restaurant wages and related expenses were incurred at a level similar to existing restaurants.

Restaurant rental expenses

Restaurant rental expenses increased by 114.8% from RMB17.9 million in 2008 to RMB38.5 million ($5.7 million) in 2009, which increased in line with the growth in our revenues. Restaurant rental expenses were equal to 7.8% of our revenues in both 2008 and 2009.

Restaurant utility expenses

Restaurant utility expenses increased by 125.6% from RMB13.8 million in 2008 to RMB31.1 million ($4.6 million) in 2009, mainly due to the increase in the number of restaurants in 2009. As a percentage of revenues, restaurant utility expense increased from 6.0% in 2008 to 6.3% in 2009.

Other restaurant operating expenses

Other restaurant operating expenses increased by 131.0% from RMB12.5 million in 2008 to RMB28.8 million ($4.2 million) in 2009. Such increase was primarily due to the increase in pre-opening expenses as a result of the opening of new restaurants, which caused increases in expenses for low-value consumables and other miscellaneous expenses. As a percentage of revenues, other restaurant operating expenses increased from 5.4% in 2008 to 5.8% in 2009.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 237.8% from RMB4.0 million in 2008 to RMB13.4 million ($2.0 million) in 2009. Such increase was primarily due to an increase in the size of our operations. In particular, we increased our headcount at the corporate headquarters level in 2009 to support our operations and manage our supply chain. As a result, the salaries and wages as well as travel cost increased. As a percentage of revenues, our selling, general and administrative expenses increased from 1.7% in 2008 to 2.7% in 2009.

Depreciation

Depreciation for 2009 amounted to RMB11.0 million ($1.6 million), representing an increase of 285.3% as compared to RMB2.9 million in 2008. Such increase in depreciation was primarily attributable to the increase in our total fixture assets as a result of the increase in the number of our restaurants and the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 1.2% in 2008 to 2.2% in 2009.

Income tax expenses

Our income tax expenses increased by 113.8% from RMB5.4 million in 2008 to RMB11.6 million ($1.7 million) in 2009, which was in line with the growth in our operating income. Our income tax expenses for 2008 resulted from our income before tax of RMB32.1 million, which was subject to an effective income tax rate of 17.0%, reconciled from the EIT Law tax rate of 25.0% by a tax holiday of 6.5% and the effect of different tax rate of our operating entities operating in other geographic regions amounting to 3.2%, which is offset by, among other items: (i) the net tax effect of non-deductible expenses amounting to 1.0% and (ii) the effect of change in valuation allowance amounting to 0.9%. Our income tax expenses for 2009 resulted from our income before tax of RMB56.7 million, which was subject to an effective income tax rate of 20.5%, reconciled from the EIT Law tax rate of 25.0% by a tax holiday of 11.9% which is offset by, among other items: (i) the effect of change in valuation allowance amounting to 3.0% and (ii) the effect of different tax rate of our operating entities operating in other geographic regions amounting to 2.8%.

Net income

As a result of the above, our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million ($6.6 million) in 2009.

Our Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the six quarters in the period from January 1, 2009 to June 30, 2010. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

	March 31, 2009		June 30, 2009		September 30, 2009		December 31, 2009		March 31, 2010		June 30, 2010
		% of		% of		% of		% of		% of		% of
	RMB	Revenues	RMB	Revenues	RMB	Revenues	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(In thousands, except percentages)

Consolidated Statement of Operations Data:
Revenue — restaurant sales	99,889	100%	112,425	100%	142,427	100%	139,718	100%	158,386	100%	168,039	100%
Food and paper	50,550	50.6%	53,091	47.2%	66,592	46.7%	69,124	49.5%	75,554	47.7%	79,390	47.3%
Restaurant wages and related expenses(1)	15,797	15.8%	17,468	15.5%	22,170	15.6%	21,455	15.4%	25,599	16.2%	27,225	16.2%
Restaurant rent expenses	7,747	7.8%	8,862	7.9%	10,198	7.2%	11,739	8.4%	13,271	8.4%	15,002	8.9%
Restaurant utilities expenses	6,023	6.0%	7,275	6.5%	9,049	6.3%	8,726	6.2%	9,428	5.9%	10,435	6.2%
Other restaurant operating expenses	4,786	4.8%	6,860	6.1%	7,817	5.5%	9,311	6.7%	6,815	4.3%	8,094	4.8%
Selling, general and administrative expenses(1)	2,527	2.5%	2,732	2.4%	3,164	2.2%	4,937	3.5%	5,846	3.7%	7,636	4.5%
Depreciation	1,816	1.8%	2,652	2.4%	2,970	2.1%	3,561	2.5%	4,081	2.6%	4,792	2.9%

Total operating expenses(1)	89,246	89.3%	98,940	88.0%	121,960	85.6%	128,853	92.2%	140,594	88.8%	152,574	90.8%

Income from operations	10,643	10.7%	13,485	12.0%	20,467	14.4%	10,865	7.8%	17,792	11.2%	15,465	9.2%

Other income	101	0.1%	544	0.5%	340	0.2%	266	0.2%	1,203	0.8%	362	0.2%
Income before income taxes	10,744	10.8%	14,029	12.5%	20,807	14.6%	11,131	8.0%	18,995	12.0%	15,827	9.4%
Income tax expenses	(1,860)	(1.9%)	(2,644)	(2.4%)	(3,908)	(2.7%)	(3,220)	(2.3%)	(3,808)	(2.4%)	(3,296)	(2.0%)

Net income	8,884	8.9%	11,385	10.1%	16,899	11.9%	7,911	5.7%	15,187	9.6%	12,531	7.4%

Note:

(1)	Includes share-based compensation expenses of RMB0.7 million for the three months ended March 31, 2010 and RMB1.0 million for the three months ended June 30, 2010.

The following table sets forth the number of restaurants as of each of the dates indicated.

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2009	2009	2009	2009	2010	2010

Number of Restaurants	53	62	71	81	91	101

Seasonal factors cause our revenues to fluctuate from quarter to quarter. Historically, our revenues are relatively higher in the third quarter and lower in the second quarter of each year; this is primarily due to the fact that people eat out more often and spend more during the school breaks and public holidays and we normally have more school breaks and public holidays in the third quarter of a year, as compared to the second quarter.

Our quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unexpected events. New restaurants have lower margins immediately following opening as a result of the expenses associated with opening new restaurants and their gradual ramping-up in the months immediately following opening. Because we tend to open more new restaurants later in the fiscal year, our fourth quarter net income may be lower than the net income in other quarters. In addition, unexpected events may impact our results of operations. For example, in the fourth quarter of 2009, we recorded an RMB1.8 million additional cost to food and paper costs as a result of inventory adjustment, which had an adverse effect over our net income for that quarter. Our results for a particular quarter are not necessarily indicative of results to be expected for any future period.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations and expansions primarily through cash flows from operations and proceeds from the issuance and sale of Series A preferred shares to investors. As of June 30, 2010, we had RMB55.9 million ($8.2 million) in cash and cash equivalents and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use or have maturities of three months or less.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We intend to use a portion of the proceeds of this offering to finance our plan to further expand our geographic coverage and increase the number of our restaurants to over 130 by the end of 2010, but in the event this offering is not completed before December 31, 2010, we will use cash generated from operating activities and take other actions to obtain alternative sources of financing such as obtaining loan facilities from financial institutions to meet our cash needs in relation to this expansion plan. As of the date of this prospectus, we have not identified a committed source of funding in this respect. There can be no guarantee that our capital raising plans will be successfully implemented.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2008	2009	2009	2010
	(In thousands of RMB)

Net cash provided from operating activities	39,539	72,169	24,094	41,697
Net cash used for investing activities	(43,904)	(50,395)	(18,179)	(55,372)
Net cash used for financing activities	(2,436)	(3,454)	(3,454)	(1,059)
Effect of exchange rate	(394)	(3)	(3)	(36)
Net increase (decrease) in cash and cash equivalents	(7,195)	18,317	2,458	(14,770)
Cash and cash equivalents at beginning of the period	59,573	52,378	52,378	70,695
Cash and cash equivalents at end of the period	52,378	70,695	54,836	55,925
Supplemental disclosure of cash flow information
Payable for purchase of properties and equipment	3,911	13,490	1,009	5,103
Income tax paid, net	1,892	9,264	4,868	9,768

Operating Activities

Net cash provided from operating activities was RMB41.7 million ($6.1 million) in the six months ended June 30, 2010, compared to RMB24.1 million in the six months ended June 30, 2009. The net cash provided from operating activities in the six months ended June 30, 2010 included a net income of RMB27.7 million ($4.1 million), adjusted by non-cash charges from operating activities of RMB10.6 million ($1.6 million), which primarily included depreciation of property and equipment of RMB8.9 million ($1.3 million) and share-based compensation of RMB1.7 million ($0.3 million). Additional major factors that affected operating cash flow in the six months ended June 30, 2010 include the fact that amount due from related parties decreased by RMB8.9 million ($1.3 million) and accrued payroll expenses increased by RMB5.8 million ($0.9 million) in line with the increase in headcount in our restaurant operations.

Net cash provided from operating activities was RMB72.2 million ($10.6 million) in 2009, compared to RMB39.5 million in 2008. The net cash provided from operating activities in 2009 included a net income of RMB45.1 million ($6.6 million), adjusted by non-cash charges from operating activities of RMB10.3 million ($1.5 million), which primarily included depreciation of property and equipment of RMB11.0 million ($1.6 million) partially offset by deferred income taxes of RMB0.9 million ($0.1 million). Additional major factors that affected operating cash flow in 2009 include: (i) accounts payable increased by RMB18.8 million ($2.8 million) due to the substantial increase in our procurement volume in food and other supply; (ii) inventories increased by RMB8.4 million ($1.2 million) in line with our revenues growth; (iii) accrued payroll increased by RMB5.1 million ($0.8 million) in line with our increase in headcount in our restaurant operations; and (iv) accrued expenses and other current liability increased by RMB4.0 million ($0.6 million) in line with the growth of our operations.

The net cash provided from operating activities in 2008 included a net income of RMB26.6 million, adjusted by non-cash charges from operating activities of RMB2.3 million, which primarily included depreciation of property and equipment of RMB2.9 million partially offset by deferred income taxes of RMB0.6 million. Additional major factors that affected operating cash flow in 2008 included: (i) accounts payable increased by RMB12.5 million due to the substantial increase in our procurement volume in food and other supply; (ii) due from related parties increased by RMB9.6 million; (iii) accrued expenses and other current liability increased by RMB11.7 million primarily due to the increase of RMB5.6 million in business tax accrual, and RMB2.0 million in security deposits; (iv) inventories increased by RMB6.1 million in line with our revenues growth; and (v) accrued payroll increased by RMB4.8 million in line with our increase in headcount in our restaurant operations.

Investing Activities

Net cash used in investing activities increased to RMB55.4 million ($8.2 million) for the six months ended June 30, 2010 from RMB18.2 million for the six months ended June 30, 2009. Net cash used in investing activities for the six months ended June 30, 2010 represented the restaurant and office space capital expenditures to acquire equipments, real properties for restaurant operations and office space and to renovate existing or planned new restaurants.

Net cash used in investing activities increased to RMB50.4 million ($7.4 million) in 2009 from RMB43.9 million in 2008. Net cash used in investing activities in 2009 resulted from (i) the restaurant and office space capital expenditures of RMB45.8 million ($6.8 million) to acquire real properties for restaurant operations and to renovate the new restaurants we opened in the period; and (ii) payments for the purchase of restaurant equipment in an amount of RMB4.6 million ($0.7 million).

Net cash used in investing activities in 2008 resulted from (i) the restaurant and office space capital expenditures we made in the amount of RMB40.7 million to acquire real properties for restaurant operation and office space, and to renovate the new restaurants we opened in the period; (ii) payments for the purchase of restaurant equipment in an amount of RMB3.2 million.

Financing Activities

Net cash used in financing activities RMB1.1 million ($0.2 million) for the six months ended June 30, 2010, compared to RMB3.5 million for the six months ended June 30, 2009. Net cash used in financing activities for the six months ended June 30, 2010 resulted from dividends of RMB3.9 million ($0.6 million) paid to Series A preferred shareholders in the period, partially offset by proceeds from early exercise of employee stock options in an amount of RMB2.9 million ($0.4 million). Net cash used in financing activities RMB3.5 million ($0.5 million) in 2009, compared to RMB2.4 million in 2008. Net cash used in financing activities in both 2008 and 2009 was the result of the distribution to our founders of retained earnings of the nine restaurants owned by our founders.

Capital Expenditures

We made capital expenditures of RMB43.9 million, RMB50.4 million and RMB55.4 million ($8.2 million) in 2008, 2009 and the first half of 2010, respectively, representing 19.0%, 10.2% and 17.0% of our total revenues in each of these periods, respectively. Our capital expenditures were made primarily to renovate restaurants, to strategically purchase selected real property (including real property for our more mature and profitable restaurants), and to purchase restaurant equipment. Our capital expenditures have been primarily funded by net cash provided from cash generated from our operations, and to a lesser degree, from our financing activities.

We expect our capital expenditures to be approximately RMB110 million ($16.2 million) in 2010. Our capital expenditures in 2010 will be used primarily to open new restaurants and the relocation of our central kitchen in Chongqing. We expect to incur a total of approximately RMB77 million ($11.4 million) in capital expenditures in connection with the leasehold improvements and investments in equipment in relation to the opening of 59 new restaurants in 2010. The remaining capital expenditures in 2010 will be made for leasehold improvements and equipment purchase for existing restaurants. We expect to fund these capital expenditures by cash generated from operating activities as well as net proceeds from this offering.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2010:

	Payment Due by December 31,
	Total	2010	2011	2012	2013	2014	Thereafter
	(In thousands of RMB)

Operating lease obligations	336,175	28,355	55,112	52,317	47,224	43,362	109,805

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China affected our results of operations in 2007 and 2008 in the form of rising food prices. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as food material, personnel expenses, real estate leasing expenses, travel expenses and office operating expenses, may increase as a result of higher inflation. As of December 31, 2009, cash and cash equivalents accounted for approximately 32.9% of our assets. High inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries in China are required to set aside a portion of its after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2009, substantially all of our cash and cash equivalent was held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in RMB, which is our reporting currency. CSC China and its five subsidiaries determine their functional currency to be RMB, while CSC Cayman and CSC Hong Kong determine their functional currency to be the U.S. dollars. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and anticipated proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately $      from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on an initial offering price of $      per ADS, the mid-point of the price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 1% appreciation of the RMB against the U.S. dollar will result in a decrease of RMB      ($     ) of the net proceeds from this offering. Conversely, a 1% depreciation of the RMB against the U.S. dollar will result in an increase of RMB      ($     ) of the net proceeds from this offering.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued ASC 810-10, “Consolidation — Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. We believe that the adoption of ASC 810-10 will not materially impact us.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures — Overall,” for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. We will be required to adopt ASU 2009-05 for the year ending December 31, 2010 and we believe that the adoption of ASU 2009-05 will not materially impact us.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement invariable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. We believe that the adoption of ASU 2009-17 will not materially impact us.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.” The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We believe that the adoption of ASU 2009-17 will not materially impact us.

There are no other recent accounting pronouncements that have had or are expected to have a material impact on our consolidated financial statements as of the date of this report.

INDUSTRY

Overview

The consumer food services industry in China has grown rapidly in recent years, driven primarily by the growth of the Chinese economy, particularly from accelerating urbanization and the increase in disposable income in China. This recent growth, although not indicative of future growth, has in turn led to changes in consumption patterns including a growing number of consumers dining out for convenience or the dining experience. According to Euromonitor, the Chinese consumer food services market has grown from RMB1,106.0 billion in 2004 to RMB1,996.6 billion ($294.4 billion) in 2009, representing a CAGR of 12.5% over the five-year period. Euromonitor estimated that this market is expected to reach RMB3,047.0 billion ($449.3 billion) in 2014, representing a CAGR of 8.8% from 2009.

The quick service restaurant sector, characterized by provision of speedy service and convenience, has also experienced tremendous growth in China. According to Euromonitor, total revenue of the quick service restaurant sector in China has grown from RMB253.8 billion in 2004 to RMB470.6 billion ($69.4 billion) in 2009, representing a CAGR of 13.1% over the five-year period. Euromonitor estimated that the Chinese quick service restaurant market would grow to RMB766.7 billion ($113.1 billion) in 2014, representing a CAGR of 10.3% from 2009.

China’s Economy

Strong Economic Growth

China is home to 1.3 billion people and boasts a GDP that is the second largest in the world when adjusted for purchasing power parity, according to the International Monetary Fund’s World Economic Outlook Database. Since economic reforms began in the late 1970s, China’s GDP has grown rapidly. According to the National Bureau of Statistics of China, China’s GDP grew from RMB9.9 trillion in 2000 to RMB33.5 trillion ($4.9 trillion) in 2009, representing a CAGR of 14.5%.

Rapid Urbanization and Increasing Disposable Income

Urbanization has accelerated through the migration of the rural population to urban areas and the transformation of small towns into large-scale cities as a result of rapid industrialization. Urban populations accounted for approximately 36.2% of the total population in 2000 and 46.6% in 2009, according to the National Bureau of Statistics of China. With the rapid growth of the Chinese economy, income levels of urban households have increased and living standards have improved. According to the National Bureau of Statistics of China, the annual per capita disposable income of urban households in China increased at a CAGR of 11.8%, from RMB6,280 in 2000 to RMB17,175 ($2,533) in 2009.

Changing Lifestyles and Consumption Patterns

Urban Chinese consumers have changed their consumption patterns amid China’s robust economic growth and the increasing affluence of its urban middle-class. Both the number and the frequency of people dining out have increased. Most people in China dined out only on special occasions in the past, but today many people dine out multiple times a week for convenience. Urban residents tend to spend more time at work and participating in social activities, and they put increasingly more value on the time saved from preparing meals in the kitchen which outweighs the added cost of dining out. Dining out in groups has become a social event for many people in China. Other factors, such as the increasing number of women in the workforce, smaller households resulting from the implementation of the “One Child Policy” in China, and more young people choosing to live alone have also contributed to the increasing trend of dining out rather than cooking at home.

Quick Service Restaurant Sector in China

Overview of the Consumer Food Services Industry in China

The consumer food services industry in China has grown rapidly in recent years. Euromonitor estimated that, in terms of total revenues, the Chinese consumer food services market has grown from RMB1,106 billion in 2004 to RMB1,996.6 billion ($294.4 billion) in 2009, representing a CAGR of 12.5% over the five-year period. According to Euromonitor, the Chinese consumer food services market will continue to grow to RMB3,047.0 billion ($449.3 billion) in 2014, representing a CAGR of 8.8% from 2009.

The following graph sets forth the total revenues of the Chinese consumer food services industry from 2004 to 2009:

Source: Euromonitor 2010
*  Historic data in nominal terms, without being adjusted for the effect of inflation.

The following graph sets forth the projected sales value of the Chinese consumer food services industry from 2009 to 2014:

Source: Euromonitor 2010
*  Forecast data in real terms, expressed in 2009 price level.

Quick Service Restaurant Sector in China

The Chinese consumer food services industry can be segmented by restaurant formats (full-service restaurants, quick service restaurants, cafes and bars, street stalls and kiosks and others) or by types of cuisine (Asian, Western and others), as well as by operating models (chain and independent). Full-service restaurants are traditional sit-down restaurants with made-to-order food and full table service provided by waiters. Quick service restaurants are characterized by their provision of quick service and convenience, serving food made from standardized food ingredients that customers pay for prior to consumption.

Quick service restaurants have initially gained popularity in China through international brands such as McDonald’s and KFC, but the subsector has subsequently broadened to include myriad domestic companies. According to Euromonitor, the total revenues of China’s quick service restaurant sector have grown from 253.8 billion in 2004 to RMB470.6 billion ($69.4 billion) in 2009, representing a CAGR of 13.1% over the five-year period. Euromonitor estimated that the Chinese quick service restaurant market will continue to grow to RMB766.7 billion ($113.1 billion) in 2014, representing a CAGR of 10.3% from 2009.

The following graph sets forth the total revenues of China’s quick service restaurant sector from 2004 to 2009:

Source: Euromonitor 2010
*  Historic data in nominal terms, without being adjusted for the effect of inflation.

The following graph sets forth the projected revenues of China’s quick service restaurant sector from 2009 to 2014:

Source: Euromonitor 2010
*  Forecast data in real terms, expressed in 2009 price level.

Key Drivers of the Quick Service Restaurant Sector in China

The following factors have contributed, and are expected to continue to contribute, to the growth of the quick service restaurant sector in China:

Increasing working population

Partly as a result of increasing urbanization, the Chinese workforce in recent years has expanded rapidly, from 752.0 million in 2004 to 774.8 million in 2008, according to China Statistical Yearbook. Customer eating habits are changing due to the increasing number of workers outside the home who lack the skill, time or inclination to cook at home and instead opt for the convenience of dining out on a frequent basis. For example, younger workers, to save time, often purchase ready-made breakfasts and lunches from quick service restaurant outlets rather than bringing home-cooked meals to work. Given that many workers have only a limited amount of time for lunch, a speedily served business meal is becoming an increasingly popular option for them.

In response to the growing number of office workers in the cities, many leading foodservice operators in China have launched set menus in order to cater to the increasing demand for convenience and rapid service. Office workers typically choose quick service restaurants for lunch, while a significant number of young people who live alone choose to eat at quick service restaurants as an inexpensive alternative to everyday home cooking.

Inexpensive offerings drive growth during downturn

Low cost menu offerings are a key characteristic and competitive advantage of quick service restaurants as compared to full-service restaurants. This advantage has become even more pronounced during the recent economic downturn. The economic recession reduced people’s consumption of food services overall, but, the quick service restaurant sector remained active, in part because many people have come to rely on quick service restaurants for everyday consumption.

Quick Service Restaurant Sector Dynamics

Chinese cuisine preferred over foreign cuisines

Asian quick service restaurants are by far the largest subsector in the quick service restaurant sector in China, and this subsector is dominated by Chinese cuisine. Although Western-style quick service restaurants like KFC and McDonald’s are popular, such foreign cuisine styles are not typical daily foods to most Chinese people, who prefer traditional rice-based dishes for most of their meals. In addition, dishes offered in Chinese quick service restaurants, when compared to those in Western-style quick service restaurants, are generally much lower in price, which is another important factor contributing to their greater popularity.

The development of Asian quick service restaurants are restricted by several factors, including lower unit prices which may prevent large scale expansions and lower levels of standardization among restaurants in a chain because of the difficulty of preparing dishes uniformly throughout a restaurant chain. To deliver consistent Asian cuisine in a quick service restaurant setting requires a sophisticated operation with standardized methods of food preparation. The Asian quick service restaurant subsector is at an early stage of development in China and brand building will take time. Given this market environment, companies that can overcome the challenges of standardization for Chinese cuisine and build a strong brand will thrive in the quick service restaurant sector.

Chains versus independent quick service restaurants

Among Chinese quick service restaurants, independent outlets are dominant because local food styles differ greatly from one part of China to another and low prices contribute to strong loyalty to local quick service restaurant outlets among Chinese customers. In 2009, independent Asian quick service restaurants had aggregate revenue of RMB406.6 billion, compared with revenue of just RMB9.3 billion from Asian quick services restaurant chains in China, the majority of which are Chinese quick service restaurants, according to Euromonitor.

However, the market share of chained quick service restaurants has continued to rise in recent years. Leading quick service restaurant chains continue to increase the number of their outlets and are gradually expanding into smaller cities and even rural areas. Some independent quick service restaurants in China are also gradually developing into restaurant chains. According to Euromonitor, the number of chained quick service restaurants has grown from 15,149 in 2004 to 28,116 in 2009, representing a CAGR of 13.2%. Euromonitor estimated that the number of chained quick service restaurants will continue to grow to 45,112 in 2014, representing a CAGR of 9.9% from 2009.

We believe Chinese quick service restaurant chains benefit from: (i) increased bargaining power vis-à-vis suppliers allow chains to reduce costs, (ii) standardized operations allow chains to offer consumers a uniform dining experience, with well-trained professional staff serving consistent and quality food items across all locations, and (iii) customer loyalty to their widely recognized brand names, which can be leveraged to facilitate expansion into new geographic markets. Due to their economies of scale, operational efficiency and rapid penetration, chain restaurants have enjoyed more robust growth compared to their independent counterparts, both in terms of sales revenue and the number of outlets. In recent years, the number of quick service restaurant chains in China has grown at a much faster rate than independent quick service restaurants. According to Euromonitor, the number of independent quick service restaurants in China grew from 844,717 in 2004 to 1,130,494 in 2009, representing a CAGR of 6.0%. This was less than half of the CAGR for quick service restaurant chains in China for the same period, which was 13.2%. Euromonitor estimated that for the years 2009 through 2014, the number of quick service restaurant chains in China will grow at a CAGR of 9.9%, faster than the expected CAGR of 5.5% for the number of independent quick service restaurants in China for the same period. The sales revenues of quick service restaurant chains in China grew from RMB26,254.3 million in 2004 to RMB59,978.6 million ($8,844.4 million) in 2009, representing a CAGR of 18.0%. The sales revenues of independent quick service restaurants in China grew from RMB227,587.4 million in 2004 to RMB410,636.2 million ($60,552.4 million) in 2009, representing a CAGR of 12.5%. Euromonitor estimated that for the years 2009 through 2014, the sales revenues of quick service restaurant chains in China will grow at a CAGR of 13.9%, faster than the expected CAGR of 11.7% for independent quick service restaurants in China for the same period. This trend is expected to continue, as the market becomes more consolidated and small independent restaurants begin to open franchise restaurants in order to achieve higher sales value, according to Euromonitor.

BUSINESS

Overview

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 101 restaurants as of June 30, 2010, including 56 restaurants in Chongqing municipality and 31 restaurants in Sichuan province. We are the largest quick service restaurant chain in Chongqing municipality in terms of the number of restaurants as of March 31, 2010 and total sales in 2009, according to Euromonitor, and we have a strong presence in Sichuan province. Chongqing municipality and Sichuan province cover a region of 110 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operational efficiency. We plan to further expand our geographic coverage and increase our chain to over 130 restaurants in China by the end of 2010.

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. The appeal of our restaurants and the food we offer is evidenced by average traffic per restaurant per day of approximately 1,600 customers and an average table turnover per day of approximately 16 times for our restaurant chain for the six months ended June 30, 2010.

We believe that the following four factors contribute to the quality of the food we offer: quality ingredients, proprietary sauce packages, on-site food preparation and effective quality monitoring. We purchase ingredients from suppliers carefully selected based on the quality of their sample ingredients and their understanding of our business and requirements. For each dish, we develop and prepare a proprietary sauce package based on the recipe we have developed to cater to popular customer tastes in China. Each dish is then freshly prepared in batches on stovetops in each restaurant kitchen by our well-trained cooks. To ensure that food quality is consistently maintained in all of our restaurants, we have a food safety and quality assurance program in place to maintain uniform standards for our food supply and preparation procedures.

Our revenues increased by 113.6% from RMB231.5 million in 2008 to RMB494.5 million ($72.9 million) in 2009 and by 53.7% from RMB212.3 million for the six months ended June 30, 2009 to RMB326.4 ($48.1 million) for the six months ended June 30, 2010. We added 34 and 38 new restaurants respectively in 2008 and 2009, which contributed RMB152.0 million and RMB124.5 million ($18.4 million) revenues in 2008 and 2009, respectively. We further added 20 new restaurants during the first half of 2010, which contributed RMB23.6 million ($3.5 million) revenues for the six months ended June 30, 2010. Our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million ($6.6 million) in 2009 and by 36.8% from RMB20.3 million for the six months ended June 30, 2009 to RMB27.7 million ($4.1 million) for the six months ended June 30, 2010.

Our Strengths

We believe that the following competitive strengths have contributed to our success and will continue to drive our future growth.

Delicious, Everyday Chinese Food of Consistent Quality

Our founding philosophy is to offer delicious and affordable everyday Chinese food of consistent quality that appeals to a large number of Chinese customers. Our menu includes a blend of the most popular Chinese dishes, particularly dishes done in the popular Sichuan style. To diversify our menu, we supplement our Chinese cuisine selection with a small number of Western-style dishes adapted to suit popular customer tastes in China. Our menu also features a wide selection of appetizers, desserts and beverages as well as new seasonal offerings.

All of our dishes are cooked on-site by our trained cooks to enhance the taste and maximize the appeal of our food offerings. In addition, to ensure that our food quality is consistently maintained in all of our restaurants, we complement on-site food preparation with a centralized supply of our proprietary sauce packages, systematic provision of quality ingredients and a well-established cook-training program. Our delicious everyday meals have become part of the daily lives of many Chinese customers who frequent our restaurants.

Leading Position in Existing Geographic Markets with Great Potential for Expansion

We are the largest quick service restaurant chain in Chongqing municipality in terms of number of restaurants as of March 31, 2010 and total sales in 2009, according to Euromonitor, and we have a strong presence in Sichuan province. Chongqing municipality and Sichuan province have a combined population of approximately 110 million. By offering consistently delicious and affordable everyday Chinese food to our customers, we have steadily expanded our market coverage over the years, from 9 restaurants as of January 1, 2008 to 101 restaurants as of June 30, 2010. Our restaurants are concentrated in Chongqing municipality and Sichuan province, a region in Southwest China that is home to Sichuan cuisine. Our menu has been tested by a population well-acquainted with dynamic food offerings and our business operations have weathered the trials offered by a competitive local food services industry environment. In addition, we have successfully built up our brand and image to represent delicious everyday Chinese food, as evidenced by the numerous recognitions and awards we have received, including the “China Up and Comers 2009” award granted in 2009 by Forbes magazine and the “Recommended Delicious Cuisine Brand” granted in 2009 by the Chongqing Commercial Press.

We believe our competitive prices and our menu offerings, which appeal to the general tastes of Chinese customers, have provided us with enormous potential to expand in both our existing and new geographic markets. We have always made it a priority to direct our menu offerings toward our target customer base, consisting of anyone, regardless of age and income level, who is looking for a fresh, home-cooked style meal served in a clean, friendly setting for an affordable price. A typical meal at our restaurants on average costs approximately RMB13-15 ($1.9-$2.2). We believe the tasty food we offer, with consistent quality and competitive prices, have historically contributed to our growth and will help us continue to expand our market share.

Highly Standardized and Efficient Operations

Our highly standardized and efficient operations have enabled us to establish a scalable business model, as evidenced by our growth to date. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 101 restaurants as of June 30, 2010. Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this difficulty and ensure the consistent quality of our dishes across different restaurants, we employ a standardized food preparation process that combines on-site food preparation by trained cooks with centralized supply of proprietary pre-mixed sauce packages, systematic provision of quality ingredients and a well-established cook-training program. For each dish, we develop a proprietary mix of seasonings, make the mixture into sauces in our central facility in Chongqing, and then put these sauces into sauce packages to be delivered to different cities and municipalities. Generally, we deliver our sauce packages to ingredients suppliers in each city or municipality who then combine our sauces with quality ingredients as required by each of our menu item recipes. We source quality ingredients from selected suppliers that meet our quality standards and intend to build regional logistic centers to streamline our supply chain. We maintain an effective cook-training program that enables us to systematically train new hires to become our expert cooks in three to six months.

Large Customer Base and Frequent Visits by Repeat Customers

We estimate that our restaurants had approximately 39 million customer visits in 2009. One of the greatest contributors to our success has been word-of-mouth referrals by our customers. Beginning with each customer’s experience in our restaurants, the clean, streamlined look and friendly feel of our restaurants, the efficient service of our staff members, the affordable prices of our dishes and above all, our carefully designed menu offering a variety of delicious dishes, have increased customers’ attraction to our restaurants and resulted in frequent visits by many of our repeat customers. We estimate that 77% of our customers visit our restaurants at least three times per month. Some of our loyal customers have devoted significant time to writing positive reviews of our restaurants in online discussion boards and food-related web logs to spread good words about us. The support of our loyal customers has in turn helped us attract new customers and build a market reputation that our offerings fit into the fast-paced lifestyles of average working people in China and provide an affordable and convenient alternative to home cooking. Our average traffic per restaurant per day is approximately 1,600 customers and our average table turnover per day is approximately 16 times for our restaurant chain for the six months ended June 30, 2010.

Dedicated and Experienced Management Team

We have a dedicated management team with management and operational experience and knowledge of the food services industry in China. In addition, our management team makes our business philosophy and core values a daily part of all facets of our business operations. Our founder, chairman and chief executive officer, Ms. Hong Li, built the first Country Style Cooking restaurant in Chongqing together with our director, Mr. Xiangqiang Zhang, and has been in the restaurant business since 1996. Our chief operating officer, Mr. Chao Sun, has nearly a decade’s experience in restaurant management and in operating quick service restaurants. In addition to experience in the consumer food services industry, the rest of our management team also has experience in finance management, business development and general business management of public companies. We believe the range of management experience promotes varying perspectives and creative thinking, which in turn results in innovative and effective ways of operating our restaurants and growing our business. Our senior and midlevel management teams have been working together for a number of years, and our management personnel has always remained relatively stable. We believe that our management team’s collective experience, the ability to work as a coherent team and ultimately, the ability to effectively implement our business philosophy, are critical to our success and will continue to contribute to our growth and expansion.

Our Strategies

Our goal is to become a leading quick service restaurant chain and make our “ CSC” brand a household name in China. We intend to pursue the following growth strategies to achieve this goal:

Further Penetrate Existing Markets and Expand into Selected Locations

In the short term, we intend to focus on increasing market shares in our existing geographic markets. We believe that to penetrate further into our existing geographic markets and expand into selected locations in these markets will maximize our profit levels in each market and increase return on investment by capitalizing on our brand equity in these markets and enable us to benefit from economies of scale. We currently target to grow to over 130 restaurants by the end of 2010. Most of our new restaurants scheduled to open in 2010 will be located in Chongqing and Chengdu, with others in Xi’an, Wuhan and Changsha. As we grow and become increasingly well-known, we will also expand into new markets in a measured and disciplined way. In order to address differences in customers’ spending patterns, tastes and dining preferences in various regions throughout China, our dedicated product development department will also constantly update our menus to adapt to dining trends and shift in customer tastes and nutrition preferences. We have established and implemented a set of systematic procedures and management guidelines which we apply when opening new restaurants, and we will continuously review and adjust these procedures and guidelines for our future expansion.

Further Drive Comparable Restaurant Sales Growth and Profitability

We plan to further improve our overall financial performance by driving the sales in our existing restaurants and profitability, primarily through several key initiatives:

•	Expand delivery services. We currently use a third-party delivery company to provide delivery services from four of our restaurants in Chongqing. We plan to expand our delivery services as they bypass the problem of physical capacity limits for our restaurants during peak business hours and also help to expand our customer base to those people who are too busy to visit our restaurants.

•	Offer breakfast menu. We began offering breakfasts in our restaurants in Chongqing in August 2009. As part of a program sponsored by the Ministry of Commerce, we are selling breakfast in approximately 20 of our restaurants in Chongqing as “designated breakfast solutions” for Chongqing residents. If this program proves to be successful, we plan to expand breakfast offerings to more of our restaurants.

•	Attract more customers during non-peak hours. Our daily peak business hours are from 11:30 A.M. to 2:00 P.M. and from 5:30 P.M. to 8 P.M. Since each restaurant has physical floor capacity limits, we plan to attract more customers during non-peak hours by offering discounts and other casual dining options, such as afternoon snacks for those who visit our restaurants outside of our peak business hours, to maximize the utilization of the floor area in our restaurants.

Continue to Provide Quality Food and Develop New Menu Items to Attract More Customer Visits

We plan to keep a simple but diversified menu to retain our existing customers and to develop new menu items to attract more customer visits. Our menu selections are regularly reviewed and updated with new dishes or seasonal menu selections by our product development department to reflect changes in seasons, changing market health and food trends and minor differences in tastes and preferences among customers in different geographical regions in China. To monitor customer tastes and preferences, we conduct market studies to track and evaluate the sales patterns of each menu item in our restaurants to ascertain which items are more popular than others and to study potential ways of improving our existing menu. From time to time, we test new menu items in certain of our restaurants in Chongqing; we also adapt some of our menu items to local tastes and test these items in selected restaurants in certain geographic locations. Any changes to our menus, as determined by our product development department, are then uniformly implemented throughout our restaurants network. We will continue to develop new menu items to attract more customer visits, and we will continue to experiment with new seasonings and flavors in order to create new and improved menu items.

Further Improve Standardization and Operating Efficiency

We will continue to improve the standardization of our operating procedures across our restaurants network in part by building on our existing standardized preparation approach. As our restaurant network expands and more restaurants are built in new geographic markets, we will build corresponding numbers of regional logistic centers in each geographic region as necessary, to streamline our supply chain, increase inventory turnover and reduce waste. We also plan to employ enhanced information technology to further standardize business operations across our restaurants. In addition, we will continue to enhance the service we offer and the quality of our employees through systematic supervision and regular training programs, thus improving and promoting standardized, consistent employee work quality and efficiency level.

Further Enhance Our Brand Recognition

We believe that enhancing customer recognition of the “ CSC” brand is crucial to our success. We have been developing our brand since 2008. We believe that a vital part of brand-building is enthusiastic word-of-mouth referrals from satisfied customers. It has always been the focal point of our business to continue to focus on offering delicious and affordable everyday Chinese food and a satisfying overall experience to each of our customers. In addition, we plan to continue to enhance customer awareness of our brand by conducting in-store promotional activities in our restaurants, offering coupons and discounts. We also intend to pursue focused marketing campaigns to reach out to areas with a high concentration of potential customers and to place advertisements in residential communities and office buildings.

Our Food

Our founding philosophy and core values are to provide delicious and affordable everyday Chinese food of consistent quality that serves as alternatives to cooking at home for Chinese customers. Our target customer is an ordinary consumer looking for a fresh, home-cooked style meal served in a clean, pleasant setting for an affordable price. We believe this philosophy has, since our inception, contributed to our past growth, our large customer base, frequent repeat customer visits to our restaurants and our potential for expansion.

Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this challenge, standardize the delicious tastes and guarantee the quality of our dishes across all of our restaurants, we combine on-site restaurant preparation by trained cooks with centralized supply of our proprietary pre-mixed sauce packages and systematic provision of quality ingredients.

Simple but Diversified Menu

Our menu is intentionally limited to what can be easily presented on a one-page menu sheet. We serve a limited number of dishes or combination meals on each of our restaurant menus at any given point in time. Our staples include popular entrees such as spicy sautéed pork, Taiwanese-style braised pork over rice, honey-roasted spicy chicken wings, mushroom chicken, shredded pepper steak and kung pao chicken, in addition to a selection of appetizers, desserts and beverages. Each entree on our menu is prepared with proprietary pre-mixed sauce packages delivered from our central facility in Chongqing which, combined with quality ingredients delivered from our national and local network of suppliers, is designed to maximally embody everyday Chinese home cooking and to appeal to the tastes and nutritional needs of Chinese customers.

As a quick service restaurant, we believe it is important to keep our menu to a manageable number of options that are popular with our customers to facilitate a more efficient ordering process, and to update our menu from time to time to reflect shifting customer tastes or the changing of seasons. Occasionally, we also slightly tweak the recipe of a menu item to accommodate specific customer tastes in different locales to enhance local sales. Our product development team periodically reviews and adjusts our menu to suit the tastes of local customers in different geographic regions while maintaining the overall character and style of our menu offerings. During the summer months, we offer crushed ice drinks as part of our menu, while during the winter, we may offer more heavily spiced items.

Quality Ingredients

Close Relationship with Suppliers.  Maintaining food quality in our restaurants most significantly depends on our ability to procure quality ingredients and other necessary supplies that meet our specifications from reliable suppliers. We purchase from suppliers carefully selected based on quality of sample ingredients and the suppliers’ understanding of our business and requirements, and we seek to develop mutually beneficial long-term relationships with each quality supplier we find. We work closely with our suppliers and use a mixture of fixed and formula pricing protocols. We typically maintain a long-term supply framework purchase arrangement with each key supplier, with specific prices to be negotiated periodically. We maintain a number of suppliers for each of our key ingredients such as pork, chicken, beef and rice, which we believe can help mitigate pricing volatility.

We do not purchase raw ingredients directly from local farmers or butchers. Instead, we use suppliers to purchase ingredients for us based upon our terms, specifications and requirements, contributing to higher operating efficiency and better quality control. We estimate that we have 80 key food suppliers for our meats, vegetables, fruits, eggs and beverages. Purchases made from our ten largest suppliers in 2008, 2009 and the first half of 2010 were equal to approximately 30.5%, 32.0% and 32.5% of our food and paper costs for each of these periods, respectively.

Careful Selection of Suppliers.  The suppliers for our meat products as well as rice, material spices and seasonings are selected by and dealt directly with our national supply chain office. The purchasing department of each of our operating subsidiaries is responsible for selecting local suppliers for other ingredients such as vegetables pursuant to quality standards set by the national office. Each subsidiary’s purchasing department first determines what ingredients to purchase from ingredients request lists submitted by relevant departments, specifying the quality and quantity of ingredients needed. After internal review and approval at the subsidiary level, the subsidiary’s purchasing department then contacts local suppliers regarding items on the ingredient lists and examines sample deliveries, tests the samples in selected restaurants and finally negotiates the price and terms of the purchase contract if it is satisfied with the quality of ingredients and service provided by the supplier.

Close Monitoring of Suppliers.  The performance of each of our suppliers is closely monitored by our national supply office and evaluated based on feedback from our operating subsidiaries, which obtain timely feedback on ingredient quality from the individual restaurants to which these ingredients are delivered. The purchasing department of each subsidiary also monitors the quality of supplier deliveries in accordance with a written manual for the selection and monitoring of our ingredient suppliers.

Distribution Arrangements.  Certain ingredients such as meat and certain seasonings are delivered directly to our central warehouse in each city, then distributed to each of our individual restaurants through our own distribution network. Other ingredients are delivered directly to our restaurants by each supplier’s own distribution networks.

Proprietary Sauce Packages

For each dish, we first develop a proprietary recipe for the mixing of seasonings. This recipe results from our product development efforts devoted to studying and replicating flavors that appeal to popular customer tastes in China. We then process these seasonings into sauces in our central facility in Chongqing. Subsequently, these sauce packages are delivered to our restaurants and, once there, combined with quality ingredients from our suppliers. Thus we ensure that every one of our restaurants offers the same delicious taste for every dish on our menu. In Chongqing, we have a central kitchen that combines ingredients such as meats and vegetables with our proprietary pre-mixed sauce packages and regularly delivers these ingredients to each of our Chongqing restaurants to be stored in refrigerated facilities. This way, each restaurant kitchen only needs to prepare and serve the food to customers close to the time of ordering. In other regions, we deliver our proprietary pre-mixed sauce packages, for each dish to each of our restaurants, where the quality ingredients are combined with our sauce packages. Our centralized network for the preparation and distribution of our proprietary pre-mixed sauce packages and our strong supply network which provides quality ingredients for each of our restaurants both help to ensure the consistent quality of our food offerings.

On-site Food Preparation

Our dishes are freshly prepared on stovetops in batches by our well-trained cooks in each restaurant kitchen. Our ingredients and sauce packages are conveniently pre-mixed and stored in our restaurants and stand ready to be stir-fried or otherwise cooked by our cooks at any time. Our cooks then prepare a batch of each menu item at a time on our restaurant stovetops, making the dishes ready to be served. The timing of stovetop preparation is closely aligned with studied customer consumption patterns to minimize the time lapse between stovetop preparation and serving of food to customers; the preparation of every batch of each item is carefully timed. We have a web-based information system that allows us to monitor daily revenues from our restaurants. In addition, we are implementing a system that will enable us to predict how many dishes of each menu item are expected to be sold per hour per restaurant, based on historical actual number of menu items sold; this system will allow us to calculate the preparation time and quantity of every batch of each menu item for maximum freshness. For example, when we determine the quantity and preparation schedule of each menu item for a certain day of the week, we take into account sales data of the same menu item for the same week day during the last three weeks so as to estimate how much of each menu item should be cooked and at what time intervals. On average, we allow each prepared dish to spend no more than 60 minutes on our state-of-the-

art food warmer system before we replace it with a freshly cooked batch. This ensures that our customers enjoy the type of freshly cooked, hot dishes associated with everyday home cooking.

Quality Monitoring

We have a food safety and quality assurance program in place to maintain high standards for our food supply and food preparation procedures. Each of our operating subsidiaries in China performs periodic checkups for restaurants and suppliers to evaluate food quality and identify any potential food safety risks. We regularly inspect our suppliers to ensure that the ingredients we buy conform to our stringent quality standards. We also rely on recipes, specifications and protocols to ensure that our food quality when served, including a physical examination of the ingredients when they arrive at our restaurants and unannounced visits by our headquarters personnel to each restaurant from time to time. Area managers of our operating subsidiaries periodically visit and inspect each restaurant in their region. We also train our employees to pay close attention to food quality at every stage of the food preparation cycle. We have developed a checklist that our employees use to assess the freshness and quality of the perishable food supplies delivered to our restaurants, especially ingredients such as vegetables from local food suppliers.

Our Services and Customer Experience

Our Services

Our food takes hours to prepare off-site, but once the quality ingredients for our dishes are combined with our sauce packages and delivered to each individual restaurant, each dish can be cooked and become ready to serve in a very short amount of time. When customers come into our restaurants, they select items from our menu, and we typically deliver the finished dish to the customer within 60 seconds. We believe that the speed we serve our customers, along with the consistent quality of the food we offer—in terms of both freshness and taste—contributes significantly to our popularity.

We believe that our restaurant staff helps to differentiate our restaurants from other chains. We recruit employees who conform to a standard of efficiency and friendly service. This is important because as part of our standardized preparation approach, we need well-trained, professional cooks who consistently conform to the standards of uniformity, quality and efficiency taught in our food-preparation courses, and we need front-line cashier operators who understand the importance of friendly customer interaction as well as speedy service to provide customers with the most freshly prepared food possible within the shortest possible time from the moment of ordering.

Customer Experience

We take great care to provide each of our customers with an enjoyable and superior overall experience. In each of our restaurants, we offer each customer a well-lit, clean, streamlined look and friendly restaurant environment, efficient service from our staff members, affordable prices and, above all, a carefully designed menu with time-tested customer favorites. We believe our success has been due in large part to word-of-mouth advertising by our customers, with our customers learning about us, learning to appreciate our food and telling others about us. Some of our customers have devoted considerable time and energy to writing enthusiastic, extensive reviews of our restaurants in online discussion boards and food-related web logs, introducing more potential customers to our restaurants. These online platforms also provide a new way for our customers to interact with each other and share their stories. We believe customers who dine in our restaurants understand and appreciate our philosophy of providing a delicious and affordable alternative to everyday Chinese cooking at home.

Our Restaurants

CSC Restaurants

As of June 30, 2010, we directly owned and operated 101 restaurants in China, all of which are operated under our “ CSC” brand.

We own all of our restaurants and operate them through operating subsidiaries divided by six geographic locations. We currently intend to continue expanding through wholly owned restaurants as opposed to franchise restaurants. We believe that our current business model allows us to have effective control over the quality of our food offerings and customer service.

The following table shows the number of our restaurants in China as of June 30, 2010, based on a breakdown by province, municipality, city or town:

Number of
Restaurants

Chongqing Municipality
Chongqing	47
Wanzhou	2
Changshou	1
Fulin	1
Hechuan	1
Qianjiang	1
Qijiang	1
Yongchuan	1
Nanchuan	1
Sichuan Province
Chengdu	25
Dazhou	2
Deyang	1
Luzhou	1
Leshan	1
Nanchong	1
Shaanxi Province
Xi’an	5
Shanghai Municipality
Shanghai	4
Hunan Province
Changsha	4
Hubei Province
Wuhan	1
Total	101

We do not own the real property on which, or the buildings in which, most of our restaurants are operated, other than two existing restaurants, one in Chongqing and one in Chengdu. We also own the underlying properties for two of our restaurants in Chongqing that are currently under development. We intend to continue to primarily use rental properties for our restaurants. Nonetheless, we may purchase property on which our restaurants are located or properties where we have particular interest in opening a restaurant, if such property becomes available at a reasonable price.

We plan to further expand our geographic coverage and expect to increase the number of our restaurants to over 130 by the end of 2010.

Restaurant Locations

We established our first restaurant in Chongqing and steadily expanded our restaurant chain within that municipality and the surrounding regions. Since then, we have continued our expansion efforts by targeting the cities of Chengdu, Xi’an, Wuhan and Changsha as well as other cities and municipalities. When we enter a new geographic market, our goal is to open multiple restaurants to achieve meaningful market share, local brand recognition, critical mass and economies of scale, while at the same time ensuring consistency in the quality of our foods and services. Once we achieve adequate scale of operations in a particular metropolitan area, we seek to leverage our brand to expand into nearby markets.

We follow a disciplined and systematic expansion process with respect to our new restaurants. Our selection of new potential locations for our restaurants is based on various factors, including existing market competition, the size of potential customer base and the economic conditions of each particular region. Our centralized project management team focuses on identifying potential new locations in existing geographic markets or new geographic markets entirely, while our regional development teams from our different operating subsidiaries have the primary responsibility of researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying management personnel for these new restaurants and negotiating the commercial terms of our leases. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our restaurants, which help influence future market and location selections.

The key components of our disciplined and systematic new restaurant opening process are set forth below:

Planning and site identification.  Our new restaurant opening process starts with planning and site evaluation by our regional subsidiaries’ development teams in accordance with development plans and potential local sites provided by our project management team from central headquarters. The regional development teams perform comprehensive studies of each new market or location by carrying out site visits, gathering economic and other data, and conducting feasibility assessments using a standardized criteria to select qualified restaurant locations in the chosen market. Once a site has been selected, the regional development team submits a proposal to our central project management team for approval.

In selecting new markets and locations for our restaurants, we consider the following criteria:

•	General market criteria. General market criteria include local average disposable income per household, concentration of competitors, and other economic factors. Our experience has proven that locations in our current geographic markets generally meet our general market criteria for the operating of our restaurants. We have identified certain cities meeting our general market criteria that we believe generally have the potential for sustainable economic growth and the ability to support multiple restaurants for us. We refer to these cities as our key target cities.

•	Specific location criteria. Specific location criteria include rental price and proximity to major office buildings and shopping centers, universities, convention and exhibition centers and transportation hubs. We also consider automobile and foot traffic flow patterns. In addition, we generally open restaurants in storefronts visible from the street in urban areas. So far we have mostly succeeded in choosing restaurant locations that provide sufficient customer flow to make our restaurants profitable.

In addition to current cities where we have restaurants, we have identified Kunming, Guiyang, Suzhou and several other cities as our key target cities for our expansion in 2011 and beyond. Each of these key target cities has a population of over 3 million and is a regional commercial center.

Lease negotiation.  Once a site has been approved by our centralized project management team for a new restaurant, we negotiate with the property owner or lessor while concurrently conducting legal and regulatory due diligence investigations. Lease negotiations are led by our regional development teams and are guided by a comprehensive set of criteria, including certain financial return requirements, and we use our own standardized lease forms in many cases. All new leases are subject to the final approval of our chief executive officer. Part of our due diligence investigation is designed to ensure that property owners and lessors have the legal title to their properties and the legal right to lease or sublease their properties to us, and that our intended use is consistent with local land-use regulations. If property owners are not able to provide title certificates, we seek alternative proofs of ownership.

Material rental terms.  We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have lease initial lease terms of five to ten years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. A large number of leases set initial rent prices and provide that the rent will increase at a fixed rate or by a fixed amount within the lease term, and certain lease agreements have contingent rent arrangement in place whereby rent is determined as a percentage of sales as defined by the terms of the applicable lease agreement. In addition, rents under certain leases are calculated exclusive of management fees for the relevant property, which would be paid by us on a monthly or quarterly basis. We are also obligated to pay occupancy-related costs for each of our restaurants, including payment of insurance and utilities for certain lease agreements.

Pre-opening activities.  Before opening a new restaurant, we carry out a series of pre-opening and completion activities, such as conducting necessary constructions, painting and decorating the restaurant premises, applying for relevant permits and approvals, identifying and appointing members of the management team, and hiring and training staff in anticipation of the opening.

Restaurant Design

The design of our restaurants conforms to our business philosophy—simple, clean, friendly and ideal for a home-cooked style meal for our customers, whether they come as individuals or with their friends or family. We employ uniform decor standards for all of our restaurants in order to create a uniform brand image. The restaurants reflect the same philosophy as our menu offering: a streamlined number of colors and sparingly designed space that is nonetheless intended to maximize customer appeal and offer a pleasant, comfortable experience for our customers. Our restaurant design and construction emphasize efficiency in layout and functionality, maximizing usable space, construction costs management and safety requirements.

Restaurant Management

We employ a management structure designed to promote efficiency in supervising, directing and supporting our operations, quality assurance systems, recruitment processes and training programs in different geographic regions.

Headquarters management.  The central management of our overall business and operations is currently located in our central headquarters in Chongqing. Our headquarters in Chongqing are both responsible for the corporate and administrative oversight of our organization and operational management and supervision, such as financial planning and analysis, IT systems development, new restaurant openings, management-level recruitment, central procurement and sales and marketing.

Regional management.  On a regional level, our existing restaurant operations in the PRC are divided into five geographic regions—Chongqing and Shanghai municipalities and Sichuan, Hunan and Shaanxi provinces—all under the general management and oversight of our operational headquarters in Chongqing. Our operations in each geographical region are headed by a regional operating subsidiary located in Chongqing, Shanghai, Chengdu, Changsha and Xi’an, respectively. Our regional management team typically comprises a general manager, an operational director and a finance manager. Our regional management team is responsible for proposing sites for new restaurants, recommending pricing policies in that region for headquarters approval, reviewing applications for procurement from local suppliers, providing training to our employees and conducting regional level marketing activities. In addition, in large sites we have district management teams within regions that are in charge of overseeing restaurants in each particular district under its management on a more day-to-day basis.

Restaurant-level management.  Our restaurants are each run by its own restaurant management team. The number of employees we have for each restaurant corresponds to the sales volume of that particular restaurant. We delegate certain decisions to our restaurant-level management teams, so that they have the flexibility to respond quickly to changing market demands and improve business performance.

Product Development

We have a dedicated product development department in Chongqing that is constantly researching customer taste preferences, shifting food trends, nutrition trends and regional tastes in China. We believe the development of new menu items is important to our long-term success and is a significant factor behind the popularity of our restaurants and the high sales volume of our menu offerings.

We repeatedly test and perfect new dishes before adding them onto our menus and introducing them to the general public, which we believe helps us align our menus with the popular food preferences of our target customer base. Innovation of each new menu item includes the following steps:

•	we gather monthly market information updates from head cooks in each of our restaurants, including news and analysis of popular food trends, sales figures of any new products and any new menu items being offered by competitors;

•	we send monthly market information updates to our marketing department for further study;

•	our marketing department conducts focus group tests to gauge customer taste preferences and passes the results onto our product development team;

•	our product development team studies potential new menu items and submits new menu item development plans to our product development committee, including our chief executive officer, for review and approval;

•	we determine the recipe for a new menu item and compile a standardized list setting forth the quality of the seasonings, spices and ingredients needed for the menu item;

•	our purchase department appoints the appropriate suppliers for the item, while our accounting department calculates basic ingredients costs and our marketing department designs the appropriate container for the item; and

•	our product development committee, including our chief executive officer, approves the new menu item.

Marketing and Promotion

We try to keep our customers coming back to our restaurants based on the experience we create for them. We believe the best and most successful businesses are not built through advertising or promotional campaigns alone, but rather through deeply held business philosophies evident in the way the business is run, which inspire positive word-of-mouth from happy customers.

Our website at www.csc100.com is furnished with a customer-friendly interface designed to provide the customer with our corporate and restaurant news as well as information on our food offerings.

From time to time, we conduct promotional activities designed to raise customer awareness of our brand. Such activities include issuing products containing our brand name and logo, advertising through various media and conducting in-store promotional activities such as distribution of in-store coupons. We currently spend our promotional budget primarily on print media in markets where we already have some existing market presence, but we also intend to pursue focused marketing activities to reach out to areas with large potential customer populations, including handing out fliers in schools and placing advertisements in residential communities and office buildings. We spent approximately RMB1.0 million, RMB3.2 million and RMB2.9 million ($0.4 million) on marketing activities and promotional campaigns in the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, respectively.

Since our first restaurant opened, we have received numerous awards from various local governments and other sources in recognition of our business success. Some of these awards are:

•	“China Up and Comers 2009” award granted in 2009 by Forbes magazine;

•	“Recommended Delicious Cuisine Brand” award granted in 2009 by the Chongqing Commercial Press; and

•	“Ten Most Popular Brand” award granted in 2007 by the Chongqing Morning Post.

Our approach to food has captured the attention of prominent news media in China, leading to reports on Forbes magazine, Chongqing Morning Post, Phoenix Television and EBC Television from Taiwan. A large number of publications have written favorably and extensively about our food, restaurant concept, business model and development history. These media reports focus on our innovative business model and menu offerings and report popular customer satisfaction with our foods and our business expansion.

Competition

The quick service segment of the consumer food services industry in China is highly competitive and fragmented. In addition, we compete against other segments of the consumer food services industry, including in particular casual dining restaurants. The number, size and strength of competitors varies by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service quality. Competition within the quick service restaurant segment, however, focuses primarily on price, taste, quality and the freshness of the menu items and the ambiance and condition of each restaurant.

We compete with national and regional quick service restaurants, including foreign competitors such as McDonald’s, KFC and Yoshinoya and various domestic competitors. We are the largest quick service restaurant chain in Chongqing municipality in terms of the number of restaurants as of March 31, 2010 and total sales in 2009, according to Euromonitor, and we have a strong presence in Sichuan province. Our market presence in other cities is less significant but we believe that we can compete effectively in our targeted geographic markets.

We believe that the principal competitive factors in our relevant markets include the following:

•	quality and taste of our food offerings;

•	affordability of our food offerings;

•	clean and pleasant dining atmosphere;

•	overall customer satisfaction;

•	broad, loyal customer base;

•	brand recognition;

•	ability to attract and retain qualified employees; and

•	efficient, highly scalable business model.

Our business benefits from our delicious and affordable food offerings and our well-known “ CSC” brand in our existing markets. However, some of our existing and potential competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in customer preferences or market trends. In addition, we face competition from a variety of smaller-sized companies that focus on some of our targeted geographical markets, and they may be able to respond more promptly to changes in customer needs and preferences in these markets.

Employees

We had a total of 490, 2,524, 4,579 and 4,773 employees as of December 31, 2007, 2008 and 2009 and as of June 30, 2010. The following table sets forth the numbers of our employees categorized by their respective functions as of June 30, 2010:

Number of
Types of Employees	Employees

Management and Corporate-level Staff	525
Cooks	905
Restaurant Staff	3,343

Total	4,773 (1)

(1)	Includes 4,248 employees that are hired through, and maintain employment contracts with a third-party human resource service provider.

As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under relevant PRC laws to make contributions to employee benefit plans at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments from time to time.

We seek to hire motivated and customer service-oriented managerial and other employees, preferably with backgrounds and experience in the restaurant and service industries. We source potential management candidates through hiring agents as well as newspaper advertisements and website postings.

We believe we maintain a good working relationship with our employees, and we have not experienced any major labor disputes or any difficulty in recruiting staff for our operations.

Technology

We use information technology systems to help us operate efficiently, increase the scalability of our business and accommodate future growth. We currently use a combination of commercially available and custom-developed software and hardware systems, including enterprise resource planning software and point of sale tracking software. We are in the process of undergoing a systems upgrade to provide us with increased capacity to analyze up-to-date financial and operating information from restaurants directly delivered to our management throughout each day, as well as to expand our capacity to effectively manage inventory and supplies by systematically tracking food served and ingredients needed for restaurants and timely transmit such information to our subsidiaries and headquarters. Our technology system has several key benefits: it simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale programs and services and automates of much of the administration of our business. Our upgraded system will enhance such benefits and help us remain up-to-date in the efficient management of our business operations.

Intellectual Property

Given the importance of the “ CSC” brand to our business, our intellectual property is an important element of our business. We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and other third parties, to protect our intellectual property rights.

For risks and uncertainties associated with our intellectual property, see “Risk Factors—Risks Related to Our Industry and Business—Our business depends significantly on the market recognition of our ‘ CSC’ brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.”

Facilities

The following table shows the area of our owned and leased facilities, including office and restaurant space, as of June 30, 2010, based on a breakdown by province and municipality:

	Owned		Leased
	Office Space	Restaurant Space	Office Space	Restaurant Space
	(square meters)		(square meters)

Chongqing Municipality	1,344	1,140	140	31,520
Sichuan Province	—	650	504	16,885
Shaanxi Province	—	—	120	2,850
Shanghai Municipality	—	—	—	1,682
Hunan Province	—	—	—	1,844
Hubei Province	—	—	—	500

Total	1,344	1,790	764	55,281

During the fiscal years 2008 and 2009 and the six months ended June 30, 2010, we incurred approximately RMB17.9 million, RMB38.5 million and RMB28.3 million ($4.2 million), respectively, in rental expenses under the leases for our restaurant properties. For more details as to the location and usage of these facilities, please also see “—Our Restaurants.”

Insurance

We believe that we are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We currently have the following types of insurance, with certain deductibles and limitations of liability in place for our restaurants in operations: (1) property insurance covering all risks of physical loss of, or damage to, our property; (2) business interruption insurance; (3) third-party liability insurance indemnifying us for damages for which we may become legally liable arising out of our business operations; and (4) money insurance which covers money in restaurants or in transit accompanied by our authorized employees during business hours between our restaurants or offices and banks, customers’ premises or post offices. However, our insurance coverage may not be adequate to cover all losses that may occur. See “Risk Factors—Risks Relating to Our Industry and Business—We have limited insurance coverage.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business.

REGULATION

This section sets forth a summary of the material laws and regulations that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Regulations on the Consumer Food Services Industry

We operate a quick service restaurant chain in the PRC, which are subject to the following laws and regulations:

Regulations on the Food Safety and Licensing Requirements for Consumer Food Services

The PRC legal framework governing food safety was set up under the Food Safety Law, which came into effect on June 1, 2009. The law applies to the production and business operation of food additives, packing materials, containers, detergents and disinfectants for food and utensils and the equipment for food production and business operation.

The Food Safety Law sets out the requirements and standards for food safety, food production and business operations and the relevant supervising and administrative measures to ensure food safety. Under the Food Safety Law, the following material requirements must be met in food production and related business:

•	having adequate places for treating raw materials and food processing, packaging and storage; keeping the environment of the said places tidy and clean, and ensuring that they are at a prescribed distance from toxic and hazardous sites and other pollution sources;

•	having adequate production or business operation equipment or facilities and having the adequate equipment or facilities for disinfection, changing clothes, toilet, day-lighting, illumination, ventilation, anti-corrosion, anti-dust, anti-fly, rat proof, mothproof, washing, sewage discharge, and storage of garbage and waste;

•	having professional food safety technicians and managerial personnel, and rules and regulations to ensure food safety;

•	having reasonable equipment layout and technical flowchart to prevent cross pollution between the food to be processed and ready-to-eat food and between raw materials and finished products, and to prevent the food from coming into contact with toxic substances or unclean articles;

•	ensuring that the cutlery, drinking sets and containers for ready-to-eat food are washed clean or disinfected prior to use, the kitchenware and utensils are washed clean after use and kept clean;

•	ensuring that the containers, utensils and equipment for storing, transporting, loading and unloading food are safe, are kept clean and meet other special requirements;

•	ensuring that the persons engaging in the production of food or related business operations shall keep personal hygiene, wash their hands clean and wear clean clothes and hats during the process of food production or related business operations;

•	using water which conforms to the national hygiene standards for drinking water; and

•	using detergent or disinfectant which are safe and not harmful to the human body.

Pursuant to the Food Safety Law, the state shall adopt a licensing system for food production and related business operation. The entities and individuals which intend to engage in food production, food circulation or food service businesses shall obtain licenses or permits for such businesses. A food producer that has obtained a food production license is not required to obtain a food circulation license when selling self-produced food at its production place. A food service provider that has obtained a food service operating permit is not required to obtain food production and circulation licenses when selling self-made or self-processed food at its food service place.

The Food Safety Law sets out, as penalties for violation, various legal liabilities, in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment. A restaurant which does not have a food service operating permit may be subject to confiscation of gains and other restaurant assets, or fines ranging from RMB2,000 ($300) to ten times of the value of food sold at the restaurant.

The Implementation Rules of the Food Safety Law, as effective on July 20, 2009, further specify the detailed measures to be taken and conformed to by food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.

Pursuant to the Administrative Measures on License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service, as both effective on May 1, 2010, a licensing system will be implemented for consumer food services industry. Those engaged in the consumer food services industry should obtain the food service operating permit, and assume the responsibilities of the food safety by adopting the food safety administrative measures and having the personnel in charge of the food safety in place. The said Measures also specify the requirements and procedures to apply for the food service operating permit and the administration and supervision measures of the related authorities in respect of the food service operating permit.

Each of our restaurants is required to obtain a food service operating permit in order to offer food services. We must also follow the requirements set forth in the Food Safety Law, the Implementation Rules of the Food Safety Law, the Administrative Measures on License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service.

Regulations on Environmental Protection

The PRC legal framework governing environmental protection is set forth in the Environmental Protection Law, which was promulgated on, and came into effect, as of December 26, 1989. The protection, improvement, administration and supervision of environment are provided for in the Environmental Protection Law. Detailed and specific legal liabilities for violation thereof are also set out therein. According to the provisions of the Environmental Protection Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of the administration of supervision on the said environmental protection matters.

According to the provisions of the Environmental Protection Law, the Law of the People’s Republic of China on Environmental Impact Assessment which came into effect as of September 1, 2003 and other relevant laws and regulations of the PRC, environmental impact assessment documents estimating and evaluating the pollution generated by constructions and their impact on the environment and prevention measures should be prepared by the project owners and be approved by the Ministry of Environmental Protection or its local counterparts. A construction project shall only be put into operation and use after passing the inspection and acceptance by the Ministry of Environmental Protection or its competent local counterparts.

The Water Pollution Prevention Law first came into effect as of November 1, 1984 and was subsequently amended on May 15, 1996 and February 28, 2008, respectively. The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of the Water Pollution Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.

The Water Pollution Prevention Law provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level.

Under the Provisions on the Inspection and Acceptance of Environmental Protection of Construction Projects, promulgated on December 27, 2001, each construction project is subject to the inspection and acceptance of the Ministry of Environmental Protection or its local counterparts upon the completion of construction, and only after the construction project has passed the inspection and acceptance and acquired the approval thereon can it be put into production or use.

Our restaurants discharge waste water and other waste in the ordinary course of business. Accordingly, we are subject to regulations on environmental protection. We are required to prepare environmental impact assessment reports for our restaurants and obtain the approval for such reports from relevant environmental protection authorities. Our construction projects shall only be put into operation and use after passing the inspection of and obtain acceptance by environmental protection authorities.

Regulations on Fire Prevention

Our restaurants are subject to regulations on fire prevention. The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on October 28, 2008. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention units of such public security departments are responsible for implementation.

The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. For a construction project that needs a fire prevention design under the national fire protection technical standards for project construction, the construction entity shall submit the fire prevention design documents to the fire prevention department of the public security authority for approval or filing purposes (as the case may be). The filing procedure shall be done within 7 working days from the day when it obtains the construction license. No construction permit shall be given for the construction projects for which the fire prevention design has not been approved or are considered unqualified after the review, nor shall such construction entity commence their construction.

Upon completion of a construction project to which a fire prevention design has been applied according to the requirements of the Fire Prevention Law, such project must go through acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. No construction may be put into use before it is accepted by the relevant fire prevention units of public security authorities. For each public assembly venue, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. The Fire Prevention Law also provides legal liabilities for violation thereof. Any entity which has not passed a fire safety check is required to improve the condition of the premise to meet the safe requirements for fire prevention, and if the entity fails to cure as requested, it may be subject to fines of up to RMB300,000 ($44,000) and, in the worst possible scenario, may be ordered to suspend operations on the premise until the fire safety permit is obtained.

Our operations are subject to regulations on the consumer food services industry, as discussed above, and our restaurants are required to obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. As of the date of this prospectus, of our 109 restaurants in operation, 10 have not obtained business licenses, 35 have not obtained fire prevention permits and 5 have not obtained food service permits. See “Risk Factors—Risks Relating to Our Industry and Our Business—Failure to comply with government regulations relating to the consumer food services industry, fire safety, food hygiene and environmental protection could materially and adversely affect our business and operating results.”

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments, and investments in securities outside of China, unless the prior approval of SAFE is obtained and prior registration with SAFE is completed.

On August 29, 2008, SAFE issued a circular regulating the conversion of foreign currency into RMB by a foreign-invested company by restricting how the converted RMB may be used. The circular requires that the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe penalties, such as heavy fines.

In addition, under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises may only buy, sell and remit foreign currencies at authorized banks and must comply with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local branches.

We receive substantially all of our revenues in RMB. Our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

SAFE Circular No. 75

On October 21, 2005, SAFE issued SAFE Circular No. 75, which became effective as of November 1, 2005, and requires Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets for the benefits of third parties or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Regulations of Overseas Investments and Listings

The M&A Rules, which became effective on September 8, 2006, among other things, requires the approval of the CSRC prior to an overseas listing of interest in an “offshore special purpose vehicle,” which means an offshore company directly or indirectly controlled by Chinese natural persons or Chinese non-foreign invested company within the PRC, or Chinese Company, for the purpose of an overseas listing of the interest in the Chinese Company. Our PRC counsel, Jingtian & Gongcheng, has advised us that we are not a special purpose vehicle as defined in the M&A Rules and therefore we are not required to apply to the CSRC for approval for this offering.

See “Risk Factors—Risks Related to Doing Business in China—Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.”

Legal Restrictions on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises is the Corporate Law, as amended on October 27, 2006. Under the Corporate Law, our subsidiaries in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, Chinese companies are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends except in the event these subsidiaries are liquidated. See “Risk Factors—Risk Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and
Executive Officers	Age	Position/Title

Hong Li	42	Chairman of the Board of Directors and Chief Executive Officer
Xingqiang Zhang	44	Director
Tim T. Gong	46	Director
Steve Yue Ji	38	Director
Chao Sun	33	Director and Chief Operating Officer
Li-Lan Cheng	45	Independent Director
May Wu	42	Independent Director Appointee
Caimin Zhong	41	Independent Director Appointee
Roy Shengwen Rong	41	Chief Financial Officer
Richard Miao Zhang	42	Chief Information Officer
Shengshun Li	33	Vice President for Corporate Development & Logistics
Le Ding	37	Vice President for Operations
Cheng Xiao	35	Vice President for Product Development

Hong Li is one of our founders and has served as our chairman and chief executive officer since our inception. Ms. Li has been instrumental to the development and success of our business. From 1996 to August 2007, Ms. Li established and operated nine restaurants which are now part of our consolidated group. Ms. Li is primarily responsible for our overall management, major decision-making, strategic planning including marketing and investment planning, development and visions. From 1992 to 1996, Ms. Li served as the manager of an international quick service restaurant chain in Chongqing. Ms. Li studied cooking technique in Chongqing Business and Technology College from 1984 to 1986 and received a degree in cooking technique from Chongqing Business and Technology College in 1986, a degree in Chinese languages from Sichuan Normal University in 1988 and an executive MBA workshop certificate from Beijing University in 2007. Ms. Li is the wife of Mr. Xingqiang Zhang, our co-founder and director.

Xingqiang Zhang is one of our founders and has served as one of our directors since our inception. From 1996 to August 2007, Mr. Zhang, together with Hong Li, established and operated nine restaurants which are now part of our consolidated group. Mr. Zhang has valuable experience and knowledge in terms of the daily operations of quick service chain restaurants, which contributed greatly to our successful development. From 1992 to 1995, Mr. Zhang served as the manager of two international quick service restaurant chains in Chongqing. Mr. Zhang received a bachelor’s degree in economics from Nankai University in 1988. Mr. Zhang is the husband of Ms. Hong Li, our co-founder, chairman and chief executive officer.

Tim T. Gong has served as our director since September 2007. Mr. Gong joined SIG China Investments One, Ltd. in January 2006 and now leads a group that invests in companies operating mainly in China. Mr. Gong has over a decade of experience in terms of managing and overseeing the management and development of various companies. Prior to joining SIG China Investments One, Ltd., Mr. Gong was a managing partner of PreIPO Capital from 2003 to 2005, serving as a merchant banker and angel investor for many start-ups. From 1999 to 2002, Mr. Gong founded and served as the president of Hotvoice Communications International, a Silicon Valley venture capital backed company that was considered to be an early runner in VoIP, IM and UMS technologies. From 1996 to 1999, he was the general manager of StarCom Products Inc. and also served as a senior management consultant for UT StarCom. Mr. Gong received a bachelor’s degree in applied physics from Shanghai Jiao Tong University in 1984 and a Ph.D. degree in Electrical Engineering from Princeton University in 1991.

Steve Yue Ji has served as our director since September 2007. From 2005 to now, Mr. Ji has served as a managing director of Sequoia Capital China. Prior to joining Sequoia, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji held various managerial roles at Seagate Technology China. Mr. Ji received a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995 and an MBA degree from China Europe International Business School in 1999.

Chao Sun has served as our chief operating officer since our inception and has served as our director since September 2007. His primary responsibilities currently include supervising market development, overall operations and daily management of our group operations. From 2003 to 2006, Mr. Sun worked for our founders to manage restaurants which are now part of our consolidated group. From 2002 to 2003, Mr. Sun served as the restaurant manager of Dicos, a Chinese fried chicken restaurant chain, in Chongqing. From 1998 to 2000, he was an employee training manager for KFC in Chengdu. Mr. Sun received an associate degree in computer management from Sichuan University in 1999.

Li-Lan Cheng has served as our independent director since July 2010. Mr. Cheng has served as the chief financial officer of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, since November 2006. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate Internet company in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng received a bachelor’s degree in economics from Swarthmore College in 1989 and a Ph.D. degree in economics from the Massachusetts Institute of Technology in 1995. Mr. Cheng is a chartered financial analyst (CFA).

May Wu will serve as our independent director immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the Nasdaq Global Market, since April 2010. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. She has served as an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, since August 2008. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, and was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management, where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Caimin Zhong will serve as our independent director immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhong has been a professor teaching MBA and Executive MBA courses at the Tsinghua University School of Continuing Education since 2005. In 2003, Mr. Zhong founded Beijing Huangjihuang Food Management Co., Ltd., where he served as general manager until 2005. From 1999 to 2003, Mr. Zhong served as the head of training and operation development in north Asia for McDonald’s China Development Company. Mr. Zhong received a bachelor’s degree in veterinary science from Beijing Agriculture University in 1990.

Roy Shengwen Rong has served as our chief financial officer since April 2010. Prior to joining us, he was the chief financial officer of two privately held education companies in China since April 2008. From 2000 to 2008, Mr. Rong held multiple financial management positions at Google, Inc., Solectron Corp., and Siebel Systems, Inc. Mr. Rong obtained a bachelor’s degree from Renmin University of China in 1991, a master’s degree in professional accountancy from West Virginia University in 1996 and an MBA degree from the Booth School of Business at the University of Chicago in 2000. Mr. Rong is qualified as US Certified Public Accountant.

Richard Miao Zhang has served as our chief information officer since September 2010. Prior to joining us, Mr. Zhang served as the director of information technology for The HomeDepot China since 2007, being in charge of the information technology aspect of information technology strategy formulation, technology infrastructure, business process optimization and daily operations. From 2005 to 2007, Mr. Zhang served as the general manager and co-founder of Beijing COD Co., Ltd. From 2002 to 2005, Mr. Zhang served as the director of information technology and retail business operation director for China Duty Free Group. From 1999 to 2002, Mr. Zhang was the senior manager/director of information technology for CTA Makro Commercial Co., Ltd. Mr. Zhang received a bachelor’s degree in manufacturing and a master’s degree in automation from Northwestern Polytechnic University in China in 1990 and 1995, respectively.

Shengshun Li has served as our vice president for corporate development and logistics since August 2009. Mr. Li is primarily responsible for the formulation and implementation of our operational strategies, division of functions and responsibilities among various departments as well as reviewing and analyzing operation reports, and has been instrumental in helping us smooth our process of rapid expansion. Prior to joining us, Mr. Li served as the manager trainee of Xiamen Zhenli Food Co., Ltd. from 2000 to 2001. Mr. Li received an associate degree in economics and management from Chongqing Municipal Party College in 2010. Mr. Li and our chairman, Ms. Hong Li, are not related.

Le Ding has served as our vice president for operations since 2009. Prior to joining us, he served as chief operating officer of Chongqing BreadTalk Food and Beverage Management Co., Ltd. from 2007 to 2009. From 2003 to 2006, Mr. Ding was operation manager of Holiland Food and Beverage Management Co., Ltd. From 1996 to 2003, Mr. Ding served as the regional manager of Yum! Restaurants China. From 1994 to 1996, he served as the supervisor of cost division for Yum! Restaurants in China. From 1991 to 1994, Mr. Ding worked as an accountant for Chongqing Jiangbei Machinery Plant. Mr. Ding received an associate degree in accounting from Southwestern University of Finance and Economics in 1994.

Cheng Xiao has served as our vice president for product development since our inception. Before September 2007, he had been assisting our founders in building up and operating the CSC restaurants which are now part of our consolidated group. Mr. Xiao’s primarily responsibilities include conducting extensive research regarding customer tastes and popular trends in the food services industry and overseeing the development of new and updated menu items to reflect changing tastes and trends. Mr. Xiao has invaluable experience as a composer of popular dishes and has insight into the needs and preferences of our customers, and has been instrumental to our success in developing a menu filled with customer favorites. Prior to joining us, Mr. Xiao was the executive chef of Chongqing Wudu Hotel from 2002 to 2005. Mr. Xiao began taking courses in Chongqing Normal University in September 2009 to obtain a bachelor’s degree in Human Resources.

Composition of Board of Directors

Our board of directors currently consists of six directors. Two additional independent directors will join the board of directors upon completion of this offering. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided the nature of the interest is disclosed prior to its consideration. Subject to our Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We intend to have a majority of independent directors serving on our board of directors within one year of this offering.

Code of Business Conduct and Ethics

Our code of business conduct and ethics, which will become effective immediately upon listing, provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	subject to our Memorandum and Articles of Association, exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by, and serve at the discretion of, the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or becomes of unsound mind.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the completion of this offering.

Audit Committee

Our audit committee will initially consist of Mr. Li-Lan Cheng, Ms. May Wu and Mr. Caimin Zhong, and will be chaired by Mr. Li-Lan Cheng. All of these committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Mr. Tim T. Gong, Mr. Li-Lan Cheng and Mr. Caimin Zhong, and will be chaired by Mr. Tim T. Gong. Mr. Cheng and Mr. Zhong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of Mr. Steve Yue Ji, Mr. Li-Lan Cheng and Ms. May Wu, and will be chaired by Mr. Steve Yue Ji. Mr. Cheng and Ms. Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the committees of the board of directors;

•	advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to our Second Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. The term of employment for each of our executive officers, as stated under their respective existing employment agreements, is from April 2010 to April 2013 and will be automatically extended for successive one-year terms unless either we or the executive officer gives prior written notice to terminate. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. The executive office may resign at any time if such resignation is approved by the board of directors or an alternative arrangement with respect to the employment is agreed by the board of directors.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or any of our trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for two years following the termination of such employment agreement. Specifically, each executive officer has agreed not to (1) assume employment with, or provide services as a director for, any of our competitors who operate in a restricted area; (2) solicit or seek any business orders from our customers; or (3) seek, directly or indirectly, to solicit the services of any of our employees.

Compensation of Directors and Executive Officers

In 2009, our aggregate payments of cash to directors and executive officers was approximately RMB374,000 ($55,150) thousand. In January and May 2010, our director and executive officers received options and restricted shares under our 2009 share incentive plan. See “—Share Incentive Plan.”

Share Incentive Plan

In December 2009, we adopted the 2009 share incentive plan to attract and retain the valued personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 7,720,000 ordinary shares pursuant to awards granted under our plan. As of the date of this prospectus, options to purchase a total of 3,966,300 of our ordinary shares as well as 633,000 restricted shares have been granted. These numbers take into account our cancellation of options to purchase a total of 35,700 ordinary shares in July 2010 and the early exercise of options to purchase a total of 345,000 of our ordinary shares by some of our employees in June 2010.

The following paragraphs summarize the terms of our 2009 share incentive plan.

Plan Administration.  The plan will be administered by a committee of one or more directors to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. The committee will determine the provisions and terms and conditions of each award grant.

Award Agreement.  Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Exercise Price.  The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.  We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, as determined by our plan administrator. Awards other than Incentive Share Options may be granted to our employees, directors and consultants. Incentive Share Options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Options.  The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule.  In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options granted under our 2009 share incentive plan are subject to vesting schedules between four to five years. For restricted shares granted under our 2009 share incentive plan, we have the right to repurchase the restricted shares until vested, and 25% of the restricted shares will vest one year following the grant date and the remaining 75% of the restricted shares will vest in 36 equal installments over the next three years.

Transfer Restrictions.  Except as otherwise provided by our plan administrator, award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.

Corporate Transactions.  Except as may provided otherwise in an individual award agreement or any other written agreement entered into by a participant and us, in the event of a change-of-control or other corporate transactions, our plan administrator may determine to provide for one or more of the following: (i) each award outstanding under the plan to terminate at a specific time in the future and give each participant the right to exercise the vested portion of the awards during a period of time as determined by our plan administrator; or (ii) termination of any award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of the awards; or (iii) the replacement of such award with other rights or property selected by the our plan administrator or the assumption of or substitution of such award by the successor or a parent or subsidiary of such company, with appropriate adjustments; or (iv) payment of award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award.

Amendment and Termination of the Plan.  With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that any amendment that increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

Early Exercise.  The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. As of the date of this prospectus, we have issued 345,000 ordinary shares upon early exercise of stock options and recorded the proceeds received as a liability which will be reversed when such non-vested restrictive shares vest.

The following table summarizes, as of the date of this prospectus, the options and restricted shares granted to our executive officers, director and to other individuals as a group:

	Ordinary Shares
	Underlying	Restricted
Name	Options	Shares	Exercise Price	Date of Grant

Li-Lan Cheng	*	—	$3.08	July 30, 2010
Roy Shengwen Rong	*	—	$2.50	May 20, 2010
	—	*	—	May 20, 2010
Richard Miao Zhang	*	—	$1.00	August 23, 2010
Shengshun Li	*	—	$1.00	January 1, 2010
Le Ding	*	—	$1.00	January 1, 2010
Cheng Xiao	*	—	$1.00	January 1, 2010
Chao Sun	*	—	$1.00	January 1, 2010
Other individuals as a group	3,242,300	—	$1.00	January 1, 2010
				and July 9, 2010
Total	3,966,300 (1)	633,000

*	Executive officers as a group, each owning less than 1% of our outstanding ordinary shares and together holding stock options to purchase 724,000 ordinary shares.

(1)	(i) Excludes options to purchase a total of 35,700 of our ordinary shares cancelled in July 2010 (ii) excludes options to purchase a total of 28,000 of our ordinary shares forfeited in July 2010, and (iii) includes options to purchase 345,000 of our ordinary shares that have been early exercised in June 2010.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below is based on 80,080,000 ordinary shares (on an as-converted basis) outstanding as of the date of this prospectus, and           ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

				Ordinary Shares
				Beneficially
	Ordinary Shares		Ordinary Shares	Owned
	Beneficially Owned		Being Sold	After This
	Prior to This Offering		in This Offering	Offering
	Number	%	Number %	Number %

Directors and Executive Officers:
Hong Li(1)	53,200,000	66.4
Xingqiang Zhang(1)	53,200,000	66.4
Tim T. Gong(2)	12,000,000	15.0
Steven Yue Ji(3)	12,000,000	15.0
Chao Sun	—	—
Li-Lan Cheng	—	—
May Wu	—	—
Caimin Zhong	—	—
Roy Shengwen Rong(4)	*	*
Richard Miao Zhang	—	—
Shengshun Li	—	—
Le Ding	—	—
Cheng Xiao	—	—
All directors and executive officers as a group	77,280,000	96.5
Principal Shareholders:
Regal Fair Holdings Limited(1)	53,200,000	66.4
Sequoia Capital China II, L.P. and affiliated funds(3)	12,000,000	15.0
SIG China Investments One, Ltd.(2)	12,000,000	15.0

* Less than 1%.

(1)	Consists of 53,200,000 ordinary shares held by Regal Fair Holdings Limited, a British Virgin Islands company. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The registered address of Regal Fair Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Ms. Li and Mr. Zhang are husband and wife. The business address for Ms. Li and Mr. Zhang is 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China.

(2)	Consists of ordinary shares issuable upon conversion of 12,000,000 Series A preferred shares held by SIG China Investments One Ltd. SIG Asia Investment, LLLP, the authorized agent of SIG China Investments One, Ltd., has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed as having investment discretion and voting power over the shares held by SIG China Investments One, Ltd. Messrs. Dantchik and Gong each disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. The business address for Mr. Gong and SIG China Investments One Ltd. is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(3)	Consists of ordinary shares issuable upon conversion of (i) 10,059,600 Series A preferred shares held by Sequoia Capital China II, L.P., (ii) 250,800 Series A preferred shares held by Sequoia Capital China Partners Fund II, L.P., and (iii) 1,689,600 Series A preferred shares held by Sequoia Capital China Principals Fund II, L.P. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Ji is a managing director of Sequoia Capital China. Messrs. Shen and Ji each disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai, China.

(4)	The business address for Mr. Rong is 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China.

As of the date of this prospectus, none of our outstanding ordinary shares are held of record by any persons in the United States, and a total of 24,000,000 Series A preferred shares are held of record by four preferred shareholders in the United States, representing 29.9% of our total outstanding shares on an as-converted basis. One of our shareholders, SIG China Investments One, Ltd. has informed us that it is affiliated with registered broker-dealers. SIG China Investments One, Ltd. was not affiliated or otherwise related to us prior to their purchase of our Series A preferred shares. SIG China Investments One, Ltd. acquired the shares from us in its ordinary course of business and at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute our securities. None of our other shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Our founders, Ms. Hong Li and Mr. Xingqiang Zhang, owned and operated nine restaurants prior to the establishment of CSC Cayman. Since the establishment of CSC China in September 2007, these nine restaurants have been directly operated by us. We purchased the operating assets of these nine restaurants in a series of transactions from our founders in 2008 and 2009 for an aggregated price of RMB3.4 million ($0.5 million). As these nine restaurants were under the common control of our founders, we consolidated the results of operations of these nine restaurants in our financial statements throughout the periods presented in our financial statements.

In 2008 and 2009, we purchased food ingredients in the amounts of RMB2.6 million and RMB3.3 million, respectively, from Mr. Dehong Chen, one of our shareholders. As of June 30, 2010, we had no outstanding cash balance due to Mr. Chen.

In 2008 and 2009, we leased certain properties from Ms. Hong Li, our chairman and chief executive officer, and Mr. Xingqiang Zhang, one of our directors, for RMB1.1 million and RMB1.5 million, respectively. These properties were used for office space and restaurant operations. No such leases were made in 2007. As of June 30, 2010, we had no outstanding cash balance due to Ms. Li or Mr. Zhang in relation to these leases.

In 2009, we purchased commercial property from Mr. Xingqiang Zhang in the amount of RMB12.0 million. The purchased property is now used for office space and restaurant operations. No such purchases were made in the years 2007 and 2008. As of June 30, 2010, we had no outstanding cash balance due to Mr. Zhang in relation to the purchase of commercial property.

In 2008 and 2009, we purchased restaurant operating assets from 24 and 8 restaurants, respectively, that were owned and operated by self-employed owners who were not affiliated with us at the time. We purchased operating assets for 20 out of 32 of these restaurants from Chen Dehong, Li Wenge, Du Jing and Du Qiurong, who became our shareholders as a part of these transactions. Before such purchases were completed, we provided employee training services for such restaurants, the cost of which were to be reimbursed to us by the respective owners of these restaurants. In 2008 and 2009, we earned a total RMB3.3 million and RMB1.0 million ($0.1 million), respectively, with respect to the reimbursement of such employee training costs to which we are entitled. Such balances are unsecured and interest free and have no fixed repayment terms.

Due to the limited banking services to corporate accounts over weekends and public holidays in China, we have historically utilized certain transitional personal bank accounts held by certain employees designated by us, for over-the-weekend or public holiday deposits. As of December 31, 2008 and 2009, we had cash balances of RMB4.2 million and RMB2.6 million due from related parties, representing the restaurant operating cash held in these personal bank accounts. We had discontinued the use of transitional personal bank accounts and there were no outstanding balances or bank accounts for such use as of June 30, 2010.

Share Incentives

Option Grants.  We have granted options to certain of our directors, officers, employees and consultants. As of the date of this prospectus, options to purchase an aggregate of 3,966,300 ordinary shares of our company were outstanding.

See “Management—Share Incentive Plan” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

Our audit committee, once established, shall review and approve all related party transactions on an ongoing basis. See “Management—Committees of the Board of Directors—Audit committee.”

Our code of business conduct and ethics provides for mechanisms to avoid conflicts between the personal interests of our directors and officers and our company’s interests. See “Management—Code of Business Conduct and Ethics” for more details.

Private Placement

In September 2009, we issued as part of a private placement transaction an aggregate of 24,000,000 Series A preferred shares at a total price of $13,000,000 at $0.541667 per share to SIG China Investments One, Ltd. and Sequoia Capital China Growth Fund II, L.P.

Shareholders’ Agreement

In connection with the issuance of our Series A preferred shares, we and our major shareholders entered into a shareholders’ agreement, dated September 27, 2007. Under the shareholders’ agreement, holders of our Series A preferred shares were granted certain rights, including registration rights, the right of first offer and the right to elect a director each. Except for the registration rights, all of the rights of the holders of our Series A preferred shares under the shareholders’ agreement will automatically terminate upon the completion of this offering.

Under the terms of the agreement, from the date that is six months after the closing of our initial public offering, holders of a majority in interests of our then outstanding registrable securities may require us to effect the registration for the sale of their registrable securities. We are obliged to effect up to three demand registrations. We have the right to defer filing for a period of no more than 60 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once in any twelve-month period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statements for purposes of effecting a public offering of our securities.

If any of the offerings relating to a demand registration or a piggyback registration involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, where the number of registrable securities included in an underwritten public offering is to be reduced, the securities other than registrable shares must be reduced before any registrable securities may be reduced.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration, when (i) the aggregate price to the public of such offering is less than $500,000, or (ii) within the six month period preceding the date of such request, we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once during any twelve-month period.

We are generally required to pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than all selling expenses or other amounts payable to underwriters or brokers for selling shareholders, if applicable.

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities after five years following the consummation of our initial public offering.

In addition, the shareholders agreement also provides for other rights to the holders of our preferred shares, all of which rights will automatically terminate upon the completion of the above-mentioned qualified initial public offering. These rights include (i) the right to receive certain financial statements, plans and reports to be prepared by us and to inspect our facilities, accounting records and books on demand, (ii) the right to elect two directors on our board, (iii) pre-emptive rights to participate in issuances of new securities by us, excluding, among others, securities issued pursuant to an initial public offering meeting the criteria set forth above, (iv) right of first refusal with respect to any proposed share transfers by any of the holders of our ordinary shares, and (v) the co-sale right with respect to any proposed share transfers by any of the holders of our ordinary shares.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

As of the date of this prospectus, our authorized share capital consists of 96,000,000 ordinary shares and 24,000,000 Series A preferred shares, with a par value of $0.001 each. As of the date of this prospectus, there are 56,000,000 ordinary shares and 24,000,000 Series A preferred shares issued and outstanding. All of our outstanding Series A preferred shares will automatically convert into our ordinary shares on a 1:1 basis immediately prior to the completion of this offering.

Upon completion of this offering, we will adopt the Second Amended and Restated Memorandum and Articles of Association, which will replace the current memorandum and articles of association in their entirety.

The following are summaries of material provisions of our proposed Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon completion of this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders holding not less than an aggregate of one-tenth of all voting share capital of our company in issue present in person or by proxy and entitled to vote. We will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the New York Stock Exchange. In addition, a special general meeting of shareholders may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our share capital as at that date carries the right of voting at general meeting of our company. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our Second Amended and Restated Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the shares conceded are free of any lien in favor of us; or (c) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances since the incorporation of CSC Cayman on August 14, 2007.

Ordinary Shares

On August 14, 2007, one share with the par value of $1.00 of CSC Cayman was allotted and issued to Mapcal Limited, which was subsequently transferred to Mr. Xingqiang Zhang on August 30, 2007. In addition, on August 30, 2007, CSC Cayman allotted and issued one ordinary share of $1.00 to Ms. Hong Li.

On September 29, 2007, CSC Cayman effected a 1,000-for-1 share subdivision of its ordinary shares.

On October 1, 2007, 26,599,000 ordinary shares of CSC Cayman with the par value of $0.001 were allotted and issued to Ms. Hong Li and Mr. Xingqiang Zhang, respectively.

On October 17, 2007, CSC Cayman issued 2,000,000, 400,000, 200,000 and 200,000 ordinary shares to individual shareholders Dehong Chen, Wenge Li, Qiurong Du and Jing Du, respectively.

Preferred Shares

On September 26, 2007, CSC Cayman allotted and issued 24,000,000 Series A preferred shares for an aggregate consideration of $13.0 million to SIG China Investments One, Ltd. and Sequoia Capital China II, L.P. Each Series A preferred share will be automatically converted into one ordinary share upon the closing of a qualified initial public offering or upon the date specified by written consent or agreement of the holders of at least 50% of all outstanding Series A preferred shares. A qualified public offering means, among other things, a public offering that will provide us with gross proceeds of at least $60 million and that reflects a market capitalization of our company of at least $300 million.

On July 8, 2009, Sequoia Capital China II, L.P. transferred 250,800 and 1,689,600 Series A preferred shares to its affiliates, Sequoia Capital China Partners Fund II, L.P., and Sequoia Capital China Principals Fund II, L.P, respectively.

Shareholders’ Agreement

In connection with the issuance of our Series A preferred shares, we and our major shareholders entered into a shareholders’ agreement. For a description of the shareholders’ agreement, see “Related Party Transactions—Shareholders’ Agreements.”

Option and Restricted Share Grants

Under our 2009 share incentive plan, we granted 4,375,000 options and 288,000 restricted shares to our employees in 2010. In June 2010, options to purchase 345,000 of our ordinary shares were early exercised, resulting in an additional 345,000 restricted shares being outstanding. In July 2010, we also cancelled the options to purchase a total of 35,700 ordinary shares.

Differences in Corporate Law

The Companies Law is modeled after companies legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the Delaware General Corporate Law, any two or more corporations existing under the Delaware laws may merge into a single corporation, which may be any one of the constituent corporations or may consolidate into a new corporation formed by the consolidation, pursuant to an agreement of merger or consolidation, as the case may be, complying and approved in accordance with the Delaware General Corporate Law.

The Companies Law historically did not provide for mergers as that term is understood under United States. With the adoption of Section 213 to the Companies Law in 2009, the Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Protection of minorities and shareholders’ suits

The Delaware General Corporate Law requires that the shareholder bringing a derivative suit must have been a shareholder at the time of the wrong complained of or that the stock was transferred to him by operation of law from a person who was such a shareholder. In addition, the shareholder must remain a shareholder throughout the litigation.

It can be expected that the Cayman Islands courts will ordinarily follow English case law precedents (particularly the rule in the case of Foss v. Harbottle and the exceptions thereto) which permit a minority member to commence a representative action against or derivative actions in the name of a company to challenge:

•	an act which is ultra vires of the company or illegal;

•	an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and

•	an irregularity in the passing of a resolution the passage of which requires a qualified (or special) majority which has not been obtained.

Where a company (not being a bank) is one which has a share capital divided into shares, the court may, on the application of members thereof holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and, at the direction of the court, to report thereon.

Moreover, any member of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new ordinary shares under Cayman Islands law.

Under Delaware General Corporation Law, a shareholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the restated certificate of incorporation.

Procedures on liquidation

Under the Companies Law, a resolution that our company be wound up by the court or be wound up voluntarily is a special resolution (or an ordinary resolution if our company is wound up voluntarily because it is unable to pay its debts as they fall due).

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

•	if we are wound up and the assets available for distribution amongst our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess will be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them; and

•	if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, on the shares held by them.

In the event that we are wound up (whether the liquidation is voluntary or compelled by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law divide among the members in specie or kind the whole or any part of our assets whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Under Delaware General Corporation Law, a company may be dissolved (i) if a majority of the board adopts a resolution to that effect and a majority of the outstanding stock of the company entitled to vote thereon votes for the proposed dissolution or (ii) if all the shareholders entitled to vote thereon consent to the dissolution in writing. One or more of the directors of the company may be appointed trustees, or one or more persons may be appointed as receivers in the dissolution proceedings, to take charge of the company’s property and to collect the debt and property due and belonging to the company, with power to prosecute and defend all such suits as may be necessary or proper in handling such debt or property. In the event of the dissolution of a corporation, after all claims or obligations of the company are paid in full, any remaining assets shall be distributed to the shareholders of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association provides for indemnification of officers and directors for losses, damages, charges and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Second Amended and Restated Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	prevent the ability of shareholders to call special meetings of shareholders; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association, which ours do.

Shareholder Proposals and Meetings of Shareholders

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such general meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law of the Cayman Islands to call shareholders’ annual general meetings. Our articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the New York Stock Exchange.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the Companies Law which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of a corporation, our Second Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Second Amended and Restated Memorandum and Articles of Association, directors may be removed, by way of ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

A Cayman company may enter into business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the board of directors but without prior approval from the shareholders. Although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Sale of Assets

Contrary to the general practice in most corporations incorporated in the United States, the Companies Law does not require that shareholders approve sales of all or substantially all of a company’s assets.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is approved by the board of directors, it must be approved by a simple majority of the corporation’s outstanding shares; or if so provided in its certificate of incorporation, a supermajority of shareholders. Under the Companies Law and our Second Amended and Restated Articles of association, our company may be dissolved, liquidated or wound up by, inter alia, an ordinary resolution (where our company is to be wound up voluntarily because it cannot pay its debts as they fall due) or a special resolution (where our company is being wound up voluntarily or by the court).

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Second Amended and Restated Memorandum and Articles of Association provide that, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of three-fourths of the issued Shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our Second Amended and Restated Memorandum and Articles of Association may only be amended with, inter alia, a special resolution of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Second Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our Second Amended and Restated Memorandum and Articles of Association, subject nevertheless to the Companies Law.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to the restrictions of our Second Amended and Restated Memorandum and Articles of Association as may be applicable, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the form prescribed by our Second Amended and Restated Memorandum and Articles of Association.

Our directors may decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer, (ii) the instrument of transfer is in respect of only one class of shares, (iii) the instrument of transfer is properly stamped, if required, (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or (v) the shares transferred are free of any lien in favour of our company..

Share Repurchase

We are empowered by the Companies Law and our Second Amended and Restated Memorandum and Articles of Association to purchase our own shares if the manner of purchase has been authorized by our articles of association or by the shareholders of our company by ordinary resolution. The shares may be repurchased out of profits of our company, out of the proceeds of a new issue of shares made for that purpose or out of capital, provided that we have the ability to pay our debts as they fall due in the ordinary course of business. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC, or by any other recognized stock exchange.

Dividends

Subject to the Companies Law and our Second Amended and Restated Memorandum and Articles of Association, in a general meeting of the shareholders of our company we may declare dividends but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any other funds of the company lawfully available therefor.

Our directors may also pay any dividend which is payable on any shares half-yearly or on any other dates, whenever our profits, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or distributions payable to any shareholder all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

Any dividend payable in cash to the holder of shares may be paid in any manner determined by the Directors. If paid by check it will be sent by mail addressed to the holder at his address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Subject to our Second Amended and Restated Memorandum and Articles of Association, with the sanction of an ordinary resolution, the directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may fix the value of such specific assets, may determine that cash payment shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the directors think fit.

Board of Directors

Our board of directors currently consists of six members. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors in accordance with our Second Amended and Restated Memorandum and Articles of Association.

A meeting of the board of directors shall be competent to make lawful and binding decisions if a quorum is present. Under our Second Amended and Restated Memorandum and Articles of Association, the quorum necessary for the transaction of the business of our board of directors may be fixed by the board of directors and unless so fixed shall be a majority of the directors then in office. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the resolution shall fail. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive           ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting ordinary shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of ordinary shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

As a result of the cancellation of ADS and the withdrawal of the underlying ordinary shares, an ADS holder will become a holder of our ordinary shares and thus is entitled to receive dividends or other distributions from us directly.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled “Description of Share Capital — Voting Rights.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote, directly or by proxy, all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote, directly or by proxy, the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given; provided, further, that no such discretionary proxy shall be given (x) with respect to any matter as to which we inform the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be adversely affected and (y) in the event that the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although our post-IPO memorandum and articles of associate only otherwise require an advance notice of at least 10 days.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; or

•	hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have           outstanding ADSs representing approximately     % of our ordinary shares issued and outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we have applied for our ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date this prospectus becomes effective. An aggregate of           outstanding ordinary shares are subject to the lock-up agreements. After the expiration of the 180-day period and the applicable lock-up restrictions provided in the investor rights agreement, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Under Rule 144, a person who has beneficially owned “restricted securities” within the meaning of Rule 144 for at least six months would be entitled to sell their securities provided that (i) such person is not one of our affiliates at the time of, or has not been one of our affiliates at any time during the three months preceding, a sale and (ii) we are subject to the periodic reporting requirements for at least 90 days before the sale pursuant to the Exchange Act. A non-affiliate person who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

Persons who have beneficially owned “restricted securities” for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within the proceeding three months only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of ordinary shares then outstanding, which will equal shares immediately after this offering (or if the underwriters exercise their over-allotment option); or

•	the average weekly trading volume of the ADSs on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

We estimate that after the 180-day lock-up period expires, an aggregate of           ordinary shares held by non-affiliates can be freely sold under Rule 144. An aggregate of           shares held by our affiliates can be sold according to the volume and other restrictions set forth in Rule 144 after the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Incentive Plan

In December 2009, we adopted the 2009 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 7,720,000 ordinary shares upon the exercise of awards granted under our plan. See “Management—Share Incentive Plan” for a description of share options and restricted shares we have granted to our directors, officers and other individuals as a group.

Registration Rights

Upon the completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up described above. See “Related Party Transactions—Shareholders’ Agreement.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal tax consequences of an investment in the ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel, and to the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Chinese Taxation

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore are subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. As the criteria set forth above do not apply to Country Style Cooking Restaurant Chain Co., Ltd. directly because Country Style Cooking Restaurant Chain Co., Ltd. is currently beneficially owned by both Chinese and non-Chinese shareholders and is not a “foreign enterprise controlled by a PRC company or a PRC company group,” it remains unclear whether Country Style Cooking Restaurant Chain Co., Ltd. will be deemed a PRC resident enterprise. In addition, if new rules and interpretations are issued in the future specifying the criteria for determining whether a foreign entity beneficially owned by individual Chinese citizens is a resident enterprise under the EIT Law, we cannot assure you that Country Style Cooking Restaurant Chain Co., Ltd. will not be deemed a PRC resident enterprise.

If we are classified as resident enterprise under the EIT Law, ADS holders who are not Chinese residents will be subject to a 10% withholding tax upon dividends payable by us. However, the EIT law and regulations also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if Country Style Cooking Restaurant Chain Co., Ltd. is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries will be exempted from withholding tax. See “Risk Factors—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs, if we are classified as a Chinese ‘resident enterprise.’”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder described below that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon applicable provisions of the Internal Revenue Code of 1986, as amended, (the “U.S. Tax Code”) Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, each U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income means any income which would be foreign personal holding company income under the U.S. Tax Code, including, without limitation, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current income and assets and projections as to the value of our assets based on the market value of our ADSs and outstanding ordinary shares pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or one or more future taxable years. The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC in subsequent years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for 2010 or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States.

The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the Treaty, meets the requirements described above. We have applied to list the ADSs on the New York Stock Exchange. Provided the listing is approved, we believe that we would be a qualified foreign corporation for United States federal income tax purposes because the ADSs are expected to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Therefore, we believe that we will qualify for the benefits under the Treaty and that we are not currently and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law, we believe that we would be eligible for benefits under the Treaty. See “—Chinese Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Each U.S. Holder is urged to consult its tax advisors regarding the availability under the Treaty of a reduced tax rate on dividends, which depending on the U.S. Holder’s particular circumstances, would be no higher than 10%. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the U.S. Tax Code.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. Depending on its particular circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain will be treated as PRC source gain for foreign tax credit purposes under the Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder generally will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. For taxable years beginning before January 1, 2011, net long-term capital gains of non-corporate U.S. Holders currently are eligible for a maximum United States federal tax rate of 15%. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC is permitted to make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are, as expected, listed on the New York Stock Exchange and that the ADSs are regularly traded. We anticipate that our ADSs will qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Under the U.S. Tax Code, if it were available, a qualified electing fund election, or a “QEF election,” could also ameliorate certain of the tax consequences referred to above. However, because we do not expect to make available the information necessary for U.S. Holders to report income and gain in a manner consistent with the requirements for the QEF election, U.S. Holders will not be able to make a valid QEF election with respect to the Company or its Subsidiaries.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of the ADSs or ordinary shares, unless such ADSs were held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will make, or cause to be made, all withholdings to the extent required by applicable law. Each U.S. Holder is urged to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated , 2010, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the table below.

Number of
Underwriters	ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Piper Jaffray & Co.
Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per ADS. No further discount will be allowed to dealers or re-allowed by dealers to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

We have granted to the underwriters an option to purchase up to           additional ADSs at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option within 30 days from the date of this prospectus solely to cover over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. If the underwriters exercise this over-allotment option, each will be obligated, subject to certain conditions contained in the underwriting agreement, to purchase the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the above table bears to the total number of ADSs listed in the above table.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us in connection with this offering, assuming both no exercise or full exercise of the underwriters’ over-allotment option. The underwriting discounts and commissions will be determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Underwriting Discounts and Commissions	No Exercise	Full Exercise

Per ADS paid by us	$	$

We have agreed to pay all fees and expenses incurred by us in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We have agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, we will not, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or the Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Lock-Up Securities within the meaning of Section 16 of the Exchange Act, or (v) file with the Commission a registration statement under the Securities Act relating to the Lock-Up Securities, or publicly disclose the intention to take any such action. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Each of our directors, officers and existing shareholders have agreed that, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, it will not, (i) offer, sell, contract to sell, pledge or otherwise dispose of any Lock-Up Securities, or enter into a transaction which would have the same effect, or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in (i) or (ii) is to be settled by delivery of the ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (iv) make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The representatives have no present intent or understandings, tacit or explicit, to release these restrictions before the expiration of such 180-day lock-up period.

We have applied to list our ADSs on the New York Stock Exchange under the symbol “CCSC.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we operate;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; and

•	the present state of our development.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters have informed us that they do not expect to sell in the aggregate more than 5% of the offered ADSs to accounts over which they exercise discretionary authority.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to      ADSs for sale at the initial public offering price to some of our directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is One Bryant Park, New York, NY 10036, United States. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629, U.S.A.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs. This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or the underwriters, to subscribe for or purchase any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law, and we and the underwriters require persons into whose possession this prospectus comes to observe such restrictions.

Cayman Islands

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the ADSs.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” an offer to the public of any ADSs which are the subject of this offering may not be made in that Relevant Member State except that an offer to the public in the Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

This prospectus has not been offered and will not be offered other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong; and the underwriters have not issued and will not issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Kingdom of Saudi Arabia

This prospectus may not be distributed in Saudi Arabia or to any national of Saudi Arabia except in strict compliance with part 5 exempt offers Article 17 of the Offers of Securities Regulations enacted under the laws of Saudi Arabia.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

State of Kuwait

Unless all of the approvals and licenses which are required pursuant to Law No. 31/1990 are obtained from the Kuwait Ministry of Commerce and Industry, no ADSs may be marketed, offered for sale or sold in Kuwait, either directly or indirectly.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

SEC registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee	$
New York Stock Exchange application and listing fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Printing costs	$
Other fees and expenses	$

Total	$

All amounts are estimated except the U.S. SEC registration fee, New York Stock Exchange application and listing fee and Financial Industry Regulatory Authority, Inc. filing fee.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2008 and 2009 and for the two years ended December 31, 2009 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu CPA Ltd. is located at 30/F Bund Centre, 222 Yan’an Road, East, Shanghai, 200002, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. We have omitted certain portions of these registration statements from this prospectus in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Upon completion of this offering, we will become subject to the periodic reporting and other informational requirements of the Exchange Act, applicable to a foreign private issuer. In accordance with these requirements, we will file annual reports on Form 20-F and we will submit other reports and information under cover of Form 6-K with the SEC. These reports and other information can be inspected and copied at the public reference room at the SEC. These public reference facilities maintained by the SEC are located at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies, upon payment of a prescribed fee, of such material from the public reference room and the regional offices, or by calling or writing to the SEC. You can call the SEC at 1-800-SEC-0330 for additional information, or visit their website at www.sec.gov. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders and requiring reporting of insider purchases and sales, as well as Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

We intend to provide proxy statements and annual reports prepared in accordance with applicable laws to our shareholders. Our annual reports will contain audited consolidated financial statements following the end of each fiscal year, and we will make available semi-annual reports containing unaudited summary consolidated financial information.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2009

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2009 and June 30, 2010	F-26
Unaudited Condensed Consolidated Statements of Operations for the Six-Month Periods Ended June 30, 2009 and 2010	F-27
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit) and Comprehensive Income for the Six-Month Periods Ended June 30, 2009 and 2010	F-28
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-Month Periods Ended June 30, 2009 and 2010	F-29
Notes to the Unaudited Condensed Consolidated Financial Statements	F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the accompanying consolidated balance sheets of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2009 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

/s/  Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 11, 2010 (September 7, 2010 as to the subsequent events described in Note 14)

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2009

	December 31
	2008	2009
	(In thousands of RMB except share and
	per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	52,378	70,695
Due from related parties	9,863	9,012
Inventories	6,547	14,929
Prepaid rent	1,890	3,857
Prepaid expenses and other current assets	4,556	6,902
Deferred income taxes-current	205	518

Total current assets	75,439	105,913
Property and equipment, net	48,073	95,961
Goodwill	4,878	6,286
Deferred income taxes — non current	347	959
Deposits for leases — non current	2,172	5,949

Total assets	130,909	215,068

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	12,546	31,306
Deferred revenue	102	1,257
Due to related parties	3,713	11,031
Accrued payroll	4,787	9,889
Income taxes payable	4,419	7,691
Dividend payable	—	3,946
Deferred rent-current	34	418
Other liabilities	13,085	16,655

Total current liabilities	38,686	82,193
Deferred rent — non current	2,132	5,108

Total liabilities	40,818	87,301

Mezzanine equity:
Series A convertible preferred shares, par value $0.001, 24,000,000 shares issued and outstanding	96,949	96,949
Equity (deficit):
Ordinary shares, par value $0.001, 96,000,000 shares authorized, 56,000,000 shares issued and outstanding	420	420
Additional paid in capital	5,866	5,866
Retained earnings (deficit)	(11,107)	26,572
Accumulated other comprehensive loss	(2,037)	(2,040)

Total equity (deficit)	(6,858)	30,818

Total liabilities, mezzanine equity and equity (deficit)	130,909	215,068

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2009

	2008	2009
	(In thousands of RMB except
	share and per share amounts)

Revenue — restaurant sales	231,463	494,459

Costs and expenses:
Restaurant expenses:
Food and paper	115,071	239,357
Restaurant wages and related expenses	33,076	76,890
Restaurant rent expense	17,945	38,546
Restaurant utilities expense	13,773	31,073
Other restaurant operating expenses	12,455	28,774
Selling, general and administrative	3,955	13,360
Depreciation	2,855	10,999

Total operating expenses	199,130	438,999

Income from operations	32,333	55,460
Interest income	1,083	758
Foreign exchange gain (loss)	(1,347)	3
Other income (loss)	(12)	490

Income before income taxes	32,057	56,711
Income tax expenses	(5,440)	(11,632)

Net income	26,617	45,079
Dividend on Series A convertible preferred shares	—	(3,946)
Distribution to Founders	(2,436)	(3,454)

Net income attributable to ordinary shareholders	24,181	37,679

Basic net income per share	0.30	0.47

Diluted net income per share	0.30	0.47

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000

Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2009

				Retained	Accumulated
			Additional	Earnings	Other
	Ordinary Shares		Paid in	(Accumulated	Comprehensive	Total Equity	Comprehensive
	Shares	Amount	Capital	Deficit)	Loss	(Deficit)	Income (Loss)
	(In thousands of RMB except share amounts)

Balance at January 1, 2008	56,000,000	420	5,866	(35,288)	(1,643)	(30,645)
Net income	—	—	—	26,617	—	26,617	26,617
Distribution to Founders	—	—	—	(2,436)	—	(2,436)	—
Foreign currency translation adjustments	—	—	—	—	(394)	(394)	(394)

Balance at December 31, 2008	56,000,000	420	5,866	(11,107)	(2,037)	(6,858)	26,223

Net income	—	—	—	45,079	—	45,079	45,079
Distribution to Founders	—	—	—	(3,454)	—	(3,454)	—
Dividend declared on Series A convertible preferred shares	—	—	—	(3,946)	—	(3,946)	—
Foreign currency translation adjustments	—	—	—	—	(3)	(3)	(3)

Balance at December 31, 2009	56,000,000	420	5,866	26,572	(2,040)	30,818	45,076

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2009

	2008	2009
	(In thousands of RMB)

Cash flows provided from operating activities:
Net income	26,617	45,079
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	4	180
Depreciation	2,855	10,999
Deferred income taxes	(552)	(925)
Changes in other operating assets and liabilities:
Due from related parties	(9,567)	851
Inventories	(6,093)	(8,382)
Prepaid rent	(1,890)	(1,967)
Prepaid expense and other current assets	(2,328)	(3,756)
Deposits for leases	(2,172)	(3,777)
Accounts payable	12,546	18,760
Deferred revenue	103	1,154
Due to related parties	(2,707)	(1,806)
Accrued payroll	4,761	5,102
Income taxes payable	4,078	3,272
Deferred rent	2,166	3,360
Other current liabilities	11,718	4,025

Net cash provided from operating activities	39,539	72,169

Cash flows used for investing activities:
Capital expenditures:
Restaurant and office space capital expenditures	(40,662)	(45,820)
Purchase of restaurant operating assets	(3,242)	(4,575)

Net cash used for investing activities	(43,904)	(50,395)

Cash flows used for financing activities:
Distribution to Founders	(2,436)	(3,454)

Net cash used for financing activities:	(2,436)	(3,454)

Effect of exchange rate	(394)	(3)

Net increase (decrease) in cash and cash equivalents	(7,195)	18,317
Cash and cash equivalents, beginning of year	59,573	52,378

Cash and cash equivalents, end of year	52,378	70,695

Supplemental disclosure of cash flow information:
Payable for purchase of properties and equipment	3,911	13,490
Income taxes paid, net	1,892	9,264

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

1.	Organization and Principal Activities

Country Style Cooking Restaurants Chain Co., Ltd. (the “Company” or “CSC Cayman”) was registered as an exempted company under the Companies Law of the Cayman Islands on August 14, 2007. The authorized share capital of the Company is $120,000 divided into 120,000,000 shares of par value of $0.001, of which 96,000,000 shares are designated as ordinary shares (“Ordinary Shares”) and 24,000,000 are designated as Series A preferred shares. Ms. Hong Li and Mr. Xingqiang Zhang (collectively the “Founders”) were issued 53,200,000 Ordinary Shares and certain minority shareholders were issued 2,800,000 Ordinary Shares. On September 26, 2007, the Company issued 24,000,000 Series A preferred shares to two venture capital investors (collectively the “VC” or “Investors”) for total consideration of RMB 96,949 ($13 million), which accounts for 30% of the total outstanding equity of the Company. The Company specializes in serving tasty Sichuan-style fast food over the counter in the People’s Republic of China (the “PRC”).

The Company’s consolidated financial statements presented herein include the accounts of the Company and its subsidiaries. In addition, the Founders also owned and operated nine restaurants prior to the establishment of the Company (the “Owned-and-Operated Restaurants”). The Company subsequently purchased the operating assets of these nine restaurants in a series of transactions from the Founders in 2008 and 2009 and such purchases were accounted for as transfer of assets under common control. As the nine Owned-and-Operated restaurants were under common control of the Founders throughout the periods presented, the consolidated financial statements for the periods prior to the acquisition of those nine restaurants were retrospectively restated to incorporate the operating results of the restaurants as if the acquisitions were completed as of the earliest period presented in the consolidated financial statements. The nine Owned-and-Operated restaurants and the Company and its subsidiaries are referred to as the “Group” hereafter.

The consolidated financial statement have been prepared in accordance with the recognition, measurement, disclosure and presentation criteria of accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances have been eliminated. As of December 31, 2009, the Company’s subsidiaries are as follows:

			Percentage
	Place of Incorporation	Date of Incorporation	of Ownership (%)

Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong	August 23, 2007	100
Chongqing Growing Rich Country Style Cooking Management Co., Ltd.	Chongqing, PRC	September 24, 2007	100
Chongqing Xinghong Growing Rich Management Co., Ltd.	Chongqing, PRC	March 25, 2008	100
Chengdu Growing Rich Country Style Cooking Restaurants Co., Ltd.*	Chengdu, PRC	October 4, 2008	100
Xi’an Growing Rich Country Style Cooking Restaurants Co., Ltd.**	Xi’an, PRC	May 19, 2008	100
Changsha Growing Rich Country Style Cooking Restaurants Co., Ltd.	Changsha, PRC	October 4, 2009	100
Shanghai Growing Rich Country Style Cooking Restaurants Co., Ltd.	Shanghai, PRC	September 1, 2009	100
Wuhan Growing Rich Country Style Cooking Restaurants Co., Ltd.	Wuhan, PRC	December 21, 2009	100

*  The name was subsequently changed to Sichuan Country Style Cooking Restaurants Co., Ltd.

** The name was subsequently changed to Xi’an Country Style Cooking Restaurants Co., Ltd.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

2.	Summary of Significant Accounting Policies

Use of Estimates.  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and long lived assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods.

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include: useful lives of and impairment of property and equipment, impairment of goodwill or long-lived assets, valuation allowance of deferred tax assets, valuation of financial instruments and lease accounting matters. Actual results could differ from those estimates.

Foreign Currency Translation.  The reporting currency of the Group is RMB.

The functional currency of CSC Cayman and Country Style Cooking International Restaurant Chain Group Ltd. (Hong Kong) is the United States dollar (“U.S. dollar”). Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. The financial records of the Company’s PRC subsidiaries are maintained in local currencies, RMB, which is the functional currency.

Transactions in currencies other than RMB during the year are converted at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of changes in equity (deficit) and comprehensive loss.

Cash and Cash Equivalents.  Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturities of three months or less. At December 31, 2008 and 2009, cash equivalents were comprised primarily of bank deposits.

Inventories.  Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Property and Equipment.  The Group capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment is recorded at cost less accumulated depreciation. Costs for repair and maintenance activities are expensed as incurred. Depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings	20 years
Equipment	3 to 5 years
Office furniture and fixtures	3 to 5 years
Leasehold improvements	Shorter of estimated useful life of 5 years or lease term

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

more renewal options under the lease, the Group includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Group amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option.

Business Combinations.  For acquisitions made before December 31, 2008, the acquired assets are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets is recorded as goodwill.

On January 1, 2009, the Group adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following the adoption, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets are measured separately at their fair value as of the acquisition date. The excess of the total of cost of acquisition over the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations.

Goodwill.  Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.

The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. There was no goodwill impairment recorded during the years ended December 31, 2008 and 2009.

Impairment of Long-Lived Assets.  The Group assesses the recoverability of property and equipment by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. There was no impairment of long-lived assets recorded during the years ended December 31, 2008 and 2009.

Leases.  All leases are reviewed for capital or operating classification at their inception. All of the Group’s leases are operating leases. Many of the lease agreements contain rent holidays granted by the landlord for pre-operating renovations, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option period as well as the rent holidays included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

stipulated amounts and are generally not considered minimum rent payments but are recognized when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Revenue Recognition.  Revenues from Group operated restaurants are recognized when payment is tendered at the time of sale. The Group presents sales net of discounts and other sales related taxes.

Income Taxes.  Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations. Deferred tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Pre-opening Costs.  The Group’s pre-opening costs are expensed as incurred and generally include payroll costs associated with opening the new restaurant, rent and depreciation prior to the openings.

Fair Value of Financial Instruments.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, a three level hierarchy is established for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect significant assumptions. The Group’s financial instruments mainly consist of cash and cash equivalents, due from related parties, accounts payable, due to related parties and accrued liabilities which approximate fair value because of the short maturity of those instruments.

Net Income per Share.  The Group has determined that Series A convertible preferred shares are participating securities as they participated in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income (loss) applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. A diluted earnings (loss) per share is computed using the more dilutive of the two-class method or the if-converted method.

Segment Reporting.  ASC Topic 280, Segment Reporting, establishes standards for companies to report information about operating segments in their financial statements. The method of determining what information to report is based on the way the chief operating decision maker (“CODM”) organizes the Group’s operating segments for making operating decisions and assessing financial performance. The CODM is the chief executive officer (“CEO”) of the Group. Information reported to the CEO for the purpose of the resources allocation and performance assessment focuses on the nature of the Group’s business activities. Each restaurant is an operating segment and is aggregated into one reportable segment as these restaurants exhibit similar long-term financial performance and have similar economic characteristics. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

Comprehensive Income (Loss).  Comprehensive income (loss) includes all changes in equity except those resulting from investment by owners and distribution to owner and is comprised of net income and foreign currency translation adjustments.

Deferred Revenue and Sales Coupon.  The Group sells prepaid vouchers to its customers, which comprises deferred revenue. The revenue is recognized when such prepaid vouchers are used or expire unused. Unused prepaid vouchers have fixed expiration dates and usually expire at the end of the following calendar year after issuance and are not refundable. Revenues from such vouchers are not material to the Group’s consolidated financial statements.

The Group also issues discount coupons to customers in connection with promotional events. The discount against revenue is recognized when such coupons are used in combination of purchases by the customers.

Related Parties.  Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recent Accounting Pronouncements.

In June 2009, the FASB issued ASC 810-10, “Consolidation — Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. Management believes the adoption of ASC 810-10 will not materially impact the Group.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures — Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of ASU 2009-05 will not materially impact the Group.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement invariable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. Management believes the adoption of ASU 2009-17 will not materially impact the Group.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. Management believes the adoption of ASU 2009-17 will not materially impact the Group. There are no other recent accounting pronouncements that have had or are expected to have a material impact on the Group’s consolidated financial statements as of the date of this report.

3.	Property and Equipment, Net

Property and equipment, net:

	December 31,
	2008	2009
	RMB

Cost:
Buildings	11,722	32,875
Leasehold improvements	5,756	30,238
Equipment	16,901	33,660
Office furniture and fixtures	1,202	4,420
Less: accumulated depreciation	(3,352)	(12,847)
Construction in process:	15,844	7,615

	48,073	95,961

Constructions in process consist of mainly renovations for restaurants under development. Depreciation expense for all property and equipment for the years ended December 31, 2008 and 2009 was RMB 2,855 and RMB 10,999, respectively.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

4.	Purchases of Restaurant Operating Assets

In 2008 and 2009, the Group purchased restaurant operating assets from 24 and 8 restaurants owned and operated by individual owners, respectively. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixture. The Group accounted for such purchases as business combinations due to the continuity of the revenue generating activities despite the change in management and upgrade in the renovations and services subsequent to the acquisitions.

Total consideration included cash paid to the selling owners and 2,800,000 Ordinary Shares issued to certain owners at fair values of RMB 2.25 per share. The excess of the total cash and share-based consideration over the fair value of the assets assumed was recorded as goodwill which is not tax deductible.

	2008	2009
	RMB

Total consideration	12,078	3,401
Fair value of identifiable assets acquired	7,200	1,993

Goodwill	4,878	1,408

The fair value of the ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group.

The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2008 assuming that all acquisitions occurred as of January 1, 2008. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2008. Pro forma results have not been shown for the years ended December 31, 2009 as the impact of acquisition during 2009 was not material.

Year Ended
December 31, 2008
(Unaudited)
RMB

Pro forma revenue	338,610
Pro forma net income attributable to ordinary shareholders	36,990
Pro forma net income per share
Basic	0.44
Diluted	0.44

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

5.	Other Current Liabilities

	December 31,
	2008	2009
	RMB

Capital expenditure liability	1,031	1,486
Security deposit	2,000	2,000
Accrued utility costs	1,108	2,291
Other tax payable	5,570	7,214
Accrued professional fees	625	2,204
Other	2,751	1,460

	13,085	16,655

6.	Leases

Substantially all of the Group’s restaurants are operated under leased properties. All lease contracts are classified as operating leases. The Group does not consider any one of these individual leases material to the Group’s operations. Initial lease terms are generally for five to ten years and, in many cases, provide for the lessee’s renewal options. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement.

Deferred rent arise from the differences between actual rental payments and the recognition of rental expenses on straight-line method for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB 5,526 and RMB 2,166 as of December 31, 2009 and 2008, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in later portion of the lease terms. The balances of security deposits for leases were RMB 5,949 and RMB 2,172 as of December 31, 2009 and 2008, respectively and are expected to be fully recovered at the end of leases.

(a) Minimum rent commitments under non-cancelable operating leases at December 31, 2009 were as follows:

Years Ending December 31,	RMB

2010	44,467
2011	42,802
2012	39,129
2013	34,461
2014	29,824
Thereafter	61,548

Total minimum lease payments	252,231

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

(b) Total rent expense on operating leases, including contingent rent, was as follows:

	For Years Ended December 31,
	2008	2009
	RMB

Minimum rent on real property	16,169	36,381
Contingent rent	1,776	2,165

Total	17,945	38,546

7.	Income Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Country Style Cooking International Restaurant Chain Group Ltd. is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2008 and 2009. Therefore, no Hong Kong profit tax has been provided for in the years presented.

The PRC

The Group’s subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. The Group’s subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, Chongqing Xinghong Growing Rich Management Co., Ltd. (“Xinghong”) received approval from local Tax Authority to be classified as “Going West” project. This classification entitles Xinghong to enjoy a preferential EIT rate at 15% for the years from 2008 to 2010. Certain of the nine Owned-and-Operated restaurants were not subject to EIT due to their tax status as individual merchants.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The Group recognizes a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

The Groups classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expenses. The Group made its assessment of the level of tax authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measured the unrecognized tax benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2008 and 2009. The Group does not anticipate that unrecognized tax benefits will significantly increase within the next twelve months. The Group will classify interest and penalties associated with taxes as income tax expense if any. No such charges in the period from August 14, 2007 (inception) to December 31, 2007 and the years ended December 31, 2008 and 2009.

Upon the New Tax Law and Implementation Regulations, PRC withholding income tax is applicable from January 1, 2008 to dividends to be payable by the Company’s PRC operating subsidiaries based on their profits generated from 2008 onwards to investors that are “non-PRC tax resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Under such circumstances, dividends distributed from the PRC subsidiaries based on the profits generated from 2008 onwards to non-PRC tax resident group entities shall be subject to the withholding income tax at 10% or a lower tax rate, as applicable. Pursuant to the Double Taxation Arrangement between the PRC and Hong Kong, a company being the Hong Kong tax resident shall be eligible for a reduced withholding tax rate of 5% on dividends where the Hong Kong company directly owns at least 25% of the capital of the PRC company which pays the dividends.

The PRC subsidiaries declared dividend in year 2009 amount to RMB 6,800 from its undistributed earnings and incurred a payment of RMB 680 on withholding taxes. The Group did not accrue deferred tax liabilities related to withholding tax for the earnings from its investment in PRC subsidiaries for 2009, as the Company plans to indefinitely reinvest undistributed profits earned after December 31, 2009 from its PRC subsidiaries.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the Year Ended	For the Year Ended
	December 31, 2008	December 31, 2009
	RMB

Current	(5,992)	(12,557)
Deferred	825	2,638
Change in valuation allowance	(273)	(1,713)

Total	(5,440)	(11,632)

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009
	RMB

Deferred tax assets:
Net operating loss carryforward	231	1,673
Deferred rent	387	1,273
Accrued expense	207	462
Other	—	55
Valuation allowance	(273)	(1,986)

Total deferred tax assets	552	1,477

Deferred tax assets are analyzed as:
Current	205	518
Non-current	347	959

Total deferred tax assets	552	1,477

As of December 31, 2009, the Group had tax loss carryforwards of RMB 6,693 which will expire between 2013 and 2014 if not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Further taxable income exclusive of reversing temporary differences and carryforwards;

•	Future taxable income arising from implementing tax planning strategies.

The Group also considers historical operating results to the assessment. At December 31, 2008 and 2009, the Group had a valuation allowance of RMB 273 and RMB 1,986, respectively, against net deferred tax assets due primarily to net operating loss carryforwards where realization of the related deferred tax asset amounts was not likely. Thus, recorded valuation allowances may be subject to future changes that could be material.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

The Group’s effective tax rates were 17.0% and 20.5% for the years ended December 31, 2008 and 2009, respectively. A reconciliation of the PRC statutory tax rate to the effective tax rate for the years ended December 31, 2008 and 2009 was as follows:

	2008	2009

PRC statutory tax rate	25.0%	25.0%
Effect of different tax rate of Group entities operating in other jurisdictions or under different tax status	(3.2)%	2.8%
Tax effect of non-deductible expenses, net	1.0%	0.4%
Effect of tax holidays	(6.5)%	(11.9)%
Withholding tax on dividends	—	1.2%
Effect of change in valuation allowance	0.9%	3.0%
Others	(0.2)%	—

Effective EIT rate	17.0%	20.5%

The aggregate amount and per share effect of the tax holiday are as follows:

	2008	2009
	RMB except per share amounts

The aggregate dollar effect	2,068	6,730
Per share effect — basic and diluted	0.03	0.08

8.	Related Party Transactions and Balances

The Group purchased RMB 2,600 and RMB 3,300 food materials for the years ended 2008 and 2009, respectively, from Mr. Dehong Chen, one of the shareholders of the Group. During 2008 and 2009, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses RMB 1,081 and RMB 1,497, respectively. In December 2009, the Group purchased commercial property from Mr. Xingqiang Zhang, one of the Founders, for office space use and restaurant operations totaling RMB 12,000.

	2008	2009
	RMB

Related party balances
Amounts due from related parties
— Shareholders and key management personnel	9,863	9,012
Amounts due to related parties
— Shareholders and key management personnel	3,713	11,031

Amounts due from related parties were mainly comprised of cost reimbursements for certain trainings provided and short-term loans; and amounts due to related parties were mainly comprised of the purchases of property and inventories. Amounts due from and to relate parties are unsecured, interest-free and have no fixed repayment terms. Substantially all of the amounts due to and from related parties had been settled in cash subsequently.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

9.	Preferred shares

On September 26, 2007, the Company issued 24,000,000 Series A convertible preferred shares (“Series A Shares”) to two strategic venture capital investors, SIG China Investments One, Ltd., (“SIG”) and Sequoia Capital China II, L.P. (“Sequoia”) (collectively, the “VC” or “Investors”) at $0.5417 per share for total consideration of $13,000,000 which accounts for 30% of the total outstanding equity of the Company. SIG and Sequoia each subscribed 12,000,000 shares of Series A Shares.

The key terms of Series A Shares are as follows:

Conversion

Each Series A Share shall be convertible, at the option of the holder thereof, at any time after the original issue date into such number of fully paid and non assessable ordinary shares as determined by dividing the original issue price by the conversion price in effect at the time of conversion. The conversion price for each Series A Share shall initially be equal to the subscription price ($0.5417 per share), i.e., the initial conversion ratio between Series A Shares and ordinary shares shall be 1:1.

The Series A Shares shall automatically convert into ordinary shares at the then effective conversion price upon (i) a qualified Initial Public Offering (“IPO”), or (ii) the date specified by written consent of the holders of at least 50% of all outstanding Series A Shares. A qualified IPO refers to the closing of the Company’s first firm commitment, underwritten public offering of its ordinary shares on an internationally recognized securities exchange resulting in (i) aggregate proceeds to the Company of at least $60 million before deduction of underwriters’ commissions and expenses, and (ii) a market capitalization of the Company immediately after such offering of at least $300 million, and (iii) such offering shall be acceptable to the holders of a majority of the outstanding Series A Shares. The conversion prices of the Series A Shares are subject to anti-dilution adjustments and in the event the Company issues ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to such issuance.

The Company has determined that the conversion option do not qualify an embedded derivative to be bifurcated and accounted for separately from the preferred shares. In addition, there was no beneficial conversion feature (“BCF”) attributable to the Series A Shares as the effective conversion price was greater than the fair value of the ordinary shares on the commitment date. The Company will reevaluate whether a BCF is required to be recorded upon the modification to the effective conversion price of the Series A Shares, if any. As of December 31, 2008 and 2009, no adjustments to the conversion prices had occurred.

Voting right

The holder of each Series A Share shall be entitled to cast the number of votes equal to the number of ordinary shares into which such Series A Shares could be converted as of the record date for determining shareholders entitled to vote on such matters at any general meeting.

Dividend

No dividends or other distributions (whether in cash, in property, or in shares of the Company) shall be made or declared with respect to any other class or series of shares of the Company unless at the same time an equivalent dividend is declared or paid on all outstanding Series A Shares on an if-converted basis.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or another deemed liquidation event. A deemed liquidation event includes a change in control and the sale, transfer or disposition of all or substantially all of the assets of the Company, and an enactment of new PRC government policies, laws or regulations that prohibit non-PRC entities from investing in, holding or disposing of any securities of the Company, or substantially prohibit the Company from carrying on its businesses. The Series A Shareholders shall be entitled to receive an amount equal to 100% of the original issue price of each Series A Share plus all accrued or declared but unpaid dividends thereon.

Drag-along Rights

At any time after the expiry of the 60th month from closing, if the Company shall not have undergone an IPO or sale of the Company, and (i) the shareholders holding a majority of the Series A Shares, and (ii) the shareholders holding a majority of the Ordinary Shares may cause a compulsory sale of the Company at a minimum price equal to $200 million to a third party purchaser. If the holders of a majority of the Series A Shares approve a sale of the Company pursuant to this provision but the holders of a majority of the ordinary shares do not so approve, the holders of the Series A Shares shall have the right to sell all their Series A Shares to the holders of the ordinary shares pro rata at the price contemplated by third party purchaser of the Company in such proposed sale of the Company.

The cash proceeds, net of issuance costs of RMB 666, were recorded as the initial carrying value of the Series A Shares. The Series A shares are classified as mezzanine equity in the consolidated balance sheets as the shares are redeemable upon the occurrence of certain event outside the control of the Company.

10.	Mainland China Contribution Plan And Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total monthly contributions for such employee benefits were RMB 6,571 and RMB 22,553 for the years ended December 31, 2008 and 2009, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

11.	Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The reserve funds amounted to RMB 2,931 and RMB 5,978 as of December 31, 2008 and 2009, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

capital of RMB 8,909 at December 31, 2009 is considered restricted and not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

12.	Dividend and Distributions

Dividends are recognized when declared. The Group declared dividends in respect of 2008 earnings to Series A preferred shareholders totaling RMB 3,946. The allocation basis of the dividends being distributed to the Series A preferred shareholders is based on the number of shares in issue of 24,000,000 as at December 31, 2008.

All net earnings arising from the operations of the 9 Owned-and-Operated restaurants prior to their acquisition were distributed to the Founders amounting to approximately, RMB 2,436 and RMB 3,454 during the years ended December 31, 2008 and 2009, respectively, and are recorded as distributions to Founders in the consolidated financial statements. This portion of earnings was not available to the ordinary shareholders.

13.	Net Income Per Share

The Group has used the two-class method of computing earnings (loss) per share as its Series A convertible preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income per share and diluted net income per share:

	Year Ended December 31,
	2008	2009
	RMB except share amounts

Basic net income per share:
Consolidated net income	26,617	45,079
Less: Distribution to Founders	(2,436)	(3,454)
Dividend on Series A convertible preferred shares	—	(3,946)
Amounts allocated to preferred shares for participating rights to dividends	(7,254)	(11,303)

Net income attributable to ordinary shareholders — basic	16,927	26,376
Weighted average ordinary shares outstanding — basic	56,000,000	56,000,000

Net income per share-basic	0.30	0.47

Diluted net income per share:
Net income attributable to ordinary shareholders-basic	16,927	26,376
Amounts allocated to preferred shares for participating rights to dividend	7,254	11,303

Net income attributable to ordinary shareholders-diluted	24,181	37,679
Weighted average ordinary shares outstanding-basic	56,000,000	56,000,000

Preferred shares	24,000,000	24,000,000

Weighted average ordinary shares outstanding-diluted	80,000,000	80,000,000

Diluted earnings per share	0.30	0.47

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2008 AND 2009
(in thousands, except share and per share amounts)

14.	Subsequent Events

Subsequent events are evaluated up to September 7, 2010.

Under the 2009 Share Incentive Plan adopted by the Group in December 2009, the Group granted its employees in January and May 2010: 1) options to purchase 3,392,000 and 192,000 ordinary shares at an exercise price of $1.00 and $2.50 per share, respectively and 2) 288,000 restricted shares.

In May 2010, the name of Chongqing Growing Rich Country Style Cooking Management Co., Ltd. was changed to CSC (China) Management Co., Ltd.

On July 9, 2010, the Group granted options to its employees to purchase 621,000 ordinary shares at an exercise price of $1.00 per share. These options vest on 5 years of continuous service and have 10-year contractual terms. The fair value of the options was RMB 9,576 ($1,413) at the grant date.

On July 30, 2010, the Group granted options to an independent director to purchase 50,000 ordinary shares at an exercise price of $3.08 that will vest on 2 years of continuous service. These options have 10-year contractual terms. The fair value of the options was RMB 535 ($79) at the grant date.

On August 23, 2010, the Group granted options to an executive officer to purchase 120,000 ordinary shares at an exercise price of $1.00 that will vest on 5 years of continuous service. These options have 10-year contractual terms. The fair value of the options was RMB 1,953 ($287) at the grant date.

In July 2010, options to purchase 35,700 ordinary shares were canceled.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE
COOKING RESTAURANT CHAIN CO.,LTD
(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31,
	2008	2009
	(In thousands of RMB except share and per share amounts)

ASSETS
Cash and cash equivalents	130	100
Due from subsidiaries	19	29
Prepaid expenses and other current assets	1,409	1,900
Investment in subsidiaries	89,016	132,166

Total assets	90,574	134,195

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Due to subsidiaries	176	176
Accrued expenses	307	2,306
Dividend payable	—	3,946

Total liabilities	483	6,428

Mezzanine Equity:
Series A convertible preferred shares, par value $0.001 24,000,000 shares issued and outstanding	96,949	96,949
Equity (deficit):
Ordinary shares, par value $.001, 96,000,000 shares authorized, 56,000,000 shares issued and outstanding	420	420
Additional paid-in capital	5,866	5,866
Retained earnings (deficit)	(11,107)	26,572
Accumulated other comprehensive loss	(2,037)	(2,040)

Total equity (deficit)	(6,858)	30,818

Total liabilities, mezzanine equity and equity (deficit)	90,574	134,195

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE
COOKING RESTAURANT CHAIN CO, LTD.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2009
	(In thousands of RMB)

Operating costs and expenses: general and administrative	(369)	(120)

Loss from operations	(369)	(120)

Other income (expense)	235	3
Investment income from subsidiaries	24,315	41,742

Net income attributable to Country Style Cooking Restaurant Chain Co., Ltd.	24,181	41,625

Dividend on Series A convertible preferred shares	—	(3,946)

Net income attributable to ordinary shareholders	24,181	37,679

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE
COOKING RESTAURANT CHAIN CO, LTD.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2009
	(In thousands of RMB)

Cash flows from operating activities:
Net income attributable to Country Style Cooking Restaurant Chain Co., Ltd.	24,181	41,625
Investment income from subsidiaries	(24,315)	(41,742)
Adjustments to reconcile net income to net cash used in operating activities:
Increase in due from subsidiaries	(19)	(10)
Increase in prepaid expenses and other current assets	—	(1,900)
Increase in due to subsidiaries	176	—
Decrease in accrued liability	(362)	2,000

Net cash used in operating activities	(339)	(27)

Cash flows from investing activities:
Investment in subsidiaries	(58,057)	—

Net cash used in investing activities	(58,057)	—

Effect of exchange rate change	(394)	(3)

Net decrease in cash and cash equivalents	(58,790)	(30)
Cash and cash equivalents, beginning of year	58,920	130

Cash and cash equivalents, end of year	130	100

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements of the Group and its subsidiaries except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND JUNE 30, 2010 (UNAUDITED)

	December 31	June 30	June 30,	Pro Forma	Pro Forma
	2009	2010	2010	June 30, 2010	June 30, 2010
	(In thousands of RMB		US$ 000’s	(In thousands of RMB	US$ 000’s)
	except share and per			except share and per
	share amounts)			share amounts)

ASSETS
Current assets:
Cash and cash equivalents	70,695	55,925	8,247	55,925	8,247
Due from related parties	9,012	105	15	105	15
Inventories	14,929	18,554	2,736	18,554	2,736
Prepaid rent	3,857	5,687	839	5,687	839
Prepaid expenses and other current assets	6,902	10,586	1,560	10,586	1,560
Deferred income taxes-current	518	518	76	518	76

Total current assets	105,913	91,375	13,473	91,375	13,473
Property and equipment, net	95,961	134,640	19,854	134,640	19,854
Goodwill	6,286	6,286	927	6,286	927
Deferred income taxes — non current	959	959	141	959	141
Deposits for leases — non current	5,949	7,016	1,035	7,016	1,035

Total assets	215,068	240,276	35,430	240,276	35,430

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	31,306	28,839	4,253	28,839	4,253
Deferred revenue	1,257	2,277	336	2,277	336
Due to related parties	11,031	204	30	204	30
Accrued payroll	9,889	15,687	2,313	15,687	2,313
Income taxes payable	7,691	5,026	741	5,026	741
Dividend payable	3,946	—	—	—	—
Deferred rent — current	418	597	88	597	88
Prepaid subscription — current	—	1,998	295	1,998	295
Other liabilities	16,655	20,372	3,001	20,372	3,001

Total current liabilities	82,193	75,000	11,057	75,000	11,057
Deferred rent — non current	5,108	7,258	1,070	7,258	1,070
Prepaid subscription — non current	—	889	131	889	131

Total liabilities	87,301	83,147	12,258	83,147	12,258

Mezzanine equity:
Series A convertible preferred shares, par value $0.001, 24,000,000 shares issued and outstanding	96,949	96,949	14,296	—	—
Equity:
Ordinary shares, par value $0.001, 96,000,000 shares authorized, 56,000,000 shares issued and outstanding	420	420	62	600	88
Additional paid in capital	5,866	7,546	1,113	104,315	15,383
Retained earnings	26,572	54,290	8,007	54,290	8,007
Accumulated other comprehensive loss	(2,040)	(2,076)	(306)	(2,076)	(306)

Total equity	30,818	60,180	8,876	157,129	23,172

Total liabilities, mezzanine equity and equity	215,068	240,276	35,430	240,276	35,430

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

	Six-Month Periods Ended June 30,
	2009	2010	2010
	(In thousands of RMB except share and per share amounts)		US$ 000’s

Revenue — restaurant sales	212,314	326,425	48,135

Costs and expenses:
Restaurant expenses:
Food and paper	103,641	154,944	22,848
Restaurant wages and related expenses	33,265	52,824	7,789
Restaurant rent expense	16,609	28,273	4,169
Restaurant utilities expense	13,299	19,863	2,929
Other restaurant operating expenses	11,646	14,909	2,198
Selling, general and administrative	5,259	13,482	1,988
Depreciation	4,467	8,873	1,308

Total operating expenses	188,186	293,168	43,229

Income from operations	24,128	33,257	4,906
Other income	645	1,565	231

Income before income taxes	24,773	34,822	5,137
Income tax expense	(4,504)	(7,104)	(1,048)

Net income	20,269	27,718	4,089
Dividend on Series A convertible preferred shares	(3,946)	—	—
Distribution to Founders	(3,454)	—	—

Net income attributable to ordinary shareholders	12,869	27,718	4,089

Basic net income per share	0.16	0.35	0.05

Diluted net income per share	0.16	0.34	0.05

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	56,000,000

Diluted weighted average ordinary shares outstanding	80,000,000	80,996,325	80,996,325

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

				Retained	Accumulated
			Additional	Earnings	Other
	Ordinary Shares		Paid in	(Accumulated	Comprehensive	Total Equity	Comprehensive
	Shares	Amount	Capital	Deficit)	Loss	(Deficit)	Income
	(In thousands of RMB except share amounts)

Balance at January 1, 2009	56,000,000	420	5,866	(11,107)	(2,037)	(6,858)
Net income	—	—	—	20,269	—	20,269	20,269
Distribution to Founders	—	—	—	(3,454)	—	(3,454)	—
Dividend on Series A convertible preferred shares	—	—	—	(3,946)	—	(3,946)	—
Foreign currency translation adjustments	—	—	—	—	(3)	(3)	(3)

Balance at June 30, 2009	56,000,000	420	5,866	1,762	(2,040)	6,008	20,266

Balance at January 1, 2010	56,000,000	420	5,866	26,572	(2,040)	30,818
Net income	—	—	—	27,718	—	27,718	27,718
Share based compensation	—	—	1,680	—	—	1,680	—
Foreign currency translation adjustments	—	—	—	—	(36)	(36)	(36)

Balance at June 30, 2010	56,000,000	420	7,546	54,290	(2,076)	60,180	27,682

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

	Six-Month Periods Ended
	2009	2010	2010
	(In thousands of RMB)		US$ 000’s

Operating activities:
Net income	20,269	27,718	4,089
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	—	96	14
Depreciation	4,467	8,873	1,308
Deferred income taxes	(462)	—	—
Share based compensation	—	1,680	248
Changes in operating assets and liabilities:
Due from related parties	769	8,907	1,313
Inventories	(4,438)	(3,625)	(535)
Prepaid rent	(1,868)	(1,830)	(270)
Prepaid expense and other current assets	(5,703)	(3,684)	(543)
Deposits for leases	(1,420)	(1,067)	(157)
Accounts payable	4,775	(2,467)	(364)
Deferred revenue	776	1,020	150
Due to related parties	2,111	204	30
Accrued payroll	3,456	5,798	855
Income taxes payable	98	(2,665)	(393)
Deferred rent	1,679	2,329	343
Other current liabilities	(415)	410	60

Net cash provided by operating activities	24,094	41,697	6,148

Investing activities:
Restaurant and office space capital expenditures	(14,537)	(55,372)	(8,165)
Purchase of restaurant operating assets	(3,642)	—	—

Net cash used in investing activities	(18,179)	(55,372)	(8,165)

Financing activities:
Distribution to Founders	(3,454)	—	—
Dividend paid to Series A convertible preferred shares	—	(3,946)	(582)
Proceeds from early exercise of employee share options	—	2,887	426

Net cash used in financing activities:	(3,454)	(1,059)	(156)

Effect of exchange rate	(3)	(36)	(5)

Net increase (decrease) in cash and cash equivalents	2,458	(14,770)	(2,178)
Cash and cash equivalents, beginning of period	52,378	70,695	10,425

Cash and cash equivalents, end of period	54,836	55,925	8,247

Supplemental disclosure of cash flow information:
Payable for purchase of properties and equipment	1,009	5,103	752
Income taxes paid	4,868	9,768	1,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

1.	Basis of Preparation

The accompanying unaudited condensed consolidated financial statements include the financial information of Country Style Cooking Restaurants Chain Co., Ltd. (the “Company” or “CSC Cayman”) and its subsidiaries (collectively, the “Group”). All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the six-month periods ended June 30, 2009 and 2010 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for each of the two years in the period ended December 31, 2009. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2009 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements for each of the two years in the period ended December 31, 2009.

2.	Summary of Principal Accounting Policies

Unaudited Pro Forma Information.  The pro forma balance sheet information as of June 30, 2010 assumes the conversion upon completion of the initial public offering of all convertible preferred shares outstanding as of June 30, 2010 into ordinary shares.

Translation into United States Dollars.  The financial statements of the Group are stated in RMB. Translation of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.7815, on June 30, 2010, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2010, or at any other rate.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

3.	Property and Equipment, Net

Property and equipment, net:

	December 31,	June 30,
	2009	2010
	RMB

Cost:
Buildings	32,875	33,207
Leasehold improvements	30,238	45,099
Equipment	33,660	43,312
Office furniture and fixtures	4,420	8,066
Less: Accumulated depreciation	(12,847)	(21,864)
Add: Construction in process	7,615	26,820

	95,961	134,640

Constructions in process consist of mainly renovations for restaurants under development. Depreciation expense for all property and equipment for the six-month periods ended June 30, 2009 and 2010 was RMB 4,467 and RMB 8,873, respectively.

4.	Other Current Liabilities

	December 31,	June 30,
	2009	2010
	RMB

Capital expenditure liability	1,486	4,480
Security deposit	2,000	2,000
Accrued utility costs	2,291	3,376
Other tax payable	7,214	5,110
Accrued professional fees	2,204	3,259
Other	1,460	2,147

	16,655	20,372

5.	Leases

Substantially all of the Group’s restaurants are operated under leased properties. All lease contracts are classified as operating leases. The Group does not consider any one of these individual leases material to the Group’s operations. Initial lease terms are generally for five to ten years and, in many cases, provide for the lessee’s renewal options. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement.

Deferred rent arises from the differences between actual rental payments and the recognition of rental expenses on straight-line method for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB 5,526 and RMB 7,855 as of December 31, 2009 and June 30, 2010, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in later portion of the lease terms. The balances of security deposits for leases were RMB 5,949 and RMB 7,016 as of December 31, 2009 and June 30, 2010, respectively and are expected to be fully recovered at the end of leases.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

(a)  Minimum rent commitments under non-cancelable operating leases at June 30, 2010 were as follows:

RMB

July 1, 2010~December 31, 2010	28,355
2011	55,112
2012	52,317
2013	47,224
2014	43,362
Thereafter	109,805

Total minimum lease payments	336,175

(b)  Total rent expense on operating leases, including contingent rent, was as follows:

	Six-Month Periods Ended June 30,
	2009	2010
	RMB

Minimum rent on real property	17,942	27,239
Contingent rent	869	1,034

Total	18,811	28,273

6.	Income Taxes

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The effective tax rate for the six-month periods ended June 30, 2009 and 2010 were 18.2% and 20.4%, respectively.

7.	Related Party Transactions and Balances

The Group purchased RMB 3,266 and RMB 288 food materials for the six-month periods ended June 30, 2009 and 2010, respectively, from Mr. Dehong Chen, one of the shareholders of the Group. During the first six-month periods of 2009 and 2010, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses RMB 533 and RMB 403, respectively.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

June 30, 2010
RMB

Related party balances
Amounts due from related parties
— Shareholders and key management personnel	105
Amounts due to related parties
— Shareholders and key management personnel	204

8.	Net Income Per Share

	Six-Month Periods
	Ended June 30,
	2009	2010
	In thousands of RMB except share amounts

Basic net income per share:
Consolidated net income	20,269	27,718
Less: Distribution to Founders	(3,454)	—
Dividend on Series A convertible preferred shares	(3,946)	—
Amounts allocated to preferred shares for participating rights to dividends	(3,861)	(8,315)

Net income attributable to ordinary shareholders — basic	9,008	19,403
Weighted average ordinary shares outstanding — basic	56,000,000	56,000,000

Net income per share-basic	0.16	0.35

Diluted net income per share:
Net income attributable to ordinary shareholders — basic	9,008	19,403
Amounts allocated to preferred shares for participating rights to dividend	3,861	8,315

Net income attributable to ordinary shareholders — diluted	12,869	27,718
Weighted average ordinary shares outstanding — basic	56,000,000	56,000,000

Preferred shares	24,000,000	24,000,000

Options	—	996,325
Weighted average ordinary shares outstanding — diluted	80,000,000	80,996,325

Diluted earnings per share	0.16	0.34

Diluted earnings per share calculation excludes 139,000 common shares issuable upon the assumed conversion of share options granted on May 20, 2010, as their effect would have been anti-dilutive.

9.	Share based compensation

Under 2009 Share Incentive Plan, the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2009 Share Incentive Plan, the Group may issue options to the Participants to purchase not more than 7,720,000 ordinary shares. The Group granted 3,392,000

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

and 192,000 options to its employees on January 1, 2010 and May 20, 2010, which vest based on 4 to 5 years of continuous service and have 10-year contractual terms.

As of June 30, 2010, 633,000 non-vested restricted shares and options to purchase 3,239,000 ordinary shares were outstanding and options to purchase 3,848,000 ordinary shares were available for future grants under the Option Plans.

The Group records share based compensation based on the grant date fair value of the award and recognized the cost as an expense over the grantee’s requisite service period. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expense depending on the job functions of the grantees.

The share-based compensation has been classified as follows as of June 30, 2010:

Restaurant wages and related expenses	512
Selling, general and administrative	1,168

Total	1,680

The weighted-average grant date fair value for options granted during the six-month period ended June 30, 2010 was RMB 6.20 ($0.91), computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of the Group’s ordinary shares, the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

When estimating the fair value of its ordinary shares, the Group has considered a number of factors, including using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of the ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The fair values of stock options were estimated using the following significant assumptions:

Six-Month Periods
Ended June 30, 2010

Suboptimal exercise factor	2.5
Risk-free interest rate	4.30% to 4.60%
Volatility	43.20% to 43.85%
Dividend yield	—
Life of option	10 years

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

The following table summarized information regarding options issued within six-month periods ended June 30, 2010:

			Fair Value of
	Number		Ordinary
	of Options	Exercise	Shares at the	Intrinsic
Grant date	Granted	Price	Grant Date	Value
		US$	US$	US$ 000’s

January 1, 2010	3,392,000	1.00	1.47	1,594
May 20, 2010	192,000	2.50	2.10	—

	3,584,000

The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by the Group at the option exercise price if the grantee’s service with the Group terminates. For purposes of the following disclosures, early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. To date, the Group has issued 345,000 shares upon early exercise of stock options and recorded the proceeds received from grantees as a liability which will be reversed when such non-vested restrictive shares vest.

The following table summarized the Group’s share option activity under the Option Plans:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual	Aggregated
	Options	Price	Life	intrinsic value
		US$	Years	US$ 000’s

Options outstanding at January 1, 2010	—
Granted	3,584,000	1.08
Early exercise	(345,000)	1.23
Options outstanding at June 30, 2010	3,239,000	1.06	9.52	1,457

Share options vested or expected to vest at June 30, 2010	2,225,131	1.09	9.53	980

As of June 30, 2010, there was RMB 14,487 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the option plan, which is expected to be recognized over a weighted-average period of 2.32 years.

On May 20, 2010, the Group awarded 288,000 non-vested restricted shares to an executive officer, which vest based on 4 years of continuous service.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(in thousands, except share and per share amounts)

The following table summarized the Group’s non-vested restricted shares activity:

		Weighted-
		Average Grant
		Date
		Fair Value
		US$

Non-vested restricted shares outstanding at January 1, 2009	—
Granted	288,000	2.10
Issued through early exercise of options	345,000	0.92

Non-vested restricted shares outstanding at June 30, 2010	633,000	1.81

The fair value of non-vested restricted shares were computed based on the fair value of the Group’s ordinary shares on the grant date, and the fair value of restricted shares on grant date was RMB 4,129. As of June 30, 2010, there was RMB 3,943 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.79 years.

10.	Subsequent Events

Subsequent events were evaluated up to September 7, 2010. On July 9, 2010, the Group granted options to its employees to purchase 621,000 ordinary shares at an exercise price of $1.00 per share. These options vest on 5 years of continuous service and have 10-year contractual terms. The fair value of the options was RMB 9,576 ($1,413) at the grant date.

On July 30, 2010, the Group granted options to an independent director to purchase 50,000 ordinary shares at an exercise price of $3.08 that will vest on 2 years of continuous service. These options have 10-year contractual terms. The fair value of the options was RMB 535 ($79) at the grant date.

On August 23, 2010, the Group granted options to an executive officer to purchase 120,000 ordinary shares at an exercise price of $1.00 that will vest on 5 years of continuous service. These options have 10-year contractual terms. The fair value of the options was RMB 1,953 ($287) at the grant date.

In July 2010, options to purchase 35,700 ordinary shares were canceled.

In July 2010, the name of Chengdu Growing Rich Country Style Cooking Restaurants Co., Ltd. was changed to Sichuan Country Style Cooking Restaurants Co., Ltd., and the name of Xi’an Growing Rich Country Style Cooking Restaurants Co., Ltd. was changed to Xi’an Country Style Cooking Restaurants Co., Ltd.

American Depositary Shares

COUNTRY STYLE COOKING
RESTAURANT CHAIN CO., LTD.

Representing           Ordinary Shares

PROSPECTUS
          , 2010

BofA Merrill Lynch	Credit Suisse

Cowen and Company	Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, expect to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own dishonesty, willful default or fraud, respectively.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.  Recent Sales of Unregistered Securities

The information below sets forth the date of issuance, title, amount, and purchasers of, and consideration paid for, our securities sold during the past three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration paid

Xingqiang Zhang	October 1, 2007	26,600,000 ordinary shares	$26,600

Hong Li	October 1, 2007	26,600,000 ordinary shares	$26,600

Sequoia Capital China II, L.P.	October 1, 2007	12,000,000 Series A preferred shares	$6,500,000

SIG China Investments One, Ltd.	September 27, 2007	12,000,000 Series A preferred shares	$6,500,000

Dehong Chen	October 17, 2007	2,000,000 ordinary shares	$2,000

Wenge Li	October 17, 2007	400,000 ordinary shares	$400

Qiurong Du	October 17, 2007	200,000 ordinary shares	$200

Jing Du	October 17, 2007	200,000 ordinary shares	$200

Item 8.  Exhibits and Financial Statement Schedules.

(a)	See the Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.  Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on September 7, 2010.

COUNTRY STYLE COOKING
RESTAURANT CHAIN CO., LTD.

By:	/s/ Hong Li
Name: Hong Li
Title:   Chairman and Chief Executive Officer

Power of Attorney

Each person whose signature appears below constitutes and appoints Hong Li and Roy Shengwen Rong as attorneys-in-fact with full power of substitution, for her/him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Act”), and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	Date

/s/ Hong Li Name: Hong Li	Chairman and Chief Executive Officer (principal executive officer)	September 7, 2010

/s/ Xingqiang Zhang Name: Xingqiang Zhang	Director	September 7, 2010

/s/ Roy Shengwen Rong Name: Roy Shengwen Rong	Chief Financial Officer (principal financial and accounting officer)	September 7, 2010

/s/ Tim T. Gong Name: Tim T. Gong	Director	September 7, 2010

Signature	Title	Date

/s/ Steve Yue Ji Name: Steve Yue Ji	Director	September 7, 2010

/s/ Chao Sun Name: Chao Sun	Director and Chief Operating Officer	September 7, 2010

/s/ Li-Lan Cheng Name: Li-Lan Cheng	Director	September 7, 2010

Signature of authorized representative in the United States

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Country Style Cooking Restaurant Chain Co., Ltd., has signed this Registration Statement or amendment thereto in New York, on September 7, 2010.

Authorized U.S. Representative

By:	/s/ Kate Ledyard
Name: Kate Ledyard, on behalf of
          Law Debenture Corporate Services Inc.
Title:   Manager

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4	.1*	Registrant’s Specimen Certificate for Ordinary Shares
4.2		Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the closing of this offering
4	.3*	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts
4	.4*	Registrant’s Specimen American Depositary Receipt (included in exhibit 4.3)
4.5		Shareholders’ Agreement dated September 27, 2007 among the Registrant and its shareholder parties thereto
5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8	.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom regarding certain U.S. tax matters
8.2		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.3		Opinion of Jingtian & Gongcheng regarding certain PRC legal matters
10.1		2009 Share Incentive Plan
10.2		Form of Indemnification Agreement with the Registrant’s directors and officers
10.3		Form of Employment Agreement with the Registrant’s officers
21.1		Subsidiaries of the Registrant
23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder (included in exhibit 5.1)
23	.3*	Consent of Skadden, Arps, Slate, Meagher & Flom (included in exhibit 8.1)
23.4		Consent of Jingtian & Gongcheng (included in exhibit 8.3)
23.5		Consent of Euromonitor International
23.6		Consent of May Yu
23.7		Consent of Caimin Zhong
24.1		Powers of Attorney (included on signature page)
99.1		Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.